PROSPECTUS SUPPLEMENT
(To Prospectus dated January 20, 1998)


                               3,500,000 Shares

                        [LOGO] IRON MOUNTAIN INCORPORATED

                                 Common Stock

     All of the shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby are being offered by Iron Mountain Incorporated (the "Company" or "Iron Mountain"). The Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "IMTN." On March 30, 1998, the closing sale price of the Common Stock on the Nasdaq National Market was $35.00 per share.

                             --------------------

     See "Risk Factors" beginning on page 1 of the accompanying Prospectus for a discussion of certain considerations relevant to an investment in the Common Stock.

                             --------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                          |    Price to   |   Underwriting |    Proceeds to
                          |     Public    |   Discount (1) |    Company (2)
Per Share ............... | $      34.75  |   $     1.73   |  $      33.02
Total (3) ............... | $121,625,000  |   $6,055,000   |  $115,570,000
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $1,000,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the option is exercised in full, the total
    Price to Public, Underwriting Discount and Proceeds to Company will be $139,868,750, $6,963,250 and $132,905,500, respectively. See
    "Underwriting."

                             --------------------

     The shares of Common Stock are offered severally by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor on or about April 3, 1998 at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                             -------------------
Bear, Stearns & Co. Inc.

                       William Blair & Company

                                             Prudential Securities Incorporated


           The date of this Prospectus Supplement is March 30, 1998.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information set forth elsewhere or incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus dated January 20, 1998 (the "Prospectus"), which should be reviewed carefully. Unless the context indicates otherwise, the term "Recent Acquisitions" means the acquisitions consummated since January 1, 1997 and the term "Pending Acquisition" means the pending acquisition of InterMation, Inc., as described under "Recent and Pending Acquisitions." References to "Iron Mountain" and the "Company" include Iron Mountain Incorporated (including predecessor entities) and its consolidated subsidiaries, unless the context otherwise requires. Unless otherwise indicated, the information in this Prospectus Supplement does not give effect to the exercise of the Underwriters' over-allotment option and assumes that the net proceeds from the Offering to be used for the repayment of indebtedness will be used to repay indebtedness outstanding under the Credit Agreement and not to redeem a portion of the 1996 Notes (each as defined herein).


                                  The Company

     Iron Mountain is America's largest records management company, as measured by its revenues. The Company is a national, full-service provider of records management and related services, enabling customers to outsource records management functions. Iron Mountain has a diversified customer base, which includes more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. The Company provides storage for all major media, including paper (the dominant form of records storage), computer disks and tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Iron Mountain's principal services provided to its storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. The Company also sells storage materials and provides information technology ("IT") staffing, consulting, facilities management and other outsourcing services.

     As part of its growth strategy, since mid-1994, Iron Mountain has acquired 46 records management businesses, including 16 in 1996 and 23 since January 1, 1997. The Company's recent acquisitions of HIMSCORP, Inc. (doing business under the name Record Masters) ("Record Masters") and Arcus Group, Inc. ("Arcus Group") and its principal operating subsidiary, Arcus Technology Services, Inc. ("Arcus"), have significantly increased its presence in medical records management and off-site data security services (the management of electronic records). In addition to being the industry leader in business records, management believes that the Company is now the industry leader in both of these specialized records management activities. These acquisitions also expanded the ancillary services offered by the Company to include IT staffing and enhanced its range of facilities management services. As of March 1, 1998, Iron Mountain managed over 50,000 customer accounts and operated 223 records management facilities in 54 markets. For the year ended December 31, 1997, giving effect on a pro forma basis to the Recent Acquisitions, the Company had revenues of $365.8 million and earnings before interest, taxes, depreciation, amortization and extraordinary items ("EBITDA") of $89.1 million, after adjustments for certain identified cost reductions from the integration of the Recent Acquisitions. See "Pro Forma Condensed Consolidated Financial Information."


                               Industry Overview

     The records management industry stores information in a variety of media formats, which can be broadly divided into paper and electronic records, and provides a wide range of services related to the records stored. Based on publicly available information, organizations in the United States generate an estimated four trillion documents each year, many of which must be retained and remain available for reference for many years. Management believes the volume of information stored on electronic media has similarly been expanding in recent years.

     The Company believes that the volume of stored paper and electronic records will continue to increase for a number of reasons, including: (i) the rapid growth of inexpensive document producing technologies such as facsimile and desktop printing; (ii) the continued proliferation of data processing technologies such as personal computers and networks; (iii) increased regulatory requirements; (iv) concerns over possible future litigation and the resulting increases in volume and holding periods of documentation; (v) the high cost of reviewing records and deciding whether to retain or destroy them;
(vi) the failure of many entities to adopt or follow policies on records destruction; and (vii) audit requirements to keep backup copies of certain records in off-site locations. Despite the growth of new "paperless" technologies, such as the Internet and e-mail, management believes that stored information remains predominantly paper-based and that such technologies have promoted the creation of hard copies of such electronic information. In addition, management believes that the proliferation of digital information technologies and distributed data networks has led to increased demand for data security services, such as the storage and off-site rotation of back-up copies of magnetic media, and outsourcing support services that address the needs of data center operations and disaster recovery programs.

     The Company believes that it benefits from several industry fundamentals, including: (i) the historically non-cyclical nature of the records management industry; (ii) the continued trend towards corporate outsourcing of records management functions; (iii) the ability of larger records management companies to achieve economies of scale with respect to labor, real estate costs and the utilization of management information systems; and (iv) the ongoing consolidation of the records management industry. The Company believes that there are only three records management providers (including the Company) with a national operating presence, the balance being regional or, in most instances, single-city operators. According to Professional Records and Information Services Management ("PRISM"), a trade group of approximately 450 members, as of January 1994 (the latest date for which such information is available), approximately 2,600 firms offered records storage and management services in the United States. The Company believes that there is a trend toward consolidation in the records management industry and that this trend will continue primarily because of: (i) the opportunities to achieve economies of scale; (ii) the industry's capital requirements for growth; (iii) customer demands for more sophisticated technology-based solutions; (iv) the preference on the part of certain customers to use large, sophisticated records management companies for the storage of vital records and the support of disaster recovery programs; and (v) the preference of certain large, national customers to outsource a significant portion of their records management functions to one vendor with a national presence, such as Iron Mountain.


                            Iron Mountain Strategy


     Iron Mountain's strategy is to increase revenues and EBITDA while maintaining a low-cost operating structure and providing premium services. The Company seeks to generate growth through: (i) increased business with existing customers, including the provision of new services; (ii) additions of new customers; and (iii) selective acquisitions in existing and new markets. The Company's strategy is based on the following elements:


Growth from Existing Customers

     Existing Iron Mountain customers storing paper records contribute to storage and services revenue growth because on average they generate additional Cartons(1) at a faster rate than old cartons are destroyed or permanently removed. From January 1, 1993 through December 31, 1997, Net Carton Growth From Existing Customers(2) increased at an average annual rate of approximately 6%. In order to maximize growth opportunities from existing customers, the Company seeks to maintain high levels of customer retention by providing premium customer service through its decentralized customer service approach complemented by its local account management staff.

     Through its local account management staff, the Company leverages existing business relationships with its customers by selling incremental services and products. Services include records tracking, indexing, customized reporting, vital records management, records management consulting services, and, with the acquisitions of Arcus and Record Masters, additional temporary staffing/outsourcing services in the IT, clerical and medical sectors. See "Recent and Pending Acquisitions."


----------------------
(1) The term "Carton" is defined as a measurement of volume equal to a single standard storage carton, approximately 1.2 cubic feet. The number of cartons stored does not include storage volumes in the Company's vital records services and data security services, which are described under "Business--Description of Iron Mountain Records Management Services."

(2) "Net Carton Growth From Existing Customers" is defined as the increase in net Cartons attributable to existing customers without giving effect to the loss of approximately 1.0 million Cartons in fires attributed to arson in March 1997 in two of the Company's facilities in South Brunswick Township, New Jersey. See "Business--Legal Proceedings."

Additions of New Customers

     The Company's direct sales force is dedicated solely to establishing new account relationships and draws on the Company's national marketing organization and senior management. New customer sales efforts have resulted in the addition of more than 900 new customer accounts in each of the years 1993 through 1995, over 1,200 new customer accounts in 1996 and over 1,600 new customer accounts in 1997.

     From December 31, 1996 through March 1, 1998, the Company's sales force grew from 21 to 105 sales professionals, five of whom focus solely on national accounts. The sales force growth is primarily from the acquisitions of Safesite Records Management Corporation ("Safesite") and Arcus and the decision by the Company to significantly increase its direct selling resources. As a result of Arcus's sales efforts, from January 1, 1993 through December 31, 1997, Arcus realized an internal annual growth rate of approximately 11%.


Growth through Acquisitions

     The Company's objective is to be one of the largest records management service providers in each of its geographic markets and to become the largest national provider of business records management services, including medical records management services, data security services and vital records protection services. The Company believes that it is well positioned to continue to participate in the further consolidation of the records management industry. As part of its growth strategy, since mid-1994, Iron Mountain has acquired 46 records management businesses, including 16 in 1996 and 23 since January 1, 1997. The Company has made, and intends to continue to make, fold-in acquisitions to augment its operations in existing markets and to make strategic acquisitions in new geographic markets, with an emphasis on the 60 largest markets in the United States and potentially in certain markets outside the United States.

     The Company has also made, and intends to continue to make, acquisitions to increase its presence in the data security services and medical records management markets. Of the acquisitions completed since mid-1994, 13 have been records management companies that focused on data security services and five have been records management companies that focused on medical records management. With the completion of the acquisitions of Arcus and Record Masters, Iron Mountain believes that it is now the industry leader in both off-site data security services and medical records management.


Capitalize on Operating Efficiencies

     Iron Mountain pursues a low-cost operating strategy based primarily on achieving economies of scale in the areas of storage, labor and transportation, general and administrative functions and management information systems. Because occupancy costs are a major component of the Company's cost of sales, its real estate management staff aggressively seeks to minimize per unit storage costs by designing racking systems and operating space to maximize facility storage efficiency, negotiating favorable facility leases, contracting for facilities to be built to its custom specifications, and leasing larger facilities in order to reduce operating costs per unit. The Company seeks to increase labor efficiency by offering incentive compensation to all full-time employees based upon achieving specific operating targets. Certain operating costs, such as the maintenance of local delivery fleets, general and administrative costs and management information systems, offer economies of scale, providing the Company with operating leverage and the ability to increase its efficiency through further growth.

     The Company has proven its ability to successfully reduce the cost structure of its acquired operations and believes it will realize additional cost savings from recent acquisitions. Certain of these cost savings, including labor reductions and certain general and administrative costs, are generally obtained within 12 months of an acquisition. Other cost savings, including occupancy costs, may take longer to achieve. The Company's goal is to achieve substantially all of the targeted cost savings within 24 months of an acquisition.


Provide Superior Customer Service

     The Company believes it has a reputation for providing reliable, quality service based on its more than 47 years of operations, its commitment to providing premium customer service by offering a full service approach to a customer's record information management needs, and the continuity and depth of its management team. The Company has successfully implemented a decentralized management structure that enables the Company to respond quickly and flexibly to local customer needs. In addition, Iron Mountain's national operating presence allows it to better service large organizations that require multiple records management solutions across geographically diverse locations.

     Iron Mountain's proprietary Safekeeper(TM) and Safekeeper MediaLink(TM) systems provide advanced inventory control and information access, enabling the Company to supply customized records management solutions and to quickly respond to marketplace trends. In addition, Iron Mountain's Safekeeper Compass(TM) system allows national account customers to access data, run inventory reports and order services from Iron Mountain locations nationwide.


             Financial Characteristics of Iron Mountain's Business

Iron Mountain's records management business has the following financial characteristics:

[bullet] Recurring Revenues. Iron Mountain derives a majority of its revenues from fixed periodic (usually monthly) fees charged to customers based on the volume of records stored. Revenues from these fixed periodic fees have grown for 36 consecutive quarters and have represented approximately 60% of the Company's total revenues in each of the last five years. Once a customer places paper records in storage with the Company and until those records are destroyed or permanently removed (for which the Company typically receives a service fee), the Company receives recurring payments for storage fees without incurring additional labor or marketing expenses or significant capital costs. Similarly, contracts for the storage of electronic media consist primarily of fixed monthly payments. The stable and growing storage base also provides the foundation for increases in revenues and EBITDA from related service activities and sales of storage materials.

[bullet] Historically Non-Cyclical Business. Iron Mountain has not experienced a reduction of its business as a result of past general economic downturns, although there can be no assurance that this would be the case in the future. Management believes that the outsourcing of records management may accelerate during economic downturns as companies focus on reducing costs through outsourcing non-core operating functions. In addition, management believes that companies that have outsourced records management are less likely during economic downturns to incur the move-out costs and other expenses associated with switching vendors or moving records management in-house.

[bullet] Inherent Growth from Existing Paper Records Customers. The Company's paper records customers have on average generated additional Cartons at a faster rate than stored Cartons have been destroyed or permanently removed. From January 1, 1993 through December 31, 1997, Net Carton Growth From Existing Customers increased at an average annual rate of approximately 6%. The Company believes the consistent growth of its paper storage revenues is the result of a number of factors, including:
         (i) the trend toward increased records retention; (ii) customer satisfaction with the Company's services; and (iii) the costs and inconvenience of moving storage operations in-house or to another provider of records management services.

[bullet] Diversified and Stable Customer Base. As of March 1, 1998, the Company had over 50,000 customer accounts in a variety of industries. The Company currently provides services to more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. After giving effect to the Recent Acquisitions, no customer accounted for more than 3% of revenues for the year ended December 31, 1997. From January 1, 1993 through December 31, 1997, average annual permanent removals of Cartons represented only approximately 4% of total Cartons stored.

[bullet] Capital Expenditures Related Primarily to Growth. The Company's business requires limited annual maintenance capital expenditures. Maintenance capital expenditures were $0.9 million, $1.1 million and $1.2 million in 1995, 1996 and 1997, respectively. From 1993 to 1997, over 90% of the Company's aggregate capital expenditures were growth-related investments, primarily in racking systems, management information systems, new buildings and improvements to existing facilities. These growth-related capital expenditures are primarily discretionary and create additional capacity for increases in revenues and EBITDA.

                              Recent Developments


Arcus and Other 1998 Acquisitions

     Since January 1, 1998, the Company has acquired five additional records management companies for aggregate consideration equal to approximately $167 million, including the acquisition of Arcus Group for aggregate consideration equal to approximately $154 million, consisting of 1,438,012 shares of Common Stock and options to acquire Common Stock having an aggregate fair value of approximately $55 million and the balance in cash and assumption of debt. Arcus provides data security services, consisting primarily of storage and off-site rotation of back-up copies of magnetic media, as well as disaster recovery support and testing, media library moves and product sales, and also provides IT staffing services. As a result of the Arcus acquisition, management believes that the Company is the largest provider of off-site data security services in the United States. See "Recent and Pending Acquisitions--Arcus Acquisition."


Pending Acquisition

     On February 24, 1998, the Company entered into a definitive agreement to acquire InterMation, Inc. ("InterMation") for aggregate consideration of approximately $28 million, including Common Stock having an aggregate market value of approximately $11 million, subject to certain adjustments (the "InterMation Merger"). Management believes that InterMation is the leading provider of records management services in the states of Oregon and Washington. InterMation also provides data security services and medical records management services in the greater Seattle, Washington metropolitan area. As of March 1, 1998, InterMation operated four facilities, serving approximately 1,300 customer accounts. After the InterMation Merger, the Company will have a significant presence in the records management business in both Oregon and Washington, and in the medical records management and the data security businesses in the greater Seattle, Washington metropolitan area. The Offering is not conditioned upon completion of the InterMation Merger, and the InterMation Merger is not conditioned upon the completion of the Offering. See "Recent and Pending Acquisitions--Pending Acquisition."


                                 The Offering

Shares of Common Stock offered .........   3,500,000 (1)

Shares of Common Stock outstanding
 after the Offering ....................   18,471,239 (1)(2)

Use of Proceeds ........................   The net proceeds of the Offering
                                           will be used to repay outstanding
                                           debt, to fund a portion of the
                                           purchase price of the Pending
                                           Acquisition and for general
                                           corporate purposes. See "Use of
                                           Proceeds."

Nasdaq National Market symbol ..........   IMTN

----------------------
(1) Excludes up to 525,000 shares of Common Stock which may be sold by the Company upon exercise of the over-allotment option granted to the Underwriters. See "Underwriting."

(2) Excludes 1,685,633 shares reserved for issuance upon the exercise of stock options currently outstanding under the Company's existing stock option plans. Also excludes shares of Common Stock that may be issued in connection with the InterMation Merger.


                                  Risk Factors

     See "Risk Factors" beginning on page 1 of the accompanying Prospectus for a discussion of certain considerations relevant to an investment in the Common Stock.
                                 ------------
     Iron Mountain was incorporated in Delaware in 1990 but its operations date from 1951. The principal executive offices of the Company are located at 745 Atlantic Avenue, Boston, Massachusetts 02111. Its telephone number is (617) 357-4455.

                 Summary Historical and Pro Forma Information
                     (In thousands, except per share data)

     The following summary historical consolidated statements of operations and balance sheet data of the Company as of and for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the Company's audited consolidated financial statements. The summary historical and pro forma financial data set forth below should be read in conjunction with "Pro Forma Condensed Consolidated Financial Information" and the Notes thereto, "Selected Consolidated Financial and Operating Information" and the Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Iron Mountain's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus Supplement.


                                                                                     Year Ended December 31,
                                                   ------------------------------------------------------------------------------
                                                                                                            Pro      Pro Forma As
                                                                       Historical                         Forma(1)   Adjusted(1)(2)
                                                   ----------------------------------------------------  ----------- -------------
                                                     1993       1994      1995       1996        1997        1997        1997
                                                   --------- -------------------- ---------- ----------  ----------- -------------
Consolidated Statements of Operations Data:
Revenues:
 Storage ......................................... $ 48,892   $54,098   $ 64,165   $ 85,826   $125,968     $219,056   $219,056
 Service and Storage Material Sales ..............   32,781    33,520     40,271     52,892     82,797      146,706    146,706
                                                   --------   -------   --------   --------   --------     --------   --------
   Total Revenues ................................   81,673    87,618    104,436    138,718    208,765      365,762    365,762
Operating Expenses:
 Cost of Sales (Excluding Depreciation) ..........   43,054    45,880     52,277     70,747    106,879      187,400    186,160
 Selling, General and Administrative .............   19,971    20,853     26,035     34,342     51,668       97,000     90,492
 Depreciation and Amortization ...................    6,789     8,690     12,341     16,936     27,107       42,961     42,961
                                                   --------   -------   --------   --------   --------     --------   --------
   Total Operating Expenses ......................   69,814    75,423     90,653    122,025    185,654      327,361    319,613
                                                   --------   -------   --------   --------   --------     --------   --------
Operating Income .................................   11,859    12,195     13,783     16,693     23,111       38,401     46,149
Interest Expense, Net ............................    8,203     8,954     11,838     14,901     27,712       40,307     40,307
                                                   --------   -------   --------   --------   --------     --------   --------
Income (Loss) Before Provision (Benefit) for
 Income Taxes ....................................    3,656     3,241      1,945      1,792     (4,601)      (1,906)     5,842
Provision (Benefit) for Income Taxes .............    2,088     1,957      1,697      1,435        (80)       3,632      6,731
                                                   --------   -------   --------   --------   --------     --------   --------
Income (Loss) Before Extraordinary Charge ........    1,568     1,284        248        357     (4,521)      (5,538)      (889)
Extraordinary Charge, Net of Tax Benefit (3) .....       --        --         --      2,126         --           --         --
                                                   --------   -------   --------   --------   --------     --------   --------
Net Income (Loss) ................................    1,568     1,284        248     (1,769)    (4,521)      (5,538)      (889)
Accretion of Redeemable Put Warrant ..............      940     1,412      2,107        280         --           --         --
                                                   --------   -------   --------   --------   --------     --------   --------
Net Income (Loss) Applicable to Common
 Stockholders .................................... $    628   $  (128)  $ (1,859)  $ (2,049)  $ (4,521)    $ (5,538)  $   (889)
                                                   ========   =======   ========   ========   ========     ========   ========
Income (Loss) per Common Share:
Diluted:
 Net Income (Loss) Applicable to Common
  Stockholders ................................... $   0.08   $ (0.60)  $ (48.92)  $  (0.22)  $  (0.39)    $  (0.30)  $  (0.05)
                                                   ========   =======   ========   ========   ========     ========   ========
 Weighted Average Common Shares Outstanding ......    8,067       214         38      9,274     11,448       18,338     18,338
                                                   ========   =======   ========   ========   ========     ========   ========
Pro Forma (4):
 Net Income (Loss) Applicable to Common
  Stockholders ................................... $   0.08   $ (0.02)  $  (0.24)  $  (0.20)  $  (0.39)    $  (0.30)  $  (0.05)
                                                   ========   =======   ========   ========   ========     ========   ========
 Weighted Average Common Shares Outstanding ......    8,067     7,984      7,784     10,137     11,448       18,338     18,338
                                                   ========   =======   ========   ========   ========     ========   ========

                                                                         Year Ended December 31,
                                               ----------------------------------------------------------------------------------
                                                                                                          Pro       Pro Forma As
                                                                    Historical                          Forma(1)    Adjusted(1)(2)
                                               ------------------------------------------------------  ----------- --------------
                                                 1993       1994       1995        1996       1997         1997          1997
                                               --------- ---------- ---------- ----------- ----------  ----------- --------------
Other Data:
EBITDA (5) ................................... $ 18,648   $ 20,885   $ 26,124    $ 33,629   $ 50,218     $ 81,362     $ 89,110
EBITDA as a Percentage of Total Revenues .....     22.8%      23.8%      25.0%       24.2%      24.1%        22.2%        24.4%
Capital Expenditures:
 Growth (6)(7) ............................... $ 13,605   $ 15,829   $ 14,395    $ 23,334   $ 37,082
 Maintenance .................................    1,846      1,151        858       1,112      1,238
                                               --------   --------   --------    --------   --------
  Total Capital Expenditures (7) ............. $ 15,451   $ 16,980   $ 15,253    $ 24,446   $ 38,320
                                               ========   ========   ========    ========   ========


                                                           As of December 31,
                                    -----------------------------------------------------------------
                                                                                               Pro
                                                          Historical                        Forma(8)
                                    ------------------------------------------------------ ----------
                                       1993       1994       1995       1996       1997       1997
                                    ---------- ---------- ---------- ---------- ---------- ----------
Consolidated Balance Sheet Data:
Cash and Cash Equivalents .........  $    591   $  1,303   $  1,585   $  3,453   $ 24,510   $ 28,244
Total Assets ......................   125,288    136,859    186,881    281,799    636,786    826,088
Total Debt ........................    78,460     86,258    121,874    184,733    428,018    430,904
Stockholders' Equity ..............    24,047     22,869     21,011     52,384    137,733    307,355

----------------------
(1) Gives effect to: (i) the Recent Acquisitions; (ii) the Credit Agreement;
    (iii) the sale of the 1997 Notes (as defined herein); and (iv) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if each had occurred as of January 1, 1997. Certain acquisitions have been excluded as the impact of such acquisitions would not be material. In addition, the pro forma consolidated statement of operations data does not include results of operations, or pro forma adjustments, for the Pending Acquisition. See "Use of Proceeds" and "Pro Forma Condensed Consolidated Financial Information."

(2) Gives effect to certain identified cost savings that the Company believes would have been realized had the Recent Acquisitions been fully integrated as of January 1, 1997 relating to: (i) termination of specific employees and related net reductions in labor expenses; (ii) closure of identified redundant facilities and related net reductions in occupancy costs; and
    (iii) elimination of related party expenses, management fees and compensation expenses in excess of amounts that would have been incurred by the Company. See "Pro Forma Condensed Consolidated Financial Information" and Notes thereto.

(3) The extraordinary charge consists of a prepayment penalty, the write-off of deferred financing costs, original issue discount and loss on termination of interest rate protection agreements.

(4) Represents pro forma earnings per share as if the preferred stock that was converted into Common Stock in connection with the Company's Initial Public Offering (as defined herein) had been converted for all periods presented.

(5) Based on its experience in the records management industry, the Company believes that EBITDA is an important tool for measuring the performance of records management companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage. In addition, lenders use EBITDA as a criterion in evaluating records management companies, and substantially all of the Company's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. However, EBITDA should not be considered an alternative to operating or net income (as determined in accordance with generally accepted accounting principles ("GAAP")) as an indicator of the Company's performance or to cash flow from operations (as determined in accordance with GAAP) as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources" for discussions of other measures of performance determined in accordance with GAAP and the Company's sources and applications of cash flow.

(6) Growth capital expenditures consist primarily of investments in racking systems, management information systems, new buildings and improvements to existing facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Investments."

(7) Includes $2,901 in 1994 related to the cost of constructing a records management facility which was sold in a sale and leaseback transaction in 1994.

(8) Gives effect to: (i) the Recent Acquisitions consummated after December 31, 1997; and (ii) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if each had occurred as of December 31, 1997. Does not include pro forma adjustments for the Pending Acquisition. See "Use of Proceeds" and "Pro Forma Condensed Consolidated Financial Information."

                        RECENT AND PENDING ACQUISITIONS


     As part of its growth strategy, since mid-1994, Iron Mountain has acquired 46 records management businesses, including 16 in 1996 and the 23 Recent Acquisitions. In addition, Iron Mountain has entered into a definitive agreement for the Pending Acquisition.


     The total purchase price of the 1996 acquisitions was $69.0 million (not including aggregate contingent payments of up to $4.0 million based upon the achievement of certain revenue targets), and the 1996 acquisitions represented, in the aggregate, total annual revenues of approximately $33 million (calculated in each case by reference to the revenues of each such acquired business during the year ended December 31, 1996, which calculation includes an estimate of total revenues for the portion of 1996 during which any such acquired business was included in Iron Mountain's results of operations). The total purchase price of the Recent Acquisitions was approximately $447 million (not including aggregate contingent payments of up to $1.9 million based upon the achievement of certain revenue targets), including the issuance of shares of Common Stock, and options to purchase Common Stock, having a fair value of approximately $144 million. The Recent Acquisitions represented, in the aggregate, total annual revenues of approximately $199 million (calculated in each case by reference to the revenues of each such acquired business during the year ended December 31, 1997, which calculation includes an estimate of total revenues for the portion of 1997, if any, during which any such acquired business was included in Iron Mountain's results of operations). As of March 1, 1998, Iron Mountain operated 223 record centers in 54 markets, servicing over 50,000 customer accounts. Among the Recent Acquisitions, the acquisitions of Safesite, Record Masters and Arcus Group are the largest.


Safesite Acquisition

     On June 12, 1997, Safesite merged with and into a subsidiary of the Company. The Company paid aggregate consideration equal to $62.0 million in connection with such merger, consisting of 1,769,712 shares of Common Stock and options to acquire Common Stock having an aggregate fair value of $45.0 million and cash payments of $17.0 million (which includes the purchase of certain real estate interests from affiliates of Safesite). Safesite has a significant presence in both data security services and business records management, including medical records management. At the time of acquisition, Safesite had over 7,000 customer accounts with 26 facilities in 14 markets, including four markets in which the Company previously had no operations. With the acquisition of Safesite, Iron Mountain added 27 new sales people, an increase of 75% to its then existing sales force. Safesite's revenues were $19.0 million for the year ended December 31, 1996 and approximately $11 million for the six months ended June 30, 1997 (including approximately $1 million in revenues for the period from the closing of the acquisition through June 30, 1997).


Record Masters Acquisition

     On November 1, 1997, Record Masters merged with and into a subsidiary of the Company (the "Record Masters Merger"). The Company paid aggregate consideration equal to $85.3 million in connection with the Record Masters Merger, consisting of the assumption of indebtedness and cash payments of $49.3 million and the issuance of 1,202,369 shares of Common Stock having a fair value of $36.0 million.

     As a result of the Record Masters Merger, management believes that the Company is the leading provider of medical records management services in the United States. In addition to storage, Record Masters also provides multiple related services including release of information, temporary staffing, contract coding, facilities management and imaging. When acquired, Record Masters operated 20 facilities in 12 markets, and had over 700 customer accounts. The Company now has a significant presence in the medical records management business in 19 markets (including three in which the Company did not have operations prior to the Record Masters Merger). Record Masters's revenues were $15.7 million for the year ended December 31, 1996 and $20.5 million for the nine months ended September 30, 1997 and, for the same periods, giving pro forma effect to three acquisitions by Record Masters in each of 1996 and 1997, $23.8 million and $21.4 million, respectively.


Arcus Acquisition

     On January 6, 1998, Arcus Group merged with and into the Company (the "Arcus Merger"). The Company paid aggregate consideration equal to approximately $154 million, consisting of 1,438,012 shares of Common Stock and options to acquire Common Stock having an aggregate fair value of approximately $55 million and the balance in cash and assumption of debt.

     In 1996, Arcus acquired eight companies and, in 1997, one company. Arcus had revenues of $66.0 million and $95.3 million for the years ended December 31, 1996 and 1997, respectively, and, for the same periods, giving pro forma effect to Arcus's acquisitions, $89.2 million and $101.0 million, respectively.


     As a result of the Arcus Merger, management believes that the Company is the largest provider of off-site data security services in the United States. Arcus's data security services consist primarily of storage and off-site rotation of back-up copies of magnetic media, as well as disaster recovery support and testing, media library moves and product sales. In addition to data security services, Arcus provides IT staffing services, which represented approximately 37% of Arcus's revenues and approximately 11% of Arcus's operating income before depreciation, amortization and stock compensation expense in the year ended December 31, 1997. As of December 31, 1997, Arcus operated 33 data storage facilities in 25 markets in the United States and one in the United Kingdom (including five in which the Company did not previously have operations), and had over 6,500 customer accounts.


Pending Acquisition

     On February 24, 1998, the Company entered into an Agreement and Plan of Merger with InterMation, as a result of which InterMation will be merged with and into a subsidiary of the Company. The Company will pay aggregate consideration equal to approximately $28 million in connection with the InterMation Merger, which amount consists of the assumption of indebtedness and payments to InterMation's stockholders in the form of cash and Common Stock. The portion of the aggregate amount to be paid to InterMation's stockholders in the form of Common Stock is expected to have an aggregate market value of approximately $11 million, subject to certain adjustments. The closing of the InterMation Merger is subject to customary conditions and is expected to occur in the first half of 1998, although no assurance can be given that the InterMation Merger will be completed. The Offering is not conditioned upon completion of the InterMation Merger, and the InterMation Merger is not conditioned upon the completion of the Offering.

     Management believes that InterMation is the leading provider of records management services in the states of Oregon and Washington. InterMation also provides data security services and medical records management services in the greater Seattle, Washington metropolitan area. InterMation completed three acquisitions in 1997. As of March 1, 1998, InterMation operated four facilities, serving approximately 1,300 customer accounts. After the InterMation Merger, the Company will have a significant presence in the records management business in both Oregon and Washington, and in the medical records management and the data security businesses in the greater Seattle, Washington metropolitan area. InterMation had revenues of $7.2 million for the year ended December 31, 1997. The Company believes that as a result of the InterMation Merger, it will recognize significant synergies with its existing operations in Portland, Oregon and Seattle, Washington.

     The following table presents certain information for the 1996 acquisitions and the Recent Acquisitions.


                                                                    Principal State(s)
Acquisition                                                          of Operation         Completion Date
-----------------------------------------------------------------   -------------------   ----------------
Nashville Vault Company, Ltd. ...................................   Tennessee             January 1996
Florida Data Bank, Inc. .........................................   Florida               January 1996
DataVault Corporation ...........................................   Massachusetts         February 1996
Data Storage Systems, Inc. ......................................   California            March 1996
Brambles CRC, Inc. ..............................................   Ohio                  April 1996
Records management business of Output Technologies
 Central Region, Inc. ...........................................   Missouri              May 1996
Records management business of The Fortress                         Florida and
 Corporation ....................................................   Massachusetts         July 1996
Data Archive Services, Inc. and Data Archive Services
 of Miami, Inc. .................................................   Florida               August 1996
DKA Industries, Inc. (d/b/a Systems Record Storage) .............   Florida               August 1996
International Record Storage and Retrieval Service, Inc .........   New Jersey            September 1996
Security Archives Corporation ...................................   California            September 1996
Data Storage Company, Inc. (d/b/a DataSafe) .....................   Tennessee             October 1996
Dial-A-File Storage, Inc. .......................................   Florida               October 1996
Mohawk Business Record Storage, Inc. ............................   Minnesota             November 1996
Magnetic Archives, Inc. .........................................   Colorado              November 1996
Deliverex of Broward ............................................   Florida               November 1996

                                                          Principal State(s)
Acquisition                                                of Operation           Completion Date
-------------------------------------------------------   ---------------------   ----------------
Security Archives II, Inc. and Security Archives of
 MSP, Inc. ............................................   Minnesota               January 1997
Records management business of Wellington Financial
 Services, Inc. (d/b/a Michigan Data Storage) .........   Michigan                February 1997
Data Recovery Services, Inc. ..........................   Florida                 February 1997
CBD Security Archives, Inc. ...........................   Louisiana and Texas     March 1997
Chicago Data Destruction Corporation (d/b/a Chicago
 Data Storage Systems) ................................   Illinois                April 1997
Critical Files Security, Inc. .........................   Florida                 April 1997
Business Records Center, Inc. .........................   Wisconsin               May 1997
Willamette Archives, Inc. .............................   Oregon                  May 1997
Safesite Records Management Corporation ...............   Various (1)             June 1997
Data Archives, Ltd. ...................................   Texas                   July 1997
File Pro L.C. .........................................   Texas                   July 1997
Archives Express, Inc. ................................   California and Utah     July 1997
Concorde Group, Inc. ..................................   New York                August 1997
Data Securities International, Inc. ...................   California              September 1997
Records Retention/FileSafe, L.P. ......................   California              October 1997
Record Management Systems, Inc. .......................   New York                October 1997
Allegiance Business Archives, Ltd. ....................   New Jersey              October 1997
HIMSCORP, Inc. (d/b/a Record Masters) .................   Various (2)             November 1997
Bekins Records Management (a division of Bekins
 Van & Storage, Inc.) .................................   Nebraska                January 1998
Midwest Records Management (a division of I-GO
 Van & Storage Co.) ...................................   Nebraska                January 1998
Arcus Group, Inc. .....................................   Various (3)             January 1998
Records Venture One, Inc. (d/b/a Information
 Management Consultants of Arizona) ...................   Arizona                 January 1998
Sloan Vaults, Inc. (d/b/a The Vault) ..................   California              February 1998

----------------------

(1) Arizona, California, Colorado, Georgia, Illinois, Massachusetts, Michigan, New York, North Carolina, Ohio, Virginia and Washington.

(2) California, Louisiana, Maryland, Michigan, Missouri, New Jersey, Ohio, Oregon, Pennsylvania and Texas.

(3) Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Texas and Washington and the United Kingdom.


                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered hereby (the "Offering") are estimated to be $114.6 million (or $131.9 million if the Underwriters over-allotment option is exercised in full), after deducting the underwriting discounts and estimated Offering expenses, and will be used to repay indebtedness under the Company's bank facility, dated as of September 30, 1996, among Iron Mountain, the lenders party thereto and The Chase Manhattan Bank, as Administrative Agent, as amended and restated on September 26, 1997 (the "Credit Agreement"), to fund the cash portion of the purchase price of the Pending Acquisition and for general corporate purposes. Borrowings by the Company under the Credit Agreement during the most recent 12 months were used to finance acquisitions and for working capital. The Credit Agreement has a maturity date of September 30, 2002. The weighted average interest rate as of March 1, 1998 on indebtedness outstanding under the Credit Agreement was 7.22%. The Company may apply a portion of the net proceeds from the Offering to redeem up to $57,750,000 aggregate principal amount of the Company's 10-1/8% Senior Subordinated Notes due 2006 (the "1996 Notes"), at a redemption price equal to 109.125% of the principal amount thereof, plus accrued and unpaid interest to, but excluding, the date of redemption. Unless otherwise indicated, information in this Prospectus Supplement assumes that the net proceeds from the Offering to be used for the repayment of indebtedness will be used to repay indebtedness outstanding under the Credit Agreement and not to redeem the 1996 Notes. Pending such uses, the net proceeds from the Offering will be invested in short-term, dividend paying or interest-bearing investment grade securities.

                                CAPITALIZATION

                     (In thousands, except per share data)

     The following table sets forth at December 31, 1997: (i) the actual capitalization of the Company and (ii) the pro forma capitalization of the Company, after giving effect to the Recent Acquisitions consummated after December 31, 1997 and the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with "Use of Proceeds," "Pro Forma Condensed Consolidated Financial Information" and the Notes thereto and Iron Mountain's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus Supplement.


                                                                        As of December 31, 1997
                                                                   ---------------------------------
                                                                        Actual         Pro Forma (2)
                                                                   ----------------   --------------
Cash and Cash Equivalents ......................................      $  24,510(1)      $  28,244
                                                                      ===========       =========
Short-term Note Payable ........................................          3,000             3,000
Long-term Debt (Including Current Maturities):
 Credit Agreement ..............................................             --                --
 10-1/8% Senior Subordinated Notes due 2006 ....................        165,000           165,000
 8-3/4% Senior Subordinated Notes due 2009 .....................        249,525           249,525
 Real Estate Mortgages and Other ...............................         10,493            13,379
                                                                      -----------       ---------
  Total Long-term Debt .........................................        425,018           427,904
Stockholders' Equity:
 Preferred Stock, $0.01 par value; 2,000 Shares Authorized, None
  Issued or Outstanding ........................................             --                --
 Common Stock, $0.01 par value; 20,000 Shares Authorized,
  13,453 Issued and Outstanding; 18,391 Issued and Outstanding,
  Pro Forma (3) ................................................            135               184
 Common Stock--Nonvoting, $0.01 par value; 1,000 Shares
  Authorized, None Issued or Outstanding .......................             --                --
 Additional Paid-in Capital ....................................        151,971           321,544
 Accumulated Deficit ...........................................        (14,373)          (14,373)
                                                                      -----------       ---------
  Total Stockholders' Equity ...................................        137,733           307,355
                                                                      -----------       ---------
   Total Capitalization ........................................      $ 565,751         $ 738,259
                                                                      ===========       =========

----------------------
(1) Includes excess proceeds from the sale of the 1997 Notes, which were subsequently used to fund a portion of the purchase price for the Arcus Merger in 1998.

(2) Assumes that the portion of the net proceeds from the Offering to be used for the repayment of indebtedness will be used to repay indebtedness outstanding under the Credit Agreement and not to redeem a portion of the 1996 Notes. See "Use of Proceeds."

(3) On January 5, 1998, the stockholders of the Company voted to increase the number of authorized shares of Common Stock from 20 million to 100 million.

            PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1997 (the "Pro Forma Balance Sheet") has been prepared based upon the historical condensed consolidated balance sheet of Iron Mountain as of December 31, 1997 and the balance sheets as of December 31, 1997 of the Recent Acquisitions consummated after December 31, 1997 (the "1998 Acquisitions"), and gives effect to: (i) the 1998 Acquisitions and (ii) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds" as if each had occurred as of December 31, 1997. The Pro Forma Balance Sheet does not give effect to the Pending Acquisition. The following Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1997 (the "Pro Forma Statement of Operations," together with the Pro Forma Balance Sheet, the "Pro Forma Financial Statements") gives effect to each of the above transactions and to: (iii) the Recent Acquisitions consummated prior to December 31, 1997 (the "1997 Acquisitions"); (iv) the Credit Agreement; and (v) the sale by the Company of $250.0 million of its 8-3/4% Senior Subordinated Notes due 2009 (the "1997 Notes"), as if each had occurred as of January 1, 1997. The transactions described in clauses (i) through (v) above are collectively referred to herein as the "Transactions." Pro forma adjustments are described in the accompanying notes.

     The Pro Forma Financial Statements assume that the net proceeds from the Offering to be used for the repayment of indebtedness will be used to repay indebtedness outstanding under the Credit Agreement and not to redeem a portion of the 1996 Notes. If the Company elects to redeem the maximum permitted aggregate principal amount of the 1996 Notes with the net proceeds of the Offering, then the Company would record, in the quarter in which the redemption occurs, an extraordinary charge of approximately $7 million (before a tax benefit of approximately $3 million) from the early retirement of debt. Such extraordinary charge would consist of a redemption premium of approximately $5 million and the write-off of unamortized deferred financing costs of approximately $2 million. The impact on the Pro Forma Balance Sheet would not be material.

     The Pro Forma As Adjusted results of operations for the year ended December 31, 1997 gives effect to the Transactions and to integration adjustments related to certain identified cost savings that management believes would have been realized had the Recent Acquisitions been fully integrated as of January 1, 1997.

     The Pro Forma Statement of Operations does not include: (i) results of operations for the year ended December 31, 1997, or pro forma adjustments, for the Pending Acquisition, which had revenues of $7.2 million for 1997; (ii) results of operations prior to the date of acquisition, or pro forma adjustments, for acquisitions completed by Record Masters and Arcus in 1997, which had aggregate revenues of $6.6 million for the period in 1997 prior to the date of acquisition; and (iii) results of operations prior to the date of acquisition, or pro forma adjustments, for Data Recovery Services, Inc., Critical Files Security, Inc. and Willamette Archives, Inc. (the "Excluded Acquisitions") because the impact of the Excluded Acquisitions (which in the aggregate represent less than 1% of pro forma revenues) is immaterial to such statements. In addition, the Pro Forma Statement of Operations does not reflect one disposition by Arcus in June 1997, which is immaterial to such statements. See "Overview" in the accompanying Notes to Unaudited Pro Forma Condensed Financial Statements.

     The following Pro Forma Statement of Operations is not necessarily indicative of the actual results of operations that would have been reported if the events described above had occurred as of January 1, 1997, nor does it purport to indicate the results of the Company's future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the Recent Acquisitions. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made.

     The pro forma condensed consolidated financial information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Financial Statements and the Notes thereto included elsewhere or incorporated by reference in this Prospectus Supplement.

                          IRON MOUNTAIN INCORPORATED
           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                (In thousands)
                                  (Unaudited)



                                                    Historical      1998 Acquisitions
                                                       Iron      ----------------------       Pro Forma          Pro Forma
                                                     Mountain       Arcus       Other        Adjustments       Iron Mountain
                                                   -----------   ----------   ---------   -----------------   --------------
Assets
Current Assets .................................    $ 81,927      $21,147      $1,870        $    1,287(A)       $106,231
Property, Plant and Equipment, net .............     183,898       16,191       1,362             3,124 (A)       204,575
Goodwill, net ..................................     340,852       56,862          --            83,323 (A)       481,037
Other Long-term Assets .........................      30,109        3,159           2               975 (A)        34,245
                                                    --------      -------      ------        ----------          --------
  Total Assets .................................    $636,786      $97,359      $3,234        $   88,709          $826,088
                                                    ========      =======      ======        ==========          ========
Liabilities and Stockholders' Equity
Current Liabilities ............................    $ 55,753      $20,248      $  446        $   (5,146)(B)      $ 71,301
Long-term Debt, net of Current Portion .........     424,498       38,888          --           (36,135)(B)       427,251
Deferred Rent ..................................       8,202           --          --                --             8,202
Deferred Income Taxes ..........................       5,264           --          --                --             5,264
Other Long-term Liabilities ....................       5,336          379          --             1,000 (B)         6,715
Stockholders' Equity ...........................     137,733       37,844       2,788           128,990 (B)       307,355
                                                    --------      -------      ------        ----------          --------
  Total Liabilities and Stockholders' Equity        $636,786      $97,359      $3,234        $   88,709          $826,088
                                                    ========      =======      ======        ==========          ========

The accompanying Notes are an integral part of these pro forma financial statements.

                          IRON MOUNTAIN INCORPORATED
      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                     (In thousands, except per share data)
                                  (Unaudited)



                                       Historical
                                          Iron           Recent
                                        Mountain    Acquisitions(1)
                                      ------------ -----------------
Revenues:
 Storage ............................   $125,968        $ 93,088
 Service and Storage Material
  Sales .............................     82,797          63,909
                                        --------        --------
   Total Revenues ...................    208,765         156,997
Operating Expenses:
 Cost of Sales (Excluding
  Depreciation) .....................    106,879          81,020
 Selling, General and
  Administrative ....................     51,668          54,199
 Depreciation and
  Amortization ......................     27,107           9,995
                                        --------        --------
   Total Operating Expenses .........    185,654         145,214
                                        --------        --------
Operating Income ....................     23,111          11,783
Interest Expense, net ...............     27,712           5,979
                                        --------        --------
Income (Loss) Before Provision
 (Benefit) for Income Taxes .........     (4,601)          5,804
Provision (Benefit) for Income
 Taxes ..............................        (80)            694
                                        --------        --------
Net Income (Loss) ...................   $ (4,521)       $  5,110
                                        ========        ========
Net Loss per Common Share--
 Basic and Diluted ..................   $  (0.39)
                                        ========
Weighted Average Common
 Shares Outstanding .................     11,448
                                        ========
EBITDA ..............................   $ 50,218        $ 21,778



                                                                                          Pro Forma
                                                          Pro Forma                      As Adjusted
                                          Pro Forma          Iron        Integration         Iron
                                         Adjustments     Mountain(2)   Adjustments(3)   Mountain(2)(3)
                                      ----------------- ------------- ---------------- ---------------
Revenues:
 Storage ............................    $       --       $219,056      $       --        $219,056
 Service and Storage Material
  Sales .............................            --        146,706              --         146,706
                                         ----------       --------      ----------        --------
   Total Revenues ...................            --        365,762              --         365,762
Operating Expenses:
 Cost of Sales (Excluding
  Depreciation) .....................          (499)(C)    187,400          (1,240)(I)     186,160
 Selling, General and
  Administrative ....................        (8,867)(D)     97,000          (6,508)(J)      90,492
 Depreciation and
  Amortization ......................         5,859 (E)     42,961              --          42,961
                                         ----------       --------      ----------        --------
   Total Operating Expenses .........        (3,507)       327,361          (7,748)        319,613
                                         ----------       --------      ----------        --------
Operating Income ....................         3,507         38,401           7,748          46,149
Interest Expense, net ...............         6,616 (F)     40,307              --          40,307
                                         ----------       --------      ----------        --------
Income (Loss) Before Provision
 (Benefit) for Income Taxes .........        (3,109)        (1,906)          7,748           5,842
Provision (Benefit) for Income
 Taxes ..............................         3,018 (G)      3,632           3,099 (K)       6,731
                                         ----------       --------      ----------        --------
Net Income (Loss) ...................    $   (6,127)      $ (5,538)     $    4,649        $   (889)
                                         ==========       ========      ==========        ========
Net Loss per Common Share--
 Basic and Diluted ..................                     $  (0.30)                       $  (0.05)
                                                          ========                        ========
Weighted Average Common
 Shares Outstanding .................         6,890 (H)     18,338                          18,338
                                         ==========       ========                        ========
EBITDA ..............................    $    9,366       $ 81,362      $    7,748        $ 89,110

----------------------
(1) See Schedule A for detail of the Recent Acquisitions.

(2) The Pro Forma Statement of Operations does not include: (i) results of operations for the year ended December 31, 1997, or pro forma adjustments, for the Pending Acquisition, which had revenues of $7.2 million for 1997, and (ii) results of operations prior to the date of acquisition, or pro forma adjustments, for acquisitions completed by Record Masters and Arcus in 1997, which had aggregate revenues of $6.6 million for the period in 1997 prior to the date of acquisition. Giving effect to such acquisitions, including the Pending Acquisition, revenues would have increased $13.8 million to $379.6 million. In addition, the Pro Forma Statement of Operations does not include results of operations prior to the date of acquisition, or pro forma adjustments, for the Excluded Acquisitions (which in the aggregate represent less than 1% of pro forma revenues) or reflect one disposition by Arcus in June 1997, because their impact is immaterial to such statements. See "Overview--Recent Acquisitions" in the accompanying Notes.

(3) Gives effect to certain identified cost savings that the Company believes would have been realized had the Recent Acquisitions been fully integrated as of January 1, 1997 relating primarily to: (i) termination of specific employees and related net reductions in compensation expense; (ii) closure of identified redundant facilities and related net reductions in occupancy costs; and (iii) elimination of related party expenses, management fees and compensation expenses in excess of amounts that would have been incurred by the Company.


The accompanying Notes are an integral part of these pro forma financial statements.

                                                                     Schedule A

                          IRON MOUNTAIN INCORPORATED
                        SCHEDULE OF RECENT ACQUISITIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                (In thousands)
                                  (Unaudited)




                                                       1997 Acquisitions(1)                       1998 Acquisitions
                            ---------------------------------------------------------------   ---------------------     Total
                                                                           Record                                       Recent
                             Safesite     DSI     FileSafe   Allegiance  Masters(2)   Other     Arcus(3)     Other  Acquisitions
                            ---------- --------- ---------- ----------- ----------- -------   ------------- ------- ------------
Revenues:
 Storage ..................  $ 4,198    $2,862     $5,254      $1,625      $18,999   $4,550    $  51,607     $3,993   $ 93,088
 Service and Storage
  Material Sales ..........    6,034       595      3,419       1,132        4,012    2,831       43,738      2,148     63,909
                             -------    ------     ------      ------      -------   ------    ---------     ------   --------
   Total Revenues .........   10,232     3,457      8,673       2,757       23,011    7,381       95,345      6,141    156,997
Operating Expenses:
 Cost of Sales
  (Excluding
  Depreciation) ...........    5,111        --      3,019       1,378       11,813    3,124       53,323      3,252     81,020
 Selling, General and
  Administrative ..........    4,460     2,840      1,497         580        5,493    2,579       35,396(4)   1,354     54,199
 Depreciation and
  Amortization ............      397       368        289         149        2,067      454        6,017        254      9,995
                             -------    ------     ------      ------      -------   ------    -----------   ------   --------
   Total Operating
    Expenses ..............    9,968     3,208      4,805       2,107       19,373    6,157       94,736      4,860    145,214
                             -------    ------     ------      ------      -------   ------    -----------   ------   --------
Operating Income ..........      264       249      3,868         650        3,638    1,224          609      1,281     11,783
Interest (Income) Expense         26       327        142         (31)       1,910      281        3,317          7      5,979
                             -------    ------     ------      ------      -------   ------    -----------   ------   --------
Income (Loss) Before
 Provision (Benefit) for
 Income Taxes .............      238       (78)     3,726         681        1,728      943       (2,708)     1,274      5,804
Provision (Benefit) for
 Income Taxes .............       77        --         --          28        1,267        6         (696)        12        694
                             -------    ------     ------      ------      -------   ------    -----------   ------   --------
Net Income (Loss) .........  $   161    $  (78)    $3,726      $  653      $   461   $  937    $  (2,012)    $1,262   $  5,110
                             =======    ======     ======      ======      =======   ======    ===========   ======   ========
EBITDA ....................  $   661    $  617     $4,157      $  799      $ 5,705   $1,678    $   6,626     $1,535   $ 21,778

----------------------

(1) Represents historical results of operations for each of the 1997 Acquisitions for the period in 1997 prior to its acquisition by the Company. See "Overview--Recent Acquisitions" in the accompanying Notes.

(2) Does not include results of operations prior to the date of acquisition, or pro forma adjustments, for an acquisition completed by Record Masters in 1997. Giving effect to such acquisition, revenues would have increased
    $0.9 million to $23.9 million. See "Overview--Recent Acquisitions" in the accompanying Notes.

(3) Does not include results of operations prior to the date of acquisition, or pro forma adjustments, for an acquisition completed by Arcus in 1997. Giving effect to such acquisition, revenues would have increased $5.7 million to $101.0 million. See "Overview--Recent Acquisitions" in the accompanying Notes.

(4) Includes $8.1 million of stock compensation expense directly attributable to the Arcus Merger.






The accompanying Notes are an integral part of these pro forma financial statements.

                          IRON MOUNTAIN INCORPORATED
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

Overview


Recent Acquisitions

     In January 1997, Iron Mountain acquired Security Archives II, Inc. and Security Archives of MSP, Inc. In February 1997, Iron Mountain acquired the records management business of Wellington Financial Services, Inc. (d/b/a Michigan Data Storage) and Data Recovery Services, Inc. In March 1997, Iron Mountain acquired CBD Security Archives, Inc. ("CBD"). In April 1997, Iron Mountain acquired Chicago Data Destruction Corporation ("CDDC") and Critical Files Security, Inc. In May 1997, Iron Mountain acquired Business Records Center, Inc. and Willamette Archives, Inc. In June 1997, Iron Mountain acquired Safesite and certain related real estate for $62.0 million, including $45.0 million in aggregate fair value of Common Stock and options to purchase Common Stock and the balance in cash. In July 1997, Iron Mountain acquired Data Archives, Ltd. ("DAL"), Archives Express, Inc. ("AEI") and File Pro L.C. In August 1997, Iron Mountain acquired Concorde Group, Inc. In September 1997, Iron Mountain acquired Data Securities International, Inc. ("DSI"). In October 1997, Iron Mountain acquired Records Retention/FileSafe, L.P. ("FileSafe") for $45.1 million in cash and assumed debt, Allegiance Business Archives, Ltd. ("Allegiance") for $8.7 million in cash and Records Management Systems, Inc. In November 1997, Iron Mountain acquired Record Masters for $85.3 million, including $36.0 million in fair value of Common Stock and the balance in cash and assumed debt.(1) The aggregate purchase price of the businesses and certain related real estate acquired in 1997, excluding Safesite, FileSafe, Allegiance and Record Masters, was $78.7 million, including $7.9 million in aggregate fair value of Common Stock and options to purchase Common Stock.

     In January 1998, Iron Mountain acquired Arcus Group for $153.7 million, including $55.1 million in aggregate fair value of Common Stock and options to acquire Common Stock and the balance in cash and assumed debt.(2) Additionally, in January 1998, Iron Mountain acquired Records Venture One, Inc. (d/b/a Information Management Consultants of Arizona), Midwest Records Management (a division of I-GO Van & Storage Co.) and Bekins Records Management (a division of Bekins Van & Storage, Inc.). In February 1998, Iron Mountain acquired Sloan Vaults, Inc. (d/b/a The Vault). The aggregate purchase price of the businesses and certain related real estate acquired in 1998, excluding Arcus Group, was $13.2 million.


Pending Acquisition

     In February 1998, the Company entered into an Agreement and Plan of Merger with InterMation, as a result of which InterMation will be merged with and into a subsidiary of the Company. The Company will pay aggregate consideration equal to approximately $28 million in connection with the InterMation Merger, including approximately $11 million in the form of Common Stock (subject to certain adjustments) and the balance in cash and assumed debt. InterMation had revenues of $7.2 million for the year ended December 31, 1997. The InterMation Merger is subject to customary conditions, and no assurance can be given that it will be completed. The InterMation Merger, if consummated, will be accounted for as a purchase.





----------------------
(1) In June 1997, Record Masters completed the acquisition of MKC, Inc. ("MKC"), a medical records management company. The results of operations of MKC prior to the date of acquisition are not included in the Pro Forma Statement of Operations. For the five months ended May 31, 1997, MKC had revenues of $0.9 million.

(2) In August 1997, Arcus completed the acquisition of an IT staffing business. The results of operations for such IT staffing business prior to the date of acquisition are not included in the Pro Forma Statement of Operations. For the period in 1997 prior to the date of acquisition, such IT staffing business had revenues of $5.7 million.

                          IRON MOUNTAIN INCORPORATED
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (Continued)

Balance Sheet

     The aggregate consideration paid for the Recent Acquisitions was $446.7 million, consisting of $144.0 million in aggregate fair value of Common Stock and options to purchase Common Stock and $302.7 million in cash and assumed debt (not including up to $1.9 million of contingent payments based upon the achievement of certain revenue targets). The excess of the purchase price over the book value of the net assets acquired for each of the acquisitions has been allocated to tangible and intangible assets, based on the Company's estimate of the fair value of the net assets acquired. The allocation of the aggregate purchase price is illustrated below (in millions):


   1997 Acquisitions:
    Current Assets ...........................................    $  14.8
    Property, Plant and Equipment ............................       46.9
    Other Long-term Assets ...................................        6.6
    Current Liabilities ......................................      (21.9)
    Deferred Income Taxes ....................................       (1.7)
    Other Long-term Liabilities ..............................       (1.3)
    Goodwill .................................................      234.1
    Purchase Price of Excluded Acquisitions ..................        2.3
                                                                  -------
     Purchase Price of 1997 Acquisitions .....................                 $  279.8
   1998 Acquisitions:
    Current Assets ...........................................    $  21.0
    Property, Plant and Equipment ............................       20.7
    Other Long-term Assets ...................................        3.7
    Current Liabilities ......................................      (15.5)
    Long-term Debt, net of Current Portion ...................       (2.8)
    Other Long-term Liabilities ..............................       (1.4)
    Goodwill .................................................      141.2
                                                                  -------
     Purchase Price of 1998 Acquisitions .....................                    166.9
                                                                               --------
     Total Purchase Price of the Recent Acquisitions .........                 $  446.7
                                                                               ========

     The Recent Acquisitions are assumed to be financed with Common Stock, options to purchase Common Stock, the Credit Agreement, the 1997 Notes and the Offering as follows (in millions):


   1997 Acquisitions:
    Fair Value of Common Stock Issued .........................    $  85.9
    Fair Value of Options Granted .............................        3.1
    Proceeds from the 1997 Notes ..............................      190.8
                                                                   -------
     Purchase Price of 1997 Acquisitions ......................                 $  279.8
   1998 Acquisitions:
    Fair Value of Common Stock Issued .........................    $  39.4
    Fair Value of Options Granted .............................       15.7
    Proceeds from the Offering ................................       60.0
    Proceeds from the 1997 Notes ..............................       51.8
                                                                   -------
     Purchase Price of 1998 Acquisitions ......................                    166.9
                                                                                --------
      Total Purchase Price of the Recent Acquisitions .........                 $  446.7
                                                                                ========

                          IRON MOUNTAIN INCORPORATED
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (Continued)

Balance Sheet (continued)

     The accompanying Pro Forma Balance Sheet has been prepared as if the 1998 Acquisitions and the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds" had occurred as of December 31, 1997 and reflects the following pro forma adjustments:

   (A) Pro forma adjustments to Assets consist of the following (in millions, except share data):


                                                                               Property,                    Other
                                                                  Current      Plant and                  Long-term
                                                                   Assets      Equipment     Goodwill      Assets
                                                                -----------   -----------   ----------   ----------
 Acquisition Adjustments:
 Reverse assets of acquired companies not purchased .........    $   (1.9)      $   --       $  (1.0)      $  --
 Record estimated fair value of assets of acquired
   companies ................................................         0.4          3.1            --         1.0
 Reverse goodwill of acquired companies not
   purchased ................................................          --           --         (56.9)         --
 Record goodwill related to acquired companies ..............          --           --         141.2          --
                                                                 --------       ------       -------       -----
   Total Acquisition Adjustments ............................      (  1.5)         3.1          83.3         1.0
                                                                 --------       ------       -------       -----
 Use of Proceeds Adjustments:
 Record estimated net proceeds from the Offering ............       114.6           --            --          --
 Record use of the net proceeds from the Offering
   and the 1997 Notes to finance the 1998
   Acquisitions .............................................      (111.8)          --            --          --
                                                                 --------       ------       -------       -----
   Total Use of Proceeds Adjustments ........................         2.8           --            --          --
                                                                 --------       ------       -------       -----
   Total Pro Forma Adjustments ..............................    $    1.3       $  3.1       $  83.3       $ 1.0
                                                                 ========       ======       =======       =====

   (B) Pro Forma adjustments to Liabilities and Stockholders' Equity consist of the following (in millions):


                                                                                               Other
                                                                Current       Long-term      Long-term      Stockholders'
                                                              Liabilities        Debt       Liabilities        Equity
                                                             -------------   -----------   -------------   --------------
 Acquisition Adjustments:
 Reverse liabilities and equity not assumed in
   connection with the 1998 Acquisitions .................    $    (6.8)       $ (36.1)       $   --         $  (40.7)
 Record purchase reserves and estimated fair value of
   liabilities of acquired companies .....................          1.7             --           1.0               --
 Record Common Stock and options issued to finance
   the 1998 Acquisitions .................................           --             --            --             55.1
                                                              ---------        -------        ------         --------
   Total Acquisition Adjustments .........................      (   5.1)         (36.1)          1.0             14.4
                                                              ---------        -------        ------         --------
 Use of Proceeds Adjustments:
 Record estimated net proceeds from the Offering .........           --             --            --            114.6
                                                              ---------        -------        ------         --------
   Total Use of Proceeds Adjustments .....................           --             --            --            114.6
                                                              ---------        -------        ------         --------
   Total Pro Forma Adjustments ...........................    $    (5.1)       $ (36.1)       $  1.0         $  129.0
                                                              =========        =======        ======         ========

                          IRON MOUNTAIN INCORPORATED
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (Continued)

Statement of Operations

     Storage revenues consist of periodic charges related to the storage of materials. Service and storage material sales revenues consist of charges for related service activities and the sale of storage materials. In certain circumstances, based upon customer requirements, storage revenues include periodic charges associated with normal, recurring service activities.


Pro Forma Adjustments

     The accompanying Pro Forma Statement of Operations has been prepared as if the Transactions had occurred as of January 1, 1997 and reflects the following pro forma adjustments:

     (C) To reduce cost of sales to eliminate rent expense for facilities purchased by the Company as part of certain acquisitions that would not have been incurred had such acquisitions occurred as of January 1, 1997. All such facilities had been previously owned by affiliates of the acquired companies.

     (D) To reverse stock compensation expense directly attributable to the Arcus Merger and to conform the accounting policies of certain acquired companies to those of the Company with respect to the capitalization of costs for software developed for internal use.

     (E) To reflect additional depreciation expense based on the fair value of the assets acquired and the remaining useful lives and the amortization of goodwill. Property and equipment are depreciated over three to 50 years, goodwill is amortized over 25 to 30 years, software is amortized over three years and covenants not-to-compete are amortized over two to five years on a straight-line basis. Such depreciation and amortization may change upon final determination of the fair value of the net assets acquired.

   (F) Pro forma adjustments to Interest Expense consist of the following (in millions):


     Acquisition Adjustments:
     Reverse interest expense on debt retired or not assumed ..........................     $ (5.8)

     Use of Proceeds Adjustments:
     Reverse interest expense on debt of the Company retired with proceeds of the 1997
       Notes and the Offering .........................................................       (4.4)
     Record interest expense relating to the 1997 Notes including amortization of
       deferred financing costs .......................................................       18.3
     Record amortization of deferred financing costs related to the Credit Agreement .         0.1
     Record interest income on excess cash balance of $28.2 million at an assumed rate
       of 5.75% per annum .............................................................       (1.6)
                                                                                            ------
       Total Acquisition and Use of Proceeds Adjustments ..............................     $  6.6
                                                                                            ======

     (G) To adjust the provision for income taxes to a 40% rate on pro forma income before amortization related to approximately $231 million of nondeductible goodwill and other nondeductible expenses.

                          IRON MOUNTAIN INCORPORATED
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                        FINANCIAL STATEMENTS (Continued)

Statement of Operations (continued)

     (H) To adjust the pro forma weighted average common shares outstanding as if the Transactions had occurred as of January 1, 1997. The number of shares of Common Stock issued, or assumed to be issued, and the adjustments are as follows (in thousands):


                                                       Total         Adjustments to
                                                     Number of          Weighted
Transactions                                       Shares Issued     Average Shares
-----------------------------------------------   ---------------   ---------------
     Offering .................................        3,500             3,500
     Safesite .................................        1,770               785
     DSI ......................................          227               152
     Record Masters ...........................        1,202               998
     Arcus ....................................        1,438             1,438
     Other ....................................           35                17
                                                       -----             -----
       Total shares issued, or assumed to be
         issued, for the Transactions .........        8,172             6,890
                                                       =====             =====

Integration Adjustments

     The integration adjustments relate to certain cost savings that management believes would have been realized had the Recent Acquisitions been fully integrated as of January 1, 1997. The accompanying pro forma as adjusted statement of operations for the year ended December 31, 1997 has been prepared as if the Transactions had occurred as of January 1, 1997 and reflect the following adjustments:

     (I) To reduce cost of sales to eliminate specific expenses that would not have been incurred had such acquisitions occurred as of January 1, 1997. Such cost savings relate to: (i) the termination of certain employees due to the integration and consolidation of certain acquisitions; (ii) a reduction in certain occupancy costs for facilities the Company will vacate following the completion of certain acquisitions; and (iii) a reduction in rent expense to reflect new or amended leases for certain facilities of acquired companies. Additional cost savings that the Company expects to realize through integration of the Recent Acquisitions into the Company's operations have not been reflected herein.

     (J) To adjust specific selling, general and administrative expenses had such acquisitions occurred as of January 1, 1997. Such adjustments relate to:
(i) cost savings from the termination of certain employees due to the integration and consolidation of certain acquisitions; (ii) cost savings from the elimination of related party expenses, management fees and compensation expenses in excess of amounts that would have been incurred by the Company; and
(iii) additional compensation and benefit expenses that would have been incurred by the Company.

     (K) To adjust the provision for income taxes to a 40% rate on pro forma income before amortization related to approximately $231 million of nondeductible goodwill and other nondeductible expenses.

           SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
                     (In thousands, except per share data)

     The following selected consolidated statements of operations and balance sheet data of the Company as of and for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the Company's audited consolidated financial statements. The selected consolidated financial and operating information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Iron Mountain's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus Supplement.


                                                                     Year Ended December 31,
                                                                    -------------------------
                                                                         1993         1994
                                                                    ------------- -----------
Consolidated Statements of Operations Data:
Revenues:
 Storage ..........................................................   $  48,892    $ 54,098
 Service and Storage Material Sales ...............................      32,781      33,520
                                                                      ---------    --------
   Total Revenues .................................................      81,673      87,618
Operating Expenses:
 Cost of Sales (Excluding Depreciation) ...........................      43,054      45,880
 Selling, General and Administrative ..............................      19,971      20,853
 Depreciation and Amortization ....................................       6,789       8,690
                                                                      ---------    --------
   Total Operating Expenses .......................................      69,814      75,423
                                                                      ---------    --------
Operating Income ..................................................      11,859      12,195
Interest Expense, Net .............................................       8,203       8,954
                                                                      ---------    --------
Income (Loss) Before Provision (Benefit) for Income Taxes .........       3,656       3,241
Provision (Benefit) for Income Taxes ..............................       2,088       1,957
                                                                      ---------    --------
Income (Loss) Before Extraordinary Charge .........................       1,568       1,284
Extraordinary Charge, Net of Tax Benefit (1) ......................          --          --
                                                                      ---------    --------
Net Income (Loss) .................................................       1,568       1,284
Accretion of Redeemable Put Warrant ...............................         940       1,412
                                                                      ---------    --------
Net Income (Loss) Applicable to Common Stockholders ...............   $     628    $   (128)
                                                                      =========    ========
Income (Loss) per Common Share:
Basic:
 Income (Loss) Before Extraordinary Charge ........................   $   13.65    $  (0.60)
 Extraordinary Charge, Net of Tax Benefit (1) .....................          --          --
                                                                      ---------    --------
 Net Income (Loss) Applicable to Common Stockholders ..............   $   13.65    $  (0.60)
                                                                      =========    ========
 Weighted Average Common Shares Outstanding .......................          46         214
                                                                      =========    ========
Diluted:
 Income (Loss) Before Extraordinary Charge ........................   $    0.08    $  (0.60)
 Extraordinary Charge, Net of Tax Benefit (1) .....................          --          --
                                                                      ---------    --------
 Net Income (Loss) Applicable to Common Stockholders ..............   $    0.08    $  (0.60)
                                                                      =========    ========
 Weighted Average Common Shares Outstanding .......................       8,067         214
                                                                      =========    ========
Pro Forma (2):
 Net Income (Loss) Applicable to Common Stockholders ..............   $    0.08    $  (0.02)
                                                                      =========    ========
 Weighted Average Common Shares Outstanding .......................       8,067       7,984
                                                                      =========    ========



                                                                           Year Ended December 31,
                                                                    -------------------------------------
                                                                        1995        1996         1997
                                                                    ----------- ------------ ------------
Consolidated Statements of Operations Data:
Revenues:
 Storage ..........................................................  $ 64,165     $ 85,826    $ 125,968
 Service and Storage Material Sales ...............................    40,271       52,892       82,797
                                                                     --------     --------    ---------
   Total Revenues .................................................   104,436      138,718      208,765
Operating Expenses:
 Cost of Sales (Excluding Depreciation) ...........................    52,277       70,747      106,879
 Selling, General and Administrative ..............................    26,035       34,342       51,668
 Depreciation and Amortization ....................................    12,341       16,936       27,107
                                                                     --------     --------    ---------
   Total Operating Expenses .......................................    90,653      122,025      185,654
                                                                     --------     --------    ---------
Operating Income ..................................................    13,783       16,693       23,111
Interest Expense, Net .............................................    11,838       14,901       27,712
                                                                     --------     --------    ---------
Income (Loss) Before Provision (Benefit) for Income Taxes .........     1,945        1,792       (4,601)
Provision (Benefit) for Income Taxes ..............................     1,697        1,435          (80)
                                                                     --------     --------    ---------
Income (Loss) Before Extraordinary Charge .........................       248          357       (4,521)
Extraordinary Charge, Net of Tax Benefit (1) ......................        --        2,126           --
                                                                     --------     --------    ---------
Net Income (Loss) .................................................       248       (1,769)      (4,521)
Accretion of Redeemable Put Warrant ...............................     2,107          280           --
                                                                     --------     --------    ---------
Net Income (Loss) Applicable to Common Stockholders ...............  $ (1,859)    $ (2,049)   $  (4,521)
                                                                     ========     ========    =========
Income (Loss) per Common Share:
Basic:
 Income (Loss) Before Extraordinary Charge ........................  $ (48.92)    $   0.01    $   (0.39)
 Extraordinary Charge, Net of Tax Benefit (1) .....................        --        (0.23)          --
                                                                     --------     --------    ---------
 Net Income (Loss) Applicable to Common Stockholders ..............  $ (48.92)    $  (0.22)   $   (0.39)
                                                                     ========     ========    =========
 Weighted Average Common Shares Outstanding .......................        38        9,274       11,448
                                                                     ========     ========    =========
Diluted:
 Income (Loss) Before Extraordinary Charge ........................  $ (48.92)    $   0.01    $   (0.39)
 Extraordinary Charge, Net of Tax Benefit (1) .....................        --        (0.23)          --
                                                                     --------     --------    ---------
 Net Income (Loss) Applicable to Common Stockholders ..............  $ (48.92)    $  (0.22)   $   (0.39)
                                                                     ========     ========    =========
 Weighted Average Common Shares Outstanding .......................        38        9,274       11,448
                                                                     ========     ========    =========
Pro Forma (2):
 Net Income (Loss) Applicable to Common Stockholders ..............  $  (0.24)    $  (0.20)   $   (0.39)
                                                                     ========     ========    =========
 Weighted Average Common Shares Outstanding .......................     7,784       10,137       11,448
                                                                     ========     ========    =========

                                                                             Year Ended December 31,
                                                     ------------------------------------------------------------------------
                                                         1993           1994           1995           1996           1997
                                                     ------------   ------------   ------------   ------------   ------------
Other Data:
EBITDA (3) .......................................     $ 18,648       $ 20,885       $ 26,124       $ 33,629       $ 50,218
EBITDA as a Percentage of Total Revenues .........         22.8%          23.8%          25.0%          24.2%          24.1%
Capital Expenditures: ............................
 Growth (4)(5) ...................................     $ 13,605       $ 15,829       $ 14,395       $ 23,334       $ 37,082
 Maintenance .....................................        1,846          1,151            858          1,112          1,238
                                                       --------       --------       --------       --------       --------
   Total Capital Expenditures (5) ................     $ 15,451       $ 16,980       $ 15,253       $ 24,446       $ 38,320
                                                       ========       ========       ========       ========       ========



                                                                              As of December 31,
                                                      ---------------------------------------------------------------------
                                                         1993           1994           1995           1996         1997
                                                      ----------     ----------     ----------     ----------    ----------
Consolidated Balance Sheet Data:
Cash and Cash Equivalents ........................     $    591       $  1,303       $  1,585       $  3,453       $ 24,510
Total Assets .....................................      125,288        136,859        186,881        281,799        636,786
Total Debt .......................................       78,460         86,258        121,874        184,733        428,018
Stockholders' Equity .............................       24,047         22,869         21,011         52,384        137,733

----------------------
(1) The extraordinary charge consists of a prepayment penalty, the write-off of deferred financing costs, original issue discount and loss on termination of interest rate protection agreements.

(2) Represents pro forma earnings per share as if the preferred stock that was converted into Common Stock in connection with the Company's Initial Public Offering had been converted for all periods presented. See Notes 5 and 6 of Notes to the Company's Consolidated Financial Statements.

(3) Based on its experience in the records management industry, the Company believes that EBITDA is an important tool for measuring the performance of records management companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage. In addition, lenders use EBITDA as a criterion in evaluating records management companies, and substantially all of the Company's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. However, EBITDA should not be considered an alternative to operating or net income (as determined in accordance with GAAP) as an indicator of the Company's performance or to cash flow from operations (as determined in accordance with GAAP) as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources" for discussions of other measures of performance determined in accordance with GAAP and the Company's sources and applications of cash flow.

(4) Growth capital expenditures consist primarily of investments in racking systems, management information systems, new buildings and improvements to existing facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Investments."

(5) Includes $2,901 in 1994 related to the cost of constructing a records management facility which was sold in a sale and leaseback transaction in 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the Selected Consolidated Financial and Operating Information and the Company's Consolidated Financial Statements and the Notes thereto and the other financial and operating information included elsewhere or incorporated by reference in this Prospectus Supplement. This Prospectus Supplement contains, in addition to historical information, forward-looking statements that include risks and uncertainties, many of which are beyond the Company's control. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below, as well as those discussed under "Risk Factors" contained in the accompanying Prospectus. The Company undertakes no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Overview

     The primary financial objective of the Company is to increase its EBITDA, which is a source of funds for investment in continued internal growth and growth through acquisitions and to service indebtedness. The Company has benefited from growth in EBITDA, which has increased from $18.6 million for 1993 to $50.2 million for 1997 (a compound annual growth rate of 28.1%). However, other measures of the Company's financial performance, such as net income and net income applicable to common stockholders, have been negatively affected by this objective.

     In 1995, 1996 and 1997, the Company experienced net losses applicable to common stockholders. Such net losses are attributable in part to significant charges associated with the Company's pursuit of its growth strategy, namely:
(i) increases in depreciation and amortization expenses associated with expansion of the Company's storage capacity; (ii) increases in goodwill amortization associated with acquisitions accounted for under the purchase method; and (iii) increases in interest expense associated with the borrowings used to fund its acquisitions. In addition, net income applicable to common stockholders has been negatively affected in 1995 and 1996 by a charge for accretion of the Warrant (as defined herein) and, in 1996 by an extraordinary charge related to the early retirement of debt. The Warrant was redeemed in February 1996 upon completion of the Company's initial public offering (the "Initial Public Offering"). See Note 5 of Notes to the Company's Consolidated Financial Statements.

     The Company's revenues consist of storage revenues and service and storage material sales revenues. Storage revenues consist of periodic charges related to the storage of materials (either on a per unit or per cubic foot of records basis) and have accounted for approximately 60% of total revenues in each of the last five years. In certain circumstances, based upon customer requirements, storage revenues include periodic charges associated with normal, recurring service activities. Service and storage material sales revenues are comprised of charges for related service activities and the sale of storage materials and are derived primarily from the Company's courier operations (consisting primarily of the pickup and delivery of records upon customer request), additions of new records, temporary removal of records from storage, refiling of removed records, destructions of records, permanent withdrawals from storage and sales of specially designed storage containers and related supplies. Customers are generally billed on a monthly basis on contractually agreed-upon terms.

     EBITDA is an important financial performance measure in the records management industry, both for determining the value of companies within the industry and for defining standards for borrowing from institutional lenders. For 1993, 1994, 1995, 1996 and 1997, EBITDA margins were 22.8%, 23.8%, 25.0%,
24.2% and 24.1%, respectively. The Company acquired 16 businesses in 1996 and 18 in 1997, most of which had lower EBITDA margins than the rest of the Company. The anticipated synergies relating to such acquisitions were generally not realized immediately. Nonetheless, the Company has been able to maintain its recent EBITDA margins through increased overall operating efficiencies and economies of scale and the realization of synergies in connection with earlier acquisitions.

     As a result of the Arcus Merger in January 1998, the Company now provides temporary IT staffing services. The EBITDA margins of the IT staffing business are much lower compared to those in the Company's records management business. Although the Company believes that the Arcus data security business, when fully integrated, will have EBITDA margins consistent with the Company's, consolidated EBITDA margins will be lower as a result of its IT staffing business. However, the capital requirements in the IT staffing business are minimal.

     Cost of sales (excluding depreciation) consists primarily of wages and benefits, facility occupancy costs, vehicle and other equipment costs and supplies. Of these, the most significant are wages and benefits and facility occupancy costs. Over the past several years, the Company has been able to reduce per Carton storage costs by: (i) designing racking systems and operating space to maximize facility storage efficiency; (ii) negotiating favorable facility leases and having facilities built to its custom specifications; and
(iii) occupying larger facilities, which, when filled, are less expensive per Carton to operate.

     Selling, general and administrative expenses consist primarily of management, administrative, sales and marketing wages and benefits, as well as travel, communications, professional fees, bad debts, training, office equipment and supplies expenses.

     The Company's depreciation and amortization charges result primarily from the capital-intensive nature of the records management industry and the acquisitions the Company has completed. The principal components of depreciation relate to racking systems and related equipment, new buildings and leasehold improvements, equipment for new facilities and computer system hardware and software. Amortization primarily relates to goodwill and noncompetition agreements arising from acquisitions and customer acquisition costs. The Company has accounted for all of its acquisitions under the purchase method. Since the purchase price for records management companies is usually substantially in excess of the fair value of their net assets, these purchases have given rise to significant goodwill and, accordingly, significant levels of amortization. Although amortization is a non-cash charge, it does decrease reported net income.

     In February 1996, the Company received net proceeds of $33.3 million from its Initial Public Offering. The Company used $6.6 million of such net proceeds for the redemption of a redeemable put warrant to acquire 444,385 shares of Common Stock (the "Warrant"). For financial reporting purposes, the Company recorded substantial charges (based on the estimated redemption value calculated using the effective interest rate method) to net income applicable to common stockholders over the period that the Warrant was outstanding. See
Note 5 of Notes to the Company's Consolidated Financial Statements. The remaining net proceeds were used by the Company to fund acquisitions, to repay indebtedness used to fund acquisitions and for general corporate purposes.

     In March 1997, the Company experienced three fires that resulted in damage to one and destruction of the Company's other records management facility in South Brunswick Township, New Jersey. The affected facilities represented less than three percent of revenues and less than two percent of EBITDA for 1996. The results for the year ended December 31, 1997 do not include any gain or loss resulting from the fires. The Company has filed several insurance claims related to the fires, including a significant claim under its business interruption insurance policy. Currently, the Company expects to realize a gain from proceeds under its business interruption insurance. The claims process is lengthy and its outcome cannot be predicted with certainty. Based on its present assessment of the situation, management does not believe that the fires will have a material adverse effect on the Company's financial condition or results of operations, although there can be no assurance in this regard. At December 31, 1997, the Company had a receivable of approximately $5.4 million related to various claims filed under its property and casualty insurance policies. See "Business--Legal Proceedings" and Note 9 of Notes to the Company's Consolidated Financial Statements for a description of certain claims and proceedings against the Company relating to these fires.

     If the Company elects to redeem the maximum permitted aggregate principal amount of the 1996 Notes with the net proceeds of the Offering, then the Company would record, in the quarter in which the redemption occurs, an extraordinary charge of approximately $7 million (before a tax benefit of approximately $3 million) from the early retirement of debt. Such extraordinary charge would consist of a redemption premium of approximately $5 million and the write-off of unamortized deferred financing costs of approximately $2 million.

Results of Operations

     The following table sets forth, for the periods indicated, information derived from the Company's consolidated statements of operations, expressed as a percentage of total revenues.


                                                                     Year Ended December 31,
                                                            ------------------------------------------
                                                                1995           1996           1997
                                                            ------------   ------------   ------------
Revenues:
 Storage ................................................        61.4%          61.9%          60.3%
 Service and Storage Material Sales .....................        38.6           38.1           39.7
                                                                -----          -----          -----
  Total Revenues ........................................       100.0          100.0          100.0
                                                                -----          -----          -----
Operating Expenses:
 Cost of Sales (Excluding Depreciation) .................        50.1           51.0           51.2
 Selling, General and Administrative ....................        24.9           24.8           24.7
 Depreciation and Amortization ..........................        11.8           12.2           13.0
                                                                -----          -----          -----
  Total Operating Expenses ..............................        86.8           88.0           88.9
                                                                -----          -----          -----
Operating Income ........................................        13.2           12.0           11.1
Interest Expense ........................................        11.3           10.7           13.3
                                                                -----          -----          -----
Income (Loss) before Provision for Income Taxes .........         1.9            1.3          ( 2.2)
Provision for Income Taxes ..............................         1.7            1.0             --
                                                                -----          -----          -----
Income (Loss) Before Extraordinary Charge ...............         0.2            0.3          ( 2.2)
Extraordinary Charge, Net of Tax Benefit ................          --            1.6             --
                                                                -----          -----          -----
Net Income (Loss) .......................................         0.2          ( 1.3)         ( 2.2)
Accretion of Redeemable Put Warrant .....................         2.0            0.2             --
                                                                -----          -----          -----
Net Loss Applicable to Common Stockholders ..............       ( 1.8)%        ( 1.5)%        ( 2.2)%
                                                                =====          =====          =====
EBITDA ..................................................        25.0%          24.2%          24.1%
                                                                =====          =====          =====

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Storage revenues increased $40.2 million, or 46.8%, to $126.0 million for the year ended December 31, 1997 from $85.8 million for the year ended December 31, 1996. Thirty-four acquisitions completed by the Company in 1996 and 1997 accounted for $34.0 million, or 84.7%, of such increase. The balance of such increase resulted from net Carton growth from existing customers and from sales to new customers.

     Service and storage material sales revenues increased $29.9 million, or 56.5%, to $82.8 million for the year ended December 31, 1997 from $52.9 million for the year ended December 31, 1996. Acquisitions completed by the Company in 1996 and 1997 accounted for $25.9 million, or 86.8%, of such increase. The balance of such increase resulted from increases in service and storage material sales to existing customers and the addition of new customer accounts. The greater percentage increase in service and storage material sales revenues, as compared to storage revenues, for the year ended December 31, 1997 was primarily attributable to certain businesses acquired in 1997 that have a higher component of service and storage material sales revenues, compared to storage revenues, than the rest of the Company.

     For the reasons discussed above, total revenues increased $70.1 million, or 50.5%, to $208.8 million for the year ended December 31, 1997 from $138.7 million for the year ended December 31, 1996. An increase of $59.9 million, or
42.3 percentage points, was attributable to acquisitions completed by the Company in 1996 and 1997, and an increase of $10.2 million, or 8.2 percentage points, was attributable to internal growth. The internal growth percentage includes the loss of revenues resulting from the fires in South Brunswick Township, New Jersey in March 1997. Excluding the Company's South Brunswick operations for both years, internal growth for the year was 10.1%.

     Cost of sales (excluding depreciation) increased $36.2 million, or 51.1%, to $106.9 million (51.2% of revenues) for the year ended December 31, 1997 from $70.7 million (51.0% of revenues) for the year ended December 31, 1996. The dollar increase was primarily attributable to the increase in Cartons stored and expenses related to certain facility relocations. The increase as a percentage of revenues was primarily attributable to recent acquisitions, which initially have lower gross margins than the rest of the Company.

     Selling, general and administrative expenses increased $17.4 million, or 50.5%, to $51.7 million (24.7% of revenues) for the year ended December 31, 1997 from $34.3 million (24.8% of revenues) for the year ended December 31, 1996. The dollar increase was primarily attributable to: (i) increased personnel, office and overhead costs needed to support the Company's growth;
(ii) the addition of overhead, primarily salespeople, related to the Safesite acquisition; and (iii) the integration, training and redeployment of personnel principally related to the Safesite acquisition.

     Depreciation and amortization increased $10.2 million, or 60.1%, to $27.1 million (13.0% of revenues) for the year ended December 31, 1997 from $16.9 million (12.2% of revenues) for the year ended December 31, 1996. The dollar increase was primarily attributable to the additional depreciation and amortization related to the Company's acquisitions and capital expenditures including racking systems, information systems and improvements to existing facilities.

     As a result of the foregoing factors, operating income increased $6.4 million, or 38.4%, to $23.1 million (11.1% of revenues) for the year ended December 31, 1997 from $16.7 million (12.0% of revenues) for the year ended December 31, 1996.

     Interest expense increased $12.8 million, or 86.0%, to $27.7 million for the year ended December 31, 1997 from $14.9 million for the year ended December 31, 1996. The increase was primarily attributable to increased indebtedness related to the financing of acquisitions. Such increase was partially offset by lower effective interest rates for the year ended December 31, 1997 as compared to the same period for 1996.

     As a result of the foregoing factors, income (loss) before provision (benefit) for income taxes decreased $6.4 million to a loss of $4.6 million (2.2% of revenues) for the year ended December 31, 1997 from income of $1.8 million (1.3% of revenues) for the year ended December 31, 1996. Provision (benefit) for income taxes was a benefit of $0.1 million for the year ended December 31, 1997 compared with a provision of $1.4 million for the year ended December 31, 1996. The Company's effective tax rate is less favorable than statutory rates primarily due to the amortization of the non-deductible portion of goodwill associated with certain acquisitions (the tax laws generally permit deduction of such expenses for asset purchases, but not for acquisitions of stock). During the year ended December 31, 1997, the Company recorded approximately $145 million in nondeductible goodwill, primarily related to the acquisitions of Safesite, Data Securities International, Inc. and Record Masters.

     Net loss increased $2.7 million to a net loss of $4.5 million (2.2% of revenues) for the year ended December 31, 1997 from a net loss of $1.8 million (1.3% of revenues) for the year ended December 31, 1996. Net loss applicable to common stockholders increased $2.5 million to a net loss of $4.5 million (2.2% of revenues) for the year ended December 31, 1997 from a net loss of $2.0 million (1.5% of revenues) after accretion of $0.3 million related to the Warrant for the year ended December 31, 1996. The Warrant was redeemed in full in February 1996, with a portion of the proceeds from the Initial Public Offering. As a result of such redemption, there will be no future charges for such accretion.

     As a result of the foregoing factors, EBITDA increased $16.6 million, or 49.3%, to $50.2 million (24.1% of revenues) for the year ended December 31, 1997 from $33.6 million (24.2% of revenues) for the year ended December 31, 1996.


Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Storage revenues increased $21.6 million, or 33.8%, to $85.8 million for the year ended December 31, 1996 from $64.2 million for the year ended December 31, 1995. Twenty acquisitions completed by the Company in 1995 and 1996 accounted for $15.0 million or 69.1% of such increase. The balance of such increase resulted from net Carton growth from existing customers and from sales to new customers.

     Service and storage material sales revenues increased $12.6 million, or 31.3%, to $52.9 million for the year ended December 31, 1996 from $40.3 million for the year ended December 31, 1995. Acquisitions accounted for $9.2 million or 72.7% of the increase. The balance of such increase resulted from increases in service and storage material sales to existing customers and the addition of new customer accounts.

     For the reasons discussed above, total revenues increased $34.3 million, or 32.8%, to $138.7 million for the year ended December 31, 1996 from $104.4 million for the year ended December 31, 1995. Of this increase, $24.1 million, or 70.4%, was attributable to acquisitions completed by the Company in 1995 and 1996. The monthly average Cartons stored increased approximately 33% to approximately 27.1 million Cartons for 1996 from approximately 20.4 million Cartons for 1995.

     Cost of sales (excluding depreciation) increased $18.4 million, or 35.3%, to $70.7 million (51.0% of revenues) for the year ended December 31, 1996, from $52.3 million (50.1% of revenues) for the year ended December 31, 1995. The dollar increase was primarily attributable to the increase in Cartons stored, increased expenses related to the severe winter weather on the Atlantic coast during the first quarter of 1996 and expenses related to certain facility relocations. The increase as a percentage of revenues was primarily attributable to recent acquisitions, which initially had lower gross margins than the Company.

     Selling, general and administrative expenses increased $8.3 million, or 31.9%, to $34.3 million (24.8% of revenues) for the year ended December 31, 1996 from $26.0 million (24.9% of revenues) for the year ended December 31, 1995. The dollar increase was primarily attributable to the costs associated with accelerated acquisition activity, including certain redundant transitional expenses as new acquisitions were integrated into the Company, with the addition of personnel needed to support the Company's growth and with becoming a public company. Additionally, the selling, general and administrative expenses of acquired companies tend to be higher than the Company's, and cost reductions and other possible synergies are not realized immediately.

     Depreciation and amortization expense increased $4.6 million, or 37.2%, to $16.9 million (12.2% of revenues) for the year ended December 31, 1996 from $12.3 million (11.8% of revenues) for the year ended December 31, 1995. The dollar increase was primarily attributable to the additional depreciation and amortization expense related to the aforementioned acquisitions, capital expenditures, including racking systems, information systems and improvements to existing facilities, and additions to customer acquisition costs.

     As a result of the foregoing factors, operating income increased $2.9 million, or 21.1%, to $16.7 million (12.0% of revenues) for the year ended December 31, 1996 from $13.8 million (13.2% of revenues) for the year ended December 31, 1995.

     Interest expense increased $3.1 million, or 25.9%, to $14.9 million for the year ended December 31, 1996 from $11.8 million for the year ended December 31, 1995. The increase was primarily attributable to increased indebtedness to finance acquisitions and capital expenditures. This increase was partially offset by a decrease in the Company's effective borrowing rates.

     As a result of the foregoing factors, income before provision for income taxes decreased $0.1 million, or 7.9%, to $1.8 million (1.3% of revenues) for the year ended December 31, 1996 from $1.9 million (1.9% of revenues) for the year ended December 31, 1995. Provision for income taxes decreased to $1.4 million (1.0% of revenues) for the year ended December 31, 1996 from $1.7 million (1.7% of revenues) for the year ended December 31, 1995. The Company's effective tax rate is higher than statutory rates primarily due to the amortization of the nondeductible portion of goodwill associated with acquisitions made prior to the change in tax laws which now generally permit deduction of such expenses for asset purchases.

     In October 1996, the Company recorded an extraordinary charge of $3.5 million, not including the related tax benefit of $1.4 million, related to the early retirement of certain indebtedness. The charge consists of a prepayment penalty, the write-off of deferred financing costs, an original issue discount and loss on termination of interest rate protection agreements.

     Net income (loss) decreased $2.0 million to a loss of $1.8 million (1.3% of revenues) for the year ended December 31, 1996 from income of $0.2 million (0.2% of revenues) for the year ended December 31, 1995. Net loss applicable to common stockholders was $2.0 million (1.5% of revenues), after accretion of $0.3 million related to the Warrant, for the year ended December 31, 1996 compared to $1.9 million (1.8% of revenues), after accretion of $2.1 million related to the Warrant, for the year ended December 31, 1995. The Warrant was redeemed in full in February 1996, with a portion of the proceeds from the Initial Public Offering. As a result of such redemption, there will be no future charges for such accretion.

     As a result of the foregoing factors, EBITDA increased $7.5 million, or 28.7%, to $33.6 million (24.2% of revenues) for the year ended December 31, 1996 from $26.1 million (25.0% of revenues) for the year ended December 31, 1995.

     The Company acquired 16 records management businesses in 1996 compared to four records management businesses in 1995. Primarily as a result of the Company's acquisition activity, EBITDA margins were lower for the year ended December 31, 1996 compared to the prior year. The decrease was primarily attributable to the fact that the acquired businesses are initially less operationally efficient than the Company and the anticipated margin increases are generally not realized immediately.


Recent Quarterly Financial Data

     The following table sets forth, for the quarterly periods indicated, information derived from the Company's consolidated statements of operations. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management's opinion, includes all adjustments (consisting of normal recurring accruals) necessary to present fairly the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for the year or for any future period.


                                                                       Three Months Ended
                                     ---------------------------------------------------------------------------------------
                                                         1996                                        1997
                                     --------------------------------------------- -----------------------------------------
                                      Mar. 31      June 30     Sept. 30   Dec. 31   Mar. 31   June 30   Sept. 30    Dec. 31
                                     --------- -------------- ---------- --------- --------- --------- ---------- ----------
                                                                         (In thousands)
Revenues:
 Storage ...........................  $19,154    $ 20,209      $22,056    $24,407   $25,823   $27,987   $32,390    $39,768
 Service and Storage Material
  Sales ............................   11,874      12,713       13,963     14,342    16,331    18,598    22,265     25,603
                                      -------    --------      -------    -------   -------   -------   -------    -------
  Total Revenues ...................   31,028      32,922       36,019     38,749    42,154    46,585    54,655     65,371
Operating Expenses:
 Cost of Sales (Excluding
  Depreciation) ....................   15,668      16,715       18,708     19,656    21,764    24,108    27,870     33,137
 Selling, General and
  Administrative ...................    7,807       8,260(1)     8,695      9,580    10,207    11,296    14,180     15,985
 Depreciation and Amortization .....    3,608       3,922        4,366      5,040     5,722     6,243     6,530      8,612
                                      -------    ----------    -------    -------   -------   -------   -------    -------
  Total Operating Expenses .........   27,083      28,897       31,769     34,276    37,693    41,647    48,580     57,734
                                      -------    ----------    -------    -------   -------   -------   -------    -------
Operating Income ...................  $ 3,945    $  4,025      $ 4,250    $ 4,473   $ 4,461   $ 4,938   $ 6,075    $ 7,637
                                      =======    ==========    =======    =======   =======   =======   =======    =======
EBITDA .............................  $ 7,553    $  7,947(1)   $ 8,616    $ 9,513   $10,183   $11,181   $12,605    $16,249
                                      =======    ==========    =======    =======   =======   =======   =======    =======

----------------------
(1) Includes a charge of $321 relating to the relocation of the Company's corporate accounting function.


Liquidity and Capital Resources


Recent Financings and Sources of Funds

     In March 1997, the Company entered into an amendment and restatement of the Credit Agreement, which increased the size of the revolving credit facility to $150.0 million and in September 1997, the Company entered into an additional amendment and restatement of the Credit Agreement, which increased such facility to $250.0 million. The Credit Agreement as currently in effect matures on September 30, 2002.

     In October 1997, the Company completed the sale of the 1997 Notes, the net proceeds of which were used to repay outstanding bank debt under the Credit Agreement, to fund the cash portion of the purchase price (including assumed debt) of the Record Masters Merger, to fund a portion of the purchase price of the Arcus Merger and for general corporate purposes.

     In 1997, the Company issued 3,234,227 shares of its Common Stock in connection with certain acquisitions with an aggregate fair value of $85.9 million. Because under the terms of the relevant acquisition agreements a portion of such shares were subject to resale restrictions, the Company obtained appraisals to determine the fair value of such shares. The value of the stock in each transaction had originally been determined based on the market price for the Company's Common Stock on the closing date of each acquisition. Because the appraised value of the restricted shares was less than the originally determined value, the Company recorded corresponding decreases in equity, goodwill and goodwill amortization in the fourth quarter of 1997. On January 6, 1998, the Company issued 1,438,012 shares of Common Stock with a fair value of approximately $39 million in connection with the Arcus Merger. In addition, the Company issued options to acquire approximately 146,000 and 590,000 shares of Common Stock with a value of $3.1 million and $15.7 million in connection with certain acquisitions completed in 1997 and the Arcus Merger completed in January 1998, respectively.

     Net cash provided by financing activities was: (i) $34.1 million for the year ended December 31, 1995, substantially all of which was provided under the Company's prior credit arrangements; (ii) $80.6 million for the year ended December 31, 1996, consisting primarily of the net proceeds of $160.1 million from the sale of the 1996 Notes and $33.3 million from the Initial Public Offering, offset by $102.2 million of repayment of indebtedness and $6.6 million used to retire the Warrant; and (iii) $231.2 million for the year ended December 31, 1997, consisting primarily of the net proceeds of $242.6 million from the sale of the 1997 Notes, offset by $10.3 million of repayment of indebtedness. As of December 31, 1997, there were no outstanding borrowings under the Credit Agreement.

     The annual maturities of the Company's indebtedness for the years ending December 31, 1998, 1999, 2000, 2001 and 2002 are $0.5 million, $0.4 million,
$7.8 million, $0.3 million and $0.3 million, respectively. As of March 1, 1998, the Company had outstanding borrowings of approximately $87.8 million under the Credit Agreement, which were used to fund, among other things, a portion of the purchase price (including debt assumed) of the Arcus Merger, the purchase price of four additional records management businesses and general corporate purposes.

     Under the Credit Agreement, the Company is required to use interest rate protection and hedging instruments to reduce its exposure to increases in interest rates. As of March 1, 1998, the Company had $516.2 million of total debt, of which $428.4 million had fixed interest rates and $87.8 million had variable interest rates. Consistent with the Credit Agreement, the Company has in place interest rate cap agreements covering a notional amount of $20.0 million. See Note 3 of Notes to the Company's Consolidated Financial Statements.

     Net cash provided by operations was $22.4 million for the year ended December 31, 1997 compared to $15.9 million for the same period in 1996. The increase was primarily attributable to the increase in EBITDA, the net increase in accounts payable and accrued expenses and other changes in asset and liability accounts being partially offset by the increase in interest payments and a $2.3 million net increase in expenditures related to the South Brunswick fires which have been recorded as part of the insurance receivable.

     At December 31, 1997, the Company had estimated net operating loss carryforwards of approximately $20.5 million for federal income tax purposes. As a result of such loss carryforwards, cash paid for income taxes has historically been substantially lower than the provision for income taxes. The Company is currently evaluating its ability to utilize Arcus Group's net operating loss carryforwards for federal income tax purposes. Until such time when the Company's ability to utilize such loss carryforwards becomes probable, the Company will provide a full valuation allowance for the deferred tax asset generated by such loss carryforwards.


Capital Investments

     As the Company has sought to increase its EBITDA, it has made significant capital investments, consisting primarily of acquisitions, growth-related capital expenditures and customer acquisition costs. These investments have been primarily funded through a portion of the net proceeds of the Initial Public Offering, the sale of the 1996 Notes and the 1997 Notes, cash flows from operations and borrowings under the Company's credit agreements.

     As a result of the Company implementing its acquisition strategy, cash paid for acquisitions was $33.0 million, $68.5 million and $192.2 million for 1995, 1996 and 1997, respectively. In addition, in connection with certain 1997 acquisitions, the Company issued Common Stock and options to purchase Common Stock with an aggregate fair value of $88.9 million. In January and February 1998, the Company acquired five additional records management businesses, including Arcus, for total consideration of approximately $167 million, including approximately $55 million in Common Stock and options to acquire Common Stock and the balance in cash and assumed indebtedness.

     In February 1998, the Company entered into a definitive agreement to acquire all of the outstanding capital stock of InterMation, a records management company based in Seattle, Washington with additional operations in

Portland, Oregon, for total consideration of approximately $28 million. The consideration will consist of approximately $18 million in Common Stock (subject to certain adjustments) and the balance in cash and assumed indebtedness.

     For 1995, 1996 and 1997, the Company's growth-related capital expenditures were $14.4 million, $23.3 million and $37.1 million, respectively. Growth-related capital expenditures consist primarily of investments in racking systems, management information systems, new buildings and improvements to existing facilities. For 1995, 1996 and 1997, the Company's maintenance capital expenditures were $0.9 million, $1.1 million and $1.2 million, respectively.

     The Company currently estimates that its capital expenditures (other than capital expenditures related to future acquisitions, which cannot be presently estimated) for 1998 will be approximately $45 million. The Company expects to fund these expenditures with cash flows from operations and borrowings under the Credit Agreement.

     In addition, the Company incurs costs (net of revenues received for the initial transfer of records) related to the acquisition of large volume accounts. For 1995, 1996 and 1997, the Company's additions to customer acquisition costs were $1.4 million, $1.6 million and $1.6 million, respectively.

     The Company is addressing the Year 2000 problem, which concerns the inability of systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. Due to the long-term nature of records stored at the Company's facilities and the need to schedule destructions of records years in the future, the Company's Safekeeper systems are already Year 2000 compliant. The Company currently utilizes certain other software (including its accounting software) that is not Year 2000 compliant. The Company, in the ordinary course of business, has for several years had several information system improvement initiatives underway. These initiatives include conversion of acquired businesses to Safekeeper and the installation of new accounting software. Management believes that such initiatives will adequately address the Year 2000 problem, although there can be no assurance in this regard. The 1998 capital expenditures related to these information systems initiatives are included in the Company's estimate for capital expenditures in 1998. Costs related to new information systems will be capitalized and amortized over their useful lives. Management does not believe that the other costs associated with addressing the Year 2000 problem will be material. The Company will continue to address the Year 2000 issue in connection with its future acquisitions. The ability of third parties with whom the Company transacts business to adequately address their Year 2000 issues is outside of the Company's control. Failure of such third parties or the Company to adequately address their respective Year 2000 issues could have a material adverse effect on the Company's financial condition or results of operations.


Acquisitions

     The Company's liquidity and capital resources have been significantly impacted by acquisitions and, given the Company's acquisition strategy, may be significantly impacted for the foreseeable future. The Company has historically financed the cash portion of its acquisitions with borrowings under its credit agreements in conjunction with cash flows provided by operations and a portion of the net proceeds of the Initial Public Offering and the sale of the 1996 Notes and the 1997 Notes. The Company's future interest expense may increase significantly as a result of the additional indebtedness the Company may incur to finance possible future acquisitions. To the extent that future acquisitions are financed by additional borrowings under the Credit Agreement or other credit facilities, the resulting increase in debt and interest expense could have a negative effect on such measures of liquidity as debt to equity, EBITDA to debt and EBITDA to interest expense.

     On January 20, 1998, the Company filed a Registration Statement on Form S-4 (the "Acquisition Shelf "), which registered up to 1,000,000 shares of the Company's Common Stock to be offered directly by the Company in connection with acquisitions. The Acquisition Shelf will provide the Company with additional flexibility to issue registered shares in connection with business acquisitions. The shares of Common Stock to be issued in the InterMation Merger are registered under the Acquisition Shelf.

     In connection with its acquisition program, the Company undertakes certain restructurings of the acquired businesses. Formalized restructuring plans for acquisitions are completed within one year of the date of acquisition. The restructuring activities include reductions in staffing levels, elimination of duplicate facilities and other costs associated with exiting certain activities of the acquired businesses. In connection with these restructuring activities, the Company established reserves of $1.9 million and $6.3 million in 1996 and 1997, respectively. During 1996 and 1997, the Company expended $0.6 million and $2.2 million, respectively, for restructuring costs. These expenditures consisted primarily of severance costs, move costs and costs relating to exited facilities. At December 31, 1997, the Company had a total of $5.4 million accrued for restructuring costs for all of its then completed acquisitions. The Company expects to record reserves of approximately $3 million in connection with the acquisitions completed in January and February 1998; however, the Company will re-evaluate its restructuring plans regarding these acquisitions during the year following their consummation.


Future Capital Needs

     The Company's ability to generate sufficient cash to fund its needs depends generally on the results of its operations and the availability of financing. Management believes that cash flow from operations in conjunction with borrowings from existing and possible future debt financings and the net proceeds of this Offering will be sufficient for the foreseeable future to meet debt service requirements and to make possible future acquisitions and capital expenditures. However, there can be no assurance in this regard or that the terms available for any future financing, if required, would be favorable to the Company.

     At the 1997 Annual Meeting of Stockholders, the stockholders of the Company approved an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of shares of Common Stock that the Company is authorized to issue from 13,000,000 to 20,000,000 shares. On January 5, 1998, at a Special Meeting of Stockholders, the stockholders of the Company approved an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of shares of Common Stock that the Company is authorized to issue from 20,000,000 to 100,000,000 shares.


Seasonality

     Historically, the Company's business has not been subject to seasonality in any material respect.


Inflation

     Certain of the Company's expenses, such as wages and benefits, occupancy costs and equipment repair and replacement, are subject to normal inflationary pressures. Although the Company to date has been able to offset inflationary cost increases through increased operating efficiencies, there can be no assurance that the Company will be able to offset any future inflationary cost increases through similar efficiencies or increased storage or service charges.

                                   BUSINESS


Introduction
     Iron Mountain is America's largest records management company, as measured by its revenues. The Company is a national, full-service provider of records management and related services, enabling customers to outsource records management functions. Iron Mountain has a diversified customer base, which includes more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. The Company provides storage for all major media, including paper (the dominant form of records storage), computer disks and tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Iron Mountain's principal services provided to its storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. The Company also sells storage materials and provides IT staffing, consulting, facilities management and other outsourcing services.

     The completion of the Recent Acquisitions has significantly increased the Company's presence in off-site data security services (the management of electronic records) and medical records management, and, as a result, management believes that the Company is the industry leader in both of these specialized records management activities. The Recent Acquisitions have also expanded the ancillary services offered by the Company to include IT staffing and enhanced its range of facilities management services. As of March 1, 1998, Iron Mountain managed over 50,000 customer accounts and operated 223 records management facilities in 54 markets.


The Records Management Industry


Overview
     The records management industry stores information in a variety of media formats, which can broadly be divided into paper and electronic records, and provides a wide range of services related to the records stored. Paper records are defined to include paper documents, as well as all other non-electronic media such as microfilm and microfiche, master audio and video tapes, film, X-rays and blue prints. Based on publicly available information, organizations in the United States generate an estimated four trillion documents each year, many of which must be retained and available for reference for many years. Electronic records primarily include computer disks and tapes and optical disks.


Paper Records
     Paper records may be broadly divided into two categories: active and inactive. Active records relate to ongoing and recently completed activities or contain information that is frequently referenced. Active records are usually stored and managed on-site by the organization which originated them to ensure ready availability. Inactive paper records are the principal focus of the records management industry. Inactive records consist of those records which are not needed for immediate access but which must be retained for legal reasons or regulatory compliance or for occasional reference in support of ongoing business operations. Based on industry studies, the Company believes that inactive records make up approximately 80% of all paper records.

     Medical records generated by healthcare providers are a large and growing segment of the paper records market. Management believes that a substantial portion of the medical records market is not yet vended, and that cost cutting measures being adopted in the medical field have caused healthcare providers to consider savings initiatives such as outsourcing medical records management.


Electronic Records
     Electronic records management focuses on the storage of and related services for computer media that is either archival in nature or a back-up copy of recently processed data. Archival data is generally not needed for access but is retained for legal, regulatory and compliance reasons. Back-up data exists because of the need of many businesses to maintain back-up copies of data in order to be able to operate in the event of a system failure, casualty loss or other disaster. It is standard operating procedure for data processing groups to rotate back-up tapes to off-site locations on a regular basis and to require multiple copies of such information at multiple sites.

Growth of Market
     The Company believes that the volume of stored paper and electronic records will continue to increase for a number of reasons, including: (i) the rapid growth of inexpensive document producing technologies such as facsimile and desktop printing; (ii) the continued proliferation of data processing technologies such as personal computers and networks; (iii) increased regulatory requirements; (iv) concerns over possible future litigation and the resulting increases in volume and holding periods of documentation; (v) the high cost of reviewing records and deciding whether to retain or destroy them;
(vi) the failure of many entities to adopt or follow policies on records destruction; and (vii) audit requirements to keep backup copies of certain records in off-site locations. Despite the growth of new "paperless" technologies, such as the Internet and e-mail, management believes that stored information remains predominantly paper-based and that such technologies have promoted the creation of hard copies of such electronic information. In addition, management believes that the proliferation of digital information technologies and distributed data networks has led to increased demand for data security services, such as the storage and off-site rotation of back-up copies of magnetic media, and outsourcing support services that address the needs of data center operations and disaster recovery programs.


Highly Fragmented Industry
     Most records management companies serve a single local market, and are often either owner-operated or ancillary to another business, such as a moving company. According to PRISM, as of January 1994 (the latest date for which such information is available), approximately 2,600 firms offered records storage and management services in the United States. The Company believes that there are only three national providers in the industry (including the Company) and that the rest are regional or, in most instances, single-city operators. In contrast, due to the specialized nature of the services provided, the provision of data security services, medical records management and vital records protection services have higher market concentrations. The Company has made, and intends to make, acquisitions to increase its presence in these markets.


Industry Consolidation
     Over the past several years, there has been consolidation in the records management industry. The Company believes that this trend will continue because of the industry's capital requirements for growth, opportunities for large records management providers to achieve economies of scale and customer demands for more sophisticated technology-based solutions. In particular, the records management business requires significant up-front capital investment for real estate, racking systems and management information technology. Economies of scale available in these areas can reward larger initial capital investments by reducing per unit storage costs. However, such economies of scale are only realized once a facility fills available capacity. Thus, larger companies with both access to capital and the ability to quickly fill a new facility enjoy a competitive cost advantage, thereby putting pressures on smaller competitors.

     Management believes that the consolidation trend in the industry is also due to, and will continue as a result of, the preference of certain large organizations to contract with one vendor in multiple cities for multiple services. In particular, customers increasingly demand a single, large, sophisticated company to handle all of their important medical, electronic and vital records needs. Large, national companies are better able to satisfy these demands than smaller competitors.


Financial Characteristics of Iron Mountain's Business

     Iron Mountain's records management business has the following financial characteristics:

[bullet] Recurring Revenues. Iron Mountain derives a majority of its revenues from fixed periodic (usually monthly) fees charged to customers based on the volume of records stored. Revenues from these fixed periodic fees have grown for 36 consecutive quarters and have represented approximately 60% of the Company's total revenues in each of the last five years. Once a customer places paper records in storage with the Company and until those records are destroyed or permanently removed (for which the Company typically receives a service fee), the Company receives recurring payments for storage fees without incurring additional labor or marketing expenses or significant capital costs. Similarly, contracts for the storage of electronic media consist primarily of fixed monthly payments. The stable and growing storage base also provides the foundation for increases in revenues and EBITDA from related service activities and sales of storage materials.

[bullet] Historically Non-Cyclical Business. Iron Mountain has not experienced a reduction of its business as a result of past general economic downturns, although there can be no assurance that this would be the case in the future. Management believes that the outsourcing of records management may accelerate during economic downturns as companies focus on reducing costs through outsourcing non-core operating functions. In addition, management believes that companies that have outsourced records management are less likely during economic downturns to incur the move-out costs and other expenses associated with switching vendors or moving records management in-house.

[bullet] Inherent Growth from Existing Paper Records Customers. The Company's paper records customers have on average generated additional Cartons at a faster rate than stored Cartons have been destroyed or permanently removed. From January 1, 1993 through December 31, 1997, Net Carton Growth From Existing Customers increased at an average annual rate of approximately 6%. The Company believes the consistent growth of its paper storage revenues is the result of a number of factors, including:
         (i) the trend toward increased records retention; (ii) customer satisfaction with the Company's services; and (iii) the costs and inconvenience of moving storage operations in-house or to another provider of records management services.

[bullet] Diversified and Stable Customer Base. As of March 1, 1998, the Company had over 50,000 customer accounts in a variety of industries. The Company currently provides services to more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. After giving effect to the Recent Acquisitions, no customer accounted for more than 3% of revenues for the year ended December 31, 1997. From January 1, 1993 through December 31, 1997, average annual permanent removals of Cartons represented only approximately 4% of total Cartons stored.

[bullet] Capital Expenditures Related Primarily to Growth. The Company's business requires limited annual maintenance capital expenditures. Maintenance capital expenditures were $0.9 million, $1.1 million and $1.2 million in 1995, 1996 and 1997, respectively. From 1993 to 1997, over 90% of the Company's aggregate capital expenditures were growth-related investments, primarily in racking systems, management information systems, new buildings and improvements to existing facilities. These growth-related capital expenditures are primarily discretionary and create additional capacity for increases in revenues and EBITDA.


Growth Strategy
     The Company's objective is to be one of the largest records management service providers in each of its geographic markets and to become the largest national provider of business records management services, including medical records management services, data security services and vital records protection services. The Company seeks to expand through: (i) increased business with existing customers, including the provision of new services; (ii) additions of new customers; and (iii) selective acquisitions in existing and new markets. The Company's acquisition strategy includes both expanding geographically, focusing primarily on the 60 largest U.S. markets, and increasing its presence and scale within existing markets through "fold-in" acquisitions. The Company has significantly increased its presence in the data security services and medical records management markets in the last four years. Of the acquisitions completed since mid-1994, 13 have been records management companies that focused on the data security services market and five have been records management companies that focused on the medical records management market. With the completion of the acquisitions of Record Masters and Arcus, the Company believes that it is now the largest provider of medical records management services and off-site data security services. See "Recent and Pending Acquisitions."


Growth from Existing Customers
     Existing Iron Mountain customers storing paper records contribute to storage and services revenue growth because on average they generate additional Cartons at a faster rate than old Cartons are destroyed or permanently removed. From January 1, 1993 through December 31, 1997, Net Carton Growth From Existing Customers increased at an average annual rate of approximately 6%. In order to maximize growth opportunities from existing customers, the Company seeks to maintain high levels of customer retention by providing premium customer service through its decentralized customer service approach complemented by its local account management staff.

     Through its local account management staff, the Company leverages existing business relationships with its customers by selling incremental services and products. Services include records tracking, indexing, customized reporting, vital records management, records management consulting services, and, with the acquisitions of Arcus and Record Masters, additional temporary staffing/outsourcing services in the IT, clerical and medical sectors. See "Recent and Pending Acquisitions."


Additions of New Customers
     The Company's direct sales force is dedicated solely to establishing new account relationships and draws on the Company's national marketing organization and senior management. New customer sales efforts have resulted in the addition of more than 900 new customer accounts in each of the years 1993 through 1995, over 1,200 new customer accounts in 1996 and over 1,600 new customer accounts in 1997.

     From December 31, 1996 through March 1, 1998, the Company's sales force grew from 21 to 105 sales professionals, five of whom focus solely on national accounts. The sales force growth is primarily from the acquisitions of Safesite and Arcus and the decision by the Company to significantly increase its selling resources. As a result of Arcus's direct sales efforts, from January 1, 1993 through December 31, 1997, Arcus realized an internal annual growth rate of approximately 11%.


Growth through Acquisitions
     Iron Mountain has a successful record of acquiring and integrating smaller records management companies. In order to capitalize on industry consolidation, the Company in mid-1994 adopted an active acquisition strategy and implemented changes in its management, systems and financial infrastructure to execute such strategy. Since mid-1994, the Company has acquired or entered into agreements to acquire 47 companies, 46 of which have been completed and one of which is pending. The Company operates in 54 markets and intends to continue to make fold-in acquisitions in existing markets and to make strategic acquisitions in new geographic markets, with an emphasis on the 60 largest markets in the United States and potentially in certain markets outside the United States. The Company's corporate development staff is engaged in an ongoing review of acquisition candidates. Management believes that Iron Mountain is well positioned to participate in the further consolidation of the records management industry.

     The Company has made, and intends to continue to make, acquisitions to increase its presence in the data security services and medical records management markets. Of the acquisitions completed since mid-1994, 13 have been records management companies that focused on data security services and five have been records management companies that focused on medical records management. With the completion of the acquisitions of Record Masters and Arcus, Iron Mountain believes that it is now the industry leader in both medical records management and off-site data security services.

     The Company seeks to expand its national presence, size and customer base through new-market acquisitions. Management believes that the high start-up costs of commencing operations make acquisitions an attractive means of entering new markets. The Company seeks to acquire records management companies in markets where management believes there is the potential for growth. Within such markets, the Company uses a variety of criteria to evaluate acquisition candidates, including the capacity and condition of existing storage facilities, past and current operating performance and revenues and the experience and depth of existing management.

     The Company believes that it can use its expertise and central administrative organization to leverage an acquisition candidate's local market presence, promoting the development of underperforming facilities and enhancing the value of the local assets. The Company believes that its new-market acquisition strategy could have a number of benefits, including: (i) continued growth in revenues and EBITDA and diversification across a greater number of markets; (ii) introduction of the Company's storage, labor, transportation and other operating efficiencies into new markets; (iii) increased utilization of efficiencies available through the Company's central administrative and management information functions; (iv) increased market awareness of Iron Mountain's national scope and presence; and (v) increased overall scale, which should broaden the range of and facilitate the Company's capital-raising activities.

     The Company also intends to continue to make fold-in acquisitions to augment its operations in existing markets. The Company's goal in its existing markets is to exploit economies of scale while maintaining high quality service. Following a new-market acquisition, the Company seeks to increase its business with the acquired customer base and to supplement that growth with new customers and, potentially, with appropriate fold-in acquisitions so that the Company may benefit from economies of scale.

     In addition, Iron Mountain may consider capitalizing upon its expertise in the records management industry by making investments in records management businesses outside the United States. From time to time, the Company has had discussions concerning such investments. Such investments, if consummated, would be subject to risks and uncertainties relating to the indigenous political, social, regulatory, tax and economic structures of other countries, as well as fluctuations in currency valuation, exchange controls, expropriation and governmental policies limiting returns to foreign investors. At this time, there can be no assurance as to whether any such investment will be made or, if made, will be successful in achieving its objectives. As a result of the Arcus Merger, the Company operates one data security facility in the United Kingdom.


Premium Service Strategy
     Organizations selecting a provider of records management services consider a number of factors in addition to price. Management believes that the Company is a "premium" brand in the marketplace based upon its reputation for reliability, customer-oriented organization, full service approach, investment in technology and national operating presence. The Company seeks to exploit its strengths in each of these areas to maintain customer relationships and to attract new customers. Management believes that the Arcus and Record Masters brand names are similarly viewed as premium brands in their specific markets.


Reputation for Reliability
     The Company believes it has a reputation for reliability based on its more than 47 years of operations, the continuity and depth of its management, its successful historical growth, the quality and diversity of its customer base, which includes more than half the Fortune 500, its technological capabilities, and its size and financial resources.


Customer-Oriented Organization and Locally Responsive Management
     Iron Mountain has developed a decentralized, local management structure that brings significant management experience and stability to local markets and allows the Company to respond directly, effectively and flexibly to customers. Broad operating authority is delegated to Vice Presidents and to local managers. In pursuing its acquisition strategy, Iron Mountain seeks to capitalize upon the experience and strengths of existing management. In addition, all full-time union and non-union employees participate in incentive-based compensation programs that provide payments based on profits or attainment of specified objectives for the unit in which they work. Iron Mountain believes that the experience, stability and commitment of its regional and local management is integral to its ability to provide superior customer service and maximize growth potential.


Full Service Approach
     Iron Mountain offers a full range of records management services. The Company provides storage for all major media, including paper (which is the dominant form of records storage), computer disks and tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Iron Mountain's principal services provided to its storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. The Company also sells storage materials and provides consulting, facilities management and other outsourcing services. The Company believes that its ability to provide all of these services provides numerous competitive advantages, including: (i) cross marketing opportunities from marketing additional services to existing customers; (ii) leverage of its general, administrative, software development and real estate expenses; and
(iii) the selling advantage provided by offering one-stop shopping to certain customers who prefer to use one vendor for all of their records management services.


Investment in Technology
     The Company has made significant investments in management information systems and computer technology in order to provide faster and more flexible solutions for its customers and to enhance the quality and lower the costs of its own operations. The Company believes that its technological capabilities, especially its Safekeeper, Safekeeper MediaLink and Safekeeper Compass systems, are a significant tool in attracting new customers. The Company plans to continue to invest in its proprietary technologies in the future. See "--Technology and Development; Management Information Systems."

National Operating Presence
     The Company believes it is one of only three records management companies with a national operating presence. Traditionally, the purchase decision for large multi-site customers has been made at the local level. Recently, however, the Company has found that certain large organizations have sought to obtain operating and economic efficiencies by outsourcing a significant portion of their records management functions with a single records management company. The Company seeks to use its national operating presence to compete for such large multi-site customer accounts. In addition, certain customers prefer to use large, sophisticated records management companies for the storage of vital records and the support of disaster recovery programs.


Low-Cost Operating Strategy
     Iron Mountain pursues a low-cost operating strategy based primarily on achieving economies of scale in the areas of storage, labor and transportation, general and administrative functions and management information systems. The Company believes that it is one of the few records management companies with the size and resources to realize significant economies of scale in these areas.


Storage Costs
     Because occupancy costs are a major component of the Company's cost of sales, reducing per unit storage costs is a primary strategic goal of the Company and its real estate management staff. The Company seeks to minimize per unit storage costs by: (i) designing racking systems and operating space to maximize facility storage efficiency; (ii) negotiating favorable facility leases and having facilities built to its custom specifications; and (iii) leasing larger facilities, which, when filled, are less expensive per storage unit to operate. Since 1991, the Company has acquired or leased 14 records management facilities constructed per the Company's specifications. The average Carton density (the ratio of standard Carton storage capacity to total square feet of floor space) of these facilities is approximately twice that of the Company's overall average Carton density. As a result of these practices, average Carton density in the Company's facilities increased approximately 44% from December 31, 1993 to December 31, 1997. Because medical records are inherently more active, the Company stores these records in specialized shelving systems that provide easy access to individual files, but generally have lower storage densities than carton shelving. These lower densities are generally offset by higher total revenues per unit. Management believes its expertise in designing storage facilities and racking systems will lead to improved densities and cost reductions in the storage of its medical records.


Labor and Transportation Efficiency
     The Company has made significant investments in computer technologies for its service operations, resulting in greater operating and logistics efficiencies. In addition, by increasing the scale of its operations and customer base in a local market area, the Company seeks to maximize its courier delivery fleet usage and to increase delivery and routing efficiencies.

     The Company's incentive structure has also contributed to labor efficiency. Each of the Company's full-time employees participates in incentive compensation programs based upon achievement of specific operating targets designed to integrate the objectives and performance of records management facility employees and managers. For the year ended December 31, 1997, the Company's employees earned incentive compensation in an amount equal to approximately 10% of the base wages paid by the Company.


G&A and MIS Efficiencies
     The Company's corporate staff provides support to local management in the areas of acquisitions, marketing, facility acquisition and leasing, racking system purchasing, finance, accounting and human resource management. In addition, the Company's corporate staff is responsible for the design and support of all records management technology. The Company believes that central support in these areas provides local managers with competitive advantages over smaller, local competitors and results in significant economies of scale.


Technology and Development; Management Information Systems
     The Company pioneered the application of advanced information technology to the records management industry. Iron Mountain's proprietary Safekeeper system, which is Year 2000 compliant, provides advanced inventory control and information access, enabling the Company to provide faster, higher quality and more flexible solutions to its customers and to lower the costs of its operations. Iron Mountain's Safekeeper system exploits bar- code technology to provide inventory integrity and a comprehensive, standardized approach to tracking, accessing and retrieving records. Safekeeper offers state-of-the-art records management capabilities and ease of access to customers while featuring security functions to protect customer information from unauthorized access. The system coordinates inventory control, order entry, billing, material sales, service activity, accounts receivable and management reporting, and features system-driven quality assurance and error-prevention. The Company has made significant investments to develop and refine its management information systems and computer technology, including Safekeeper. Safekeeper is built on an open systems architecture, which is fully portable and can be implemented in small processing environments with several users and in large processing environments with hundreds of users. This allows the Company a substantial measure of flexibility and vendor independence and reduces the risk of technological obsolescence.

     The Company's data security operations utilize the Company's Safekeeper MediaLink software, a state-of-the-art media management system, which provides integrated bar-code tracking and an electronic data interface between a customer's data center and an Iron Mountain facility, as well as audit trail and remote inventory query capabilities. Safekeeper MediaLink assists customers in meeting their disaster recovery standards. Safekeeper MediaLink's interactive VoiceLink(TM) allows access to off-site inventory directly from a touch-tone telephone.

     Safekeeper has improved the Company's customer support and operating efficiency in the following ways:


Acquisition System Integration
     Safekeeper has been designed to integrate newly acquired records management companies and offer improved levels of customer service and records management capabilities to customers acquired through acquisitions. The critical components of integrating acquisition systems are the abilities to match the acquired company's carton identifiers, location identifiers, records descriptive data, and billing data. Safekeeper is designed with flexible, comprehensive capabilities in each of these areas. Consequently, an acquired company's inventory can be converted to Safekeeper without having to relabel cartons or reset and relabel inventory locations. The customers of the acquired company retain their records data and receive similar billing rate structures. In addition, acquisition customers experience minimal disruption during integration and, after conversion, gain access to advanced records management and information access capabilities. Safekeeper utilizes a suite of conversion routines to automate the conversion process and effectively translate customer and inventory information.


Storage Efficiency
     Safekeeper enables the Company to maximize the efficient use of storage space at its facilities. When cartons are added or returned to storage, Safekeeper identifies available space and the location of the customer's other records at the facility. Because there is a continual flow of cartons into and out of the Company's facilities, Safekeeper also permits facility operators to utilize space that becomes available as soon as cartons are removed. Safekeeper can pinpoint the location of any carton, enabling facility operators to quickly determine the optimal location for new or returning cartons.


Inventory Integrity
     Bar-coding and scanning are used to track a carton or a record throughout its life cycle at Iron Mountain. Safekeeper identifies inventory discrepancies during the order processing cycle and forces their resolution before they affect the customer. This forced discrepancy resolution means that errors must be resolved before an order can be closed; until the order is closed, billing cannot be processed. Management believes that this system-driven quality assurance is a significant advantage over the "best efforts" approach used by many of its competitors.


National Accounts Capabilities
     The Safekeeper Compass system allows national account customers access to records stored in multiple Iron Mountain locations. Customers can directly access their consolidated data using their own PCs. The system gives customers the ability to order services and run inventory reports and features the same robust querying and searching tools as all other Safekeeper products. Program managers can use its reporting function to monitor inventory, service activity levels and quality assurance.

Customer Information Access
     Customers can access their records management data through a variety of formats, including direct access via Safekeeper Online(TM), access on their own PCs via Safekeeper Desktop(TM), integration of their internal system with Safekeeper via automated file transfers and paper reports. Safekeeper Online enables a customer to place orders directly via online access, resulting in efficiencies for Iron Mountain order processing. It features robust querying and searching tools to enable customers to identify records with only partial information. Safekeeper Desktop is a PC application, run from customers' desktop or network PCs; it provides customers with an entire set of records management data along with user-friendly tools for querying, reporting and editing. Safekeeper's suite of file transfers enable customers to automatically transfer records data and service requests from their internal system to Safekeeper. The paper reports include inventory detail and summary, service activity analysis and quality assurance.


Records Management Flexibility
     Safekeeper offers full life-cycle records management, from file creation to destruction, enabling each customer to establish schedules for records retention and destruction as dictated by the customer's specific needs. Safekeeper can flexibly accommodate large or small amounts of records management data in accordance with customer requirements. A series of customer-specific features and options allows Iron Mountain to tailor the records management functionality and reporting to the customer's needs.


Security
     Safekeeper incorporates strict security protocols and procedures for all customers to prevent unauthorized access to a client's records information. Advanced security features that can automatically restrict access by departmental identification and/or type of service request are available to customers that are internally set up to provide this information.


Description of Iron Mountain Records Management Services
     Iron Mountain provides storage for all major media, including paper (the dominant form of records storage), computer disks and tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Iron Mountain's principal services provided to its storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. Iron Mountain also sells storage materials and provides consulting, outsourcing and other services.


Paper Storage Operations
     Storage revenues accounted for approximately 60% of revenues in each of the Company's last five fiscal years. Storage charges are generally billed monthly on a per storage unit basis (usually either per unit or per cubic foot of records) and include the provision of space, racking, computerized inventory and activity tracking and physical security.

     The storage of a carton begins by issuing Safekeeper bar-coded labels to the customer. The customer packs records in cartons and affixes the bar-coded label to each carton. Customer personnel and the Iron Mountain driver conduct a physical count of the cartons and the driver signs for the cartons, which are then transported to the records management facility. Upon delivery to the facility, the cartons are subjected to a second physical count. The cartons are delivered to available space identified by Safekeeper and the bar-coded information is scanned into the computer together with a bar-coded location identifier. At the same time, a computer operator enters the customer's data describing the stored material into the computer and the system confirms that the cartons sent match the data entered in the computer. Under the Company's computer control system, the order can only be closed out when all requisite steps and checks have been completed and counts and locations have been reconciled.


Data Security Services
     Data security services consist of the storage and rotation of back-up and archival computer media as part of corporate disaster and business recovery plans. Computer tapes, cartridges and disk packs are transported off-site by the Company's courier operations on a scheduled basis to secure, climate-controlled facilities, where they are available to customers 24 hours a day, 365 days a year, to facilitate data recovery in the event of a disaster. This process is managed by Iron Mountain's Safekeeper MediaLink software. Iron Mountain also manages tape library relocation and supports disaster recovery testing and execution.

Medical Records Services
     Medical records management services principally include the handling, storage, filing, processing and retrieval of medical records used by hospitals, private practitioners and other medical institutions. Medical records tend to be more active in nature and are typically stored on specialized shelving systems that provide access to individual files. Medical records management services also include recurring project work and ancillary services. Recurring project work involves the on-site removal of aged patient files and related computerized file indexing. Ancillary medical records management services include release of information, temporary staffing, contract coding, facilities management and imaging.


Vital Records Services
     Vital records contain critical or irreplaceable data such as master audio and video recordings, film, software source code and other highly proprietary information. Vital records may require special facilities or services, either because of the data they contain or the media on which they are recorded. The Company's charges for providing enhanced security and special climate-controlled environments for vital records are higher than for typical storage functions. The Company provides the same ancillary services for vital records as it provides for its other storage operations.


Service and Courier Operations
     Services operations include adding records to storage, temporary removal of records from storage, refiling of removed records, permanent withdrawals from storage and destruction of records. Service charges are generally assessed for each procedure on a per unit basis. The Safekeeper system controls the service processes from order entry through transportation and invoicing.

     Courier operations consist primarily of the pickup and delivery of records upon customer request. Courier delivery schedules can be tailored to fit customers' needs, but generally customer orders received by 4:00 p.m. on a business day are delivered the following business day. The Company also provides same-day and immediate delivery during business hours and emergency delivery at night and on weekends and holidays. Charges for courier services are based on urgency of delivery, volume and location and are billed monthly as incurred. The Company currently utilizes a fleet of approximately 790 owned or leased delivery vehicles.


Staffing Services
     With the completion of the Arcus and Record Masters acquisitions, the Company now provides temporary staffing resources in the IT, clerical and medical fields. IT staffing services include temporary or project staffing and permanent placements for data center operations and MIS functions, including supplying data center clerks, tape librarians, systems operators and software programmers. Management believes that IT staffing is a high growth segment of the temporary staffing market, complements the Company's existing services and offers opportunities to leverage its large customer base.


Additional Services and Products
     Iron Mountain offers a variety of additional services, which customers may request or contract for on an individual basis. These services include inventorying records, packing records into cartons or other containers, and creating computerized indexes of files and individual documents. The Company also provides services for the management of active records programs. The Company can provide these services, which generally include document and file processing and storage, both off-site at its own facilities and by supplying its own personnel to perform management functions on-site at the customer's premises.

     In addition, the Company provides professional consulting services to large customers, enabling them to develop and implement comprehensive records management programs. Iron Mountain's consulting business draws on the Company's experience in records management to analyze the practices of such companies and assist them in creating more effective programs of records management. The Company's consultants work with such customers to develop policies for document review, analysis and evaluation and for scheduling of document retention and destruction.

     The Company also sells a full line of specially designed corrugated cardboard, metal and plastic storage containers and magnetic media products.

Customers
     The Company's customer base is diversified in terms of revenues and industry concentration. Iron Mountain tracks customer accounts, which are based on invoices. Accordingly, depending upon how many invoices have been arranged at the request of a customer, one organization may represent multiple customer accounts. As of March 1, 1998, the Company had over 50,000 customer accounts in a variety of industries. The Company currently provides services to more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. After giving effect to the Recent Acquisitions, no customer accounted for more than 3% of revenues for the year ended December 31, 1997.


Marketing and Sales
     The Company's selling organization, which includes 105 sales professionals, consists of telemarketing, direct sales and account management, all supported by a corporate marketing group. Telemarketing sales people use advanced database telemarketing techniques to identify and source account leads. Leads are pursued by the direct sales force which is comprised of local sales representatives and regional and national account managers. Once an account is established, it is assigned to an account manager, who focuses on serving the needs of new and existing customers and selling additional services to this customer base. The corporate marketing organization provides training and marketing communications as sales support functions.


Competition
     The Company competes with two other national records management companies as well as a large number of local and regional concerns. The Company believes that competition for customers is based on price, reputation for reliability, quality of service and scope and scale of technology, and believes that it generally competes effectively based on these factors. Management believes that, except for Pierce Leahy Corporation, all of these competitors have United States based revenues significantly lower than those of the Company. The Company believes that Iron Mountain is the industry leader in the specialized records management activities of off-site data security services, medical records management services and vital records management services. To accommodate growth, a records management vendor must invest in incremental storage capacity, which requires added warehouses, racking systems and related equipment, including computer systems capable of tracking increasingly large inventories. The amount of such investment is significant relative to the immediate return that can be realized, and the faster a vendor grows, the more capital is required. As a result, the industry trend toward consolidation will, in management's opinion, continue. In addition, the Company faces competition from the internal records management handling capability of its current and potential customers. There can be no assurance that these organizations will outsource more of their records management needs or that they will not bring in-house some or all of the functions they currently outsource. The Company also faces competition for acquisition candidates.

     The substantial majority of the Company's revenues have been derived from the storage of paper documents and from related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies include computer media, microforms, audio/video tape, film, CD-ROM and optical disk. None of these technologies has replaced paper as the principal means for storing information. However, there can be no assurance that one or more non-paper-based technologies (whether now existing or developed in the future) may not in the future significantly reduce or supplant the use of paper as a preferred medium, which could in turn adversely affect the Company's business.


Properties
     As of March 1, 1998, Iron Mountain conducted operations through 188 leased and 35 owned facilities containing a total of 10.8 million square feet of space. The leased facilities typically have initial lease terms of 10 years with options to renew for an additional 10 years. The weighted average remaining term of the leases on these facilities is approximately eight years. In addition, many of the leases contain either a purchase option or a right of first refusal upon the sale of the property. The leases include one property leased from affiliates of the Company.

     The following table sets forth the records management facilities owned or leased by the Company (directly or through its subsidiaries) in the geographic locations indicated below as of March 1, 1998.



Location                  Number of Facilities
------------------------- ---------------------
Arizona .................            9
California ..............           44
Colorado ................            7
Connecticut .............            3
Delaware ................            1
Florida .................           17
Georgia .................           10
Illinois ................            9
Kansas ..................            1
Louisiana ...............            4
Maryland ................            4
Massachusetts ...........           11
Michigan ................            9
Minnesota ...............            6
Missouri ................            3
Nebraska ................            5
Nevada ..................            2
New Hampshire ...........            1
New Jersey ..............           11
New York ................           16
North Carolina ..........            2
Ohio ....................            9
Oklahoma ................            1
Oregon ..................            6
Pennsylvania ............            5
Rhode Island ............            1
Tennessee ...............            2
Texas ...................           13
Utah ....................            1
Virginia ................            5
Washington ..............            2
Wisconsin ...............            2
London (U.K.) ...........            1
                                    --
    Total ...............          223
                                   ===

     The Company or its principal subsidiary is a guarantor of a substantial portion of the leases to which other subsidiaries are party. See Note 9 of Notes to the Company's Audited Consolidated Financial Statements for information regarding the minimum annual rental commitments of the Company.


Employees
     A key feature of the Company's operating strategy is its decentralized management structure and empowerment of local management operating in local business environments. The Company is divided into three operational business units: business records management (including medical records), data security services (including escrow services) and IT staffing services. Each operational unit is divided into geographic Areas, Regions and Districts. Generally, Areas are managed by Executive Vice Presidents, and the Regions and Districts are managed by Vice Presidents and General Managers, respectively. Management believes this structure offers responsive and superior customer service and positions the Company to sell ancillary services and products. The Company's headquarters staff performs a variety of central administrative and support functions in order to maximize the time and resources that local personnel can devote to customer service and client development.

     As of March 1, 1998, the Company employed over 4,500 full time employees, of whom approximately 96% were employed at the field level and 4% at the Company's headquarters.

     Approximately 4% of the Company's employees are represented by various Teamsters Union locals under four different agreements. These agreements are scheduled to expire at various times in 1999.

     All non-union employees are eligible to participate in the Company's benefit programs, which include medical, dental, life, short and long-term disability and accidental death and dismemberment plans. Unionized employees receive these types of benefits through their unions. In addition to base compensation and other usual benefits, all full-time union and non-union employees participate in some form of incentive-based compensation program that provides payments based on profits, collections or attainment of specified objectives for the unit in which they work. Management believes that the Company has good relationships with its employees and unions.


Insurance
     The Company carries a comprehensive property insurance policy with insurers that it believes to be reputable and in amounts that it believes to be appropriate, covering replacement cost of real and personal property, including improvements. Subject to sub-limits, the policy also covers extraordinary expenses associated with business interruption and damage or loss from flood or earthquake, subject to certain deductibles. Separate policies for California earthquake insurance carry other deductibles that may be significant. Iron Mountain also maintains general liability and excess liability insurance covering bodily injury, property damage and personal injury.

     The Company's standard form of contract sets forth an agreed maximum value for each carton or other storage unit held by the Company as a limitation on liability for loss or damage, as permitted under the Uniform Commercial Code. In contracts containing such limits, such values are nominal, and the Company believes that in typical circumstances its liability would be so limited in the event of loss or damage relating to the value of information stored on media held by the Company. However, certain of the Company's agreements with certain large volume accounts and certain of the contracts assumed by the Company as a result of its acquisitions contain no such limits or contain higher limits or supplemental insurance arrangements. See "--Legal Proceedings" for a description of claims by certain customers seeking to rescind their contracts, including limitations on liability, as a result of the fires experienced in the Company's South Brunswick Township, New Jersey facilities.


Environmental Matters
     Under various environmental laws, an owner of real estate or a lessee conducting operations thereon may become liable for the costs of investigation, removal or remediation of soil and groundwater contaminated by certain hazardous substances or wastes or petroleum products. Certain of such laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or operations thereon was responsible for the contamination and whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of such substances, or the failure to properly remediate affected property, may adversely affect the current property owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. The owner or operator of contaminated real estate also may be subject to common law claims by third parties based on damages and costs resulting from off-site migration of the contamination.

     Certain environmental laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs"). Such laws may impose liability for the release of ACMs and may enable third parties to seek recovery from owners or operators of real estate for personal injury associated with exposure to such substances. The Company is aware of the presence of ACMs at some of its facilities, but believes that such materials are in acceptable condition at this time. The Company believes that future costs related to any removal and disposal of ACMs at these facilities will not be material, either on an annual basis or in the aggregate, although there can be no assurance with respect thereto.

     In addition, certain of the properties formerly or currently owned or operated by the Company were previously used for industrial or other purposes that involved the use or storage of hazardous substances or petroleum products or the generation and disposal of hazardous wastes and, in some instances, included the operation of underground storage tanks. In addition, certain of such properties are adjacent to or near Superfund sites or other contaminated properties. In connection with its former and current ownership or operation of certain properties, the Company may be potentially liable for environmental costs such as those discussed above.

     The Company has from time to time conducted environmental investigations and remedial activities at certain of its former and current facilities, but an in-depth environmental review of all properties has not been conducted by or on behalf of the Company. The Company believes that it is in substantial compliance with all applicable material environmental laws. The Company has not received any written notice from any governmental authority or third party asserting, and is not otherwise aware of, any material noncompliance, liability or claim relating to hazardous substances or wastes, petroleum products or material environmental laws applicable to Company operations in connection with any of its present or former properties. However, no assurance can be given that there are no environmental conditions for which the Company might be liable in the future or that future regulatory action, as well as compliance with future environmental laws, will not require the Company to incur costs for or at its properties that could have a material adverse effect on the Company's financial condition and results of operations.


Legal Proceedings
     In March 1997 the Company experienced three fires, all of which authorities have determined were caused by arson. The fires resulted in damage to one and destruction of the Company's other records management facility in South Brunswick Township, New Jersey. The Company has filed several insurance claims related to the fires, including a significant claim under its business interruption insurance policy. The claims process is lengthy and its outcome cannot be predicted with certainty.

     Some of the Company's customers or their insurance carriers have asserted claims as a consequence of the destruction of or damage to their records as a result of the fires, some of which allege negligence or other culpability on the part of the Company. On December 12, 1997, the Company received notice that a lawsuit had been filed by one of its customers seeking up to $1 million in damages. The action has been removed from a state court in New Jersey to the United States District Court in New Jersey. The Company has answered the complaint, denying liability and asserting various affirmative defenses. The Company has since received notices that four additional lawsuits have been filed. Three of those four lawsuits seek unspecified damages against the Company and others and to rescind their written contracts with the Company. The fourth lawsuit, which was brought by one of the Company's customers, seeks in excess of $1 million in damages, plus punitive damages and attorney's fees, against the Company under various legal theories. The Company has answered the complaints relating to the first two of these four lawsuits, denying any liability and asserting various affirmative defenses, and has also counterclaimed against certain customers for indemnification and payment of its litigation and related expenses. The Company has also filed motions to dismiss several of the claims asserted against it. The Company's responses to the two other complaints are currently due to be filed by April 7, 1998 and April 10, 1998. The five lawsuits filed to date represent approximately 78% of the customer cartons destroyed or damaged as a result of the fires. The Company denies any liability as a result of the destruction of or damage to customer records as a result of the fires, which were beyond its control, and intends to vigorously defend itself against these and any other lawsuits that may arise. The Company is also pursuing coverage of these claims and proceedings with its various insurers.

     The outcome of these claims and proceedings cannot be predicted. Based on its present assessment of the situation, after consultation with legal counsel, management does not believe that the outcome of these claims and proceedings will have a material adverse effect on the Company's financial condition or results of operations, although there can be no assurance in this regard.

     On June 5, 1997, Arcus Group filed a complaint for a refund of federal taxes paid for the year 1995 in the amount of $0.8 million against the United States in the Court of Federal Claims. This claim is based on the utilization of Arcus Group's net operating loss carryforwards for the tax year ended December 31, 1995. On September 3, 1997, the United States filed its answer in the case, denying Arcus Group's use of its net operating losses. The lawsuit is in the discovery stage. If Arcus Group prevails in the litigation, Iron Mountain will be able to use $6.7 million in loss carryforwards per year against income generated by the former Arcus group of companies each year through at least the year 2002. If Arcus Group does not prevail, then Iron Mountain may have to pay taxes for the years 1996 and 1997, and these additional taxes would be added to goodwill as additional purchase price. Management does not believe that the amount of taxes which Iron Mountain would have to pay in such event would have a material adverse effect on Iron Mountain's financial condition or results of operations, although there can be no assurance in this regard.

     In addition to the matters discussed above, the Company is involved in litigation from time to time in the ordinary course of business, and in the opinion of management, no other material legal proceedings are pending to which the Company, or any of its properties, is subject.

                                  MANAGEMENT


Directors, Executive Officers and Certain Other Officers

     The Directors, executive officers and certain other officers of Iron Mountain are as follows (all information is as of March 1, 1998):


Names of Directors and Executive Officers     Age                         Position
-------------------------------------------   -----   ------------------------------------------------
C. Richard Reese(1) .......................    51     Chairman of the Board of Directors and Chief
                                                       Executive Officer
David S. Wendell ..........................    44     President, Chief Operating Officer and Director
John F. Kenny, Jr. ........................    40     Executive Vice President and Chief Financial
                                                       Officer
Eugene B. Doggett(1) ......................    61     Executive Vice President and Director
Richard A. Drutman ........................    55     Executive Vice President
Harold E. Ebbighausen .....................    42     Executive Vice President
George P. Groff ...........................    48     President of Arcus Staffing Resources, Inc.
Robert G. Miller ..........................    41     Executive Vice President
Christopher Neefus ........................    42     Executive Vice President
Kenneth F. Radtke, Jr. ....................    52     Executive Vice President
Robert P. Swift ...........................    56     Executive Vice President
Constantin R. Boden(2)(3) .................    61     Director
Arthur D. Little(2)(3) ....................    54     Director
Vincent J. Ryan(1)(3) .....................    61     Director
B. Thomas Golisano ........................    56     Director
Kent P. Dauten ............................    42     Director
Clarke H. Bailey ..........................    43     Director


Names of Certain Other Officers               Age                         Position
--------------------------------------------  --      ------------------------------------------------
Jean A. Bua ...............................    39     Vice President and Corporate Controller
Michael Karp ..............................    33     Vice President, Sales and Marketing
Joseph J. Larizza .........................    55     Vice President and Chief Information Officer
Van M. Latham .............................    40     Vice President, Human Resources
John P. Lawrence ..........................    46     Vice President and Treasurer
Donald P. Richards ........................    33     Vice President, Mergers and Acquisitions
Kenneth A. Rubin ..........................    36     Vice President, Business Development
T. Anthony Ryan ...........................    57     Vice President, Real Estate

----------------------
(1) Member of the Executive Committee; Mr. Ryan is the Chairman of the Executive Committee.
(2) Member of the Audit Committee; Mr. Boden is the Chairman of the Audit Committee.
(3) Member of the Compensation Committee; Mr. Little is the Chairman of the Compensation Committee.


     The Board of Directors currently consists of nine directors. There are three classes of directors who serve for three-year terms and are elected on a staggered basis, one class of directors standing for election each year. Directors of each class will thereafter hold office until the third annual meeting of the stockholders of the Company following their election or until their successors are elected and qualified.

     The executive officers and other officers were elected by the Board of Directors on May 29, 1997 with the exception of Messrs. Ebbighausen and Neefus, who were appointed in July 1997, and Messrs. Drutman, Groff and Richards, who were elected in March 1998. All executive officers and other officers hold office at the discretion of the Board of Directors until the first meeting of the Board of Directors following the next annual meeting of stockholders and until their successors are chosen and qualified.


Directors and Executive Officers

     C. Richard Reese is the Chairman of the Board of Directors of Iron Mountain, a position that he has held since November 1995, and the Chief Executive Officer of Iron Mountain, a position that he has held since 1981. Prior to November 1995, Mr. Reese was the President of Iron Mountain, a position he had held since 1981. Mr. Reese is also a Director of Schooner Capital Corporation ("Schooner"), which owns 12.8% of the outstanding stock of the Company. Prior to joining Iron Mountain, he lectured at Harvard Business School in "Entrepreneurship" and provided consulting services to small and medium-sized emerging enterprises. Mr. Reese has also served as president and a Director of PRISM. He holds a Master of Business Administration degree from Harvard Business School.

     David S. Wendell is the President and Chief Operating Officer and a Director of Iron Mountain, positions that he has held since November 1995. After practicing law with Brown & Wood, Mr. Wendell joined Iron Mountain in 1984, where he has served in a variety of positions. Prior to November 1995, he was Executive Vice President, Atlantic Area and prior to 1991, he was Vice President, New England Region. He holds a Master of Business Administration degree from Harvard Business School and a Juris Doctor degree from the University of Virginia.

     John F. Kenny, Jr. is an Executive Vice President and the Chief Financial Officer of Iron Mountain, positions that he has held since May 1997. Mr. Kenny joined Iron Mountain in 1991, and held operating responsibilities as regional Vice President of New England and later Northeast operations before assuming the position of Vice President of Corporate Development in 1995. Prior to 1991, he was Vice President of CS First Boston Merchant Bank, New York, with responsibility for risk capital investments. Mr. Kenny has also served as a director and the Treasurer of PRISM. He holds a Master of Business Administration degree from Harvard Business School.

     Eugene B. Doggett is an Executive Vice President and a Director of Iron Mountain, positions that he has held since 1990. From 1987 until May 1997, Mr. Doggett was the Chief Financial Officer of Iron Mountain. Mr. Doggett is also a Director of Schooner and of Mac-Gray Corporation, a provider of coin-operated machines. Prior to joining the Company, he had extensive experience in commercial and investment banking, as well as financial and general management experience at senior levels. He holds a Master of Business Administration degree from Harvard Business School.

     Richard A. Drutman is an Executive Vice President of Iron Mountain, a position that he has held since March 1998. Mr. Drutman joined the Company in January 1998. Mr. Drutman joined Arcus Data Security, Inc. in 1976 and held various positions, including Senior Vice President and Chief Operating Officer from 1991 to 1996 and President and Chief Executive Officer from 1996 to January 1998. He holds a Bachelor of Arts degree from California State University at Los Angeles.

     Harold E. Ebbighausen is an Executive Vice President of Iron Mountain, a position that he has held since July 1997. Prior to 1997, he had been serving as Vice President of Data Security Services since joining the Company in September 1996. Prior to joining Iron Mountain, Mr. Ebbighausen was Vice President of Document Management Services with INSCI Corporation, a software provider for computer output and data storage solutions to optical and CD technology. Previously, he held a number of field management positions with Anacomp, Inc., a service bureau provider in the micrographics industry.

     George P. Groff is the President of Arcus Staffing Resources, Inc., a subsidiary of the Company, a position that he has held since March 1998. From 1993 to March 1998, Mr. Groff served as a Vice President of Arcus Staffing Resources, Inc. and of Wolf Advisory International, Inc., a company which he joined in 1989 that was acquired by Arcus in 1996. He holds a Master of Business Administration degree from Golden Gate University.

     Robert G. Miller is an Executive Vice President of Iron Mountain, a position that he has held since December 1996. Mr. Miller joined Iron Mountain in 1988 and held various positions including District Manager from 1988 through 1991 and regional Vice President from 1991 through 1996. Prior to 1988, Mr. Miller was employed as a District Manager at Bell & Howell Records Management Company.

     Christopher Neefus is an Executive Vice President of Iron Mountain, a position that he has held since July 1997. Mr. Neefus was a Vice President of Sales and Customer Service for ASI, Inc., a software provider for the storage of computer generated information, from 1995 until joining the Company. From 1990 to 1995, Mr. Neefus was the Region Vice President of Anacomp, Inc., a service bureau provider in the micrographics industry. Mr. Neefus holds a Bachelor of Arts degree in Communications Arts from Hofstra University.

     Kenneth F. Radtke, Jr. is an Executive Vice President of Iron Mountain, a position that he has held since June 1996. Prior to June 1996, Mr. Radtke was Northeast Regional Vice President and prior to 1995 was Sales Manager, New York Region. Mr. Radtke has worked in the records and information industry since 1988 as President and

Chief Executive Officer, Dataport Company, Inc. and Senior Vice President of a subsidiary of Arcus. He holds a graduate degree from the University of Wisconsin, Graduate School of Banking.

     Robert P. Swift is an Executive Vice President of Iron Mountain, a position that he has held since November 1995. Prior to November 1995, Mr. Swift was the Executive Vice President, Western Area of Iron Mountain and prior to 1988, Mr. Swift was employed in various positions at Bell & Howell Records Management Company.

     Constantin R. Boden is a Director of Iron Mountain, a position that he has held since December 1990. Mr. Boden is chairman of the advisory board of Boston Capital Ventures, a risk capital concern. For 34 years, until January 1995, Mr. Boden was employed by The First National Bank of Boston, most recently as Executive Vice President, International Banking. He holds a Master of Business Administration degree from Harvard Business School.

     Arthur D. Little is a Director of Iron Mountain, a position that he has held since November 1995. Mr. Little is a principal of The Little Investment Company, which he founded in 1992. Prior to that, he was Managing Director of and also a partner in Narragansett Capital, Inc., a private investment firm. He holds a Bachelor of Arts degree in history from Stanford University.

     Vincent J. Ryan is a Director of Iron Mountain. Mr. Ryan is the founder of Schooner and has served as Chairman and Chief Executive Officer of Schooner since 1971. Prior to November 1995, Mr. Ryan served as Chairman of the Board of Directors of Iron Mountain.

     B. Thomas Golisano is a Director of Iron Mountain, a position that he has held since June 1997, when he was appointed to the Iron Mountain Board of Directors in accordance with the terms of the Safesite merger. He founded Paychex Inc., a publicly held, national payroll service company, in 1971 and serves as its Chairman, President and Chief Executive Officer. Mr. Golisano serves on the Board of Trustees of Rochester Institute of Technology and on the boards of several privately held companies. He has also served on the boards of numerous non-profit organizations and is the founder of the B. Thomas Golisano Foundation.

     Kent P. Dauten is a Director of Iron Mountain, a position that he has held since November 1997, when he was appointed to the Iron Mountain Board of Directors in accordance with the terms of the Record Masters Merger. He has served as President of Keystone Capital, Inc., a management and consulting advisory service firm, since March 1994. In February 1995, Mr. Dauten founded and served as President of HIMSCORP, Inc. until the consummation of the Record Masters Merger. From 1993 to 1994, he was Senior Vice President of Madison Dearborn Partners, Inc. and from 1979 to 1992, he was employed in various investment management positions, most recently as Senior Vice President of First Chicago Venture Capital. Mr. Dauten currently serves as a director of Health Management Associates, Inc., a hospital management firm, and is a Trustee of ElderTrust, a health care real estate investment trust. Mr. Dauten holds a Master of Business Administration from Harvard Business School.

     Clarke H. Bailey is a Director of Iron Mountain, a position that he has held since January 1998, when he was appointed to the Iron Mountain Board of Directors in accordance with the terms of the Arcus Merger. He is Co-Chairman and Director of Hudson River Capital LLC, a private investment company ("Hudson") . Mr. Bailey was the Chairman and Chief Executive Officer of each of Arcus Group, United Acquisition Company and Arcus, positions which he had held since 1995, until the consummation of the Arcus Merger, and is a Director of Connectivity Technologies Inc., Swiss Army Brands, Inc. and SWWT, Inc. (formerly known as Sweetwater, Inc.). Mr. Bailey also serves as a Director and the Chairman of the Executive Committee of Glenayre Technologies, Inc., a manufacturing company in the telecommunications industry. Prior to joining Glenayre in 1990, Mr. Bailey was a Managing Director at Oppenheimer & Co., Inc. He holds a Master of Business Administration degree from The Wharton School, University of Pennsylvania.


Certain Other Officers

     Jean A. Bua is Vice President and Corporate Controller of Iron Mountain. Ms. Bua joined Iron Mountain in such capacity in March 1996. From 1993 to 1996, Ms. Bua was the Corporate Controller for Duracraft Corp., a consumer products manufacturer. Prior to that, Ms. Bua was the accounting manager for a high-tech manufacturer and was a management consultant for Ernst & Young. She holds a Master of Business Administration degree from the University of Rhode Island. Ms. Bua is a certified public accountant.

     Michael Karp is Vice President, Sales and Marketing of Iron Mountain. Mr. Karp joined Iron Mountain in June 1997 as a result of the Safesite merger. From 1988 until June 1997, he was employed by Safesite in various positions, including as branch manager, regional manager and director of national sales. Mr. Karp holds a Bachelors degree in business from Arizona State University.

     Joseph J. Larizza is Vice President and Chief Information Officer of Iron Mountain, with responsibility for all information technology, including managing the development of Iron Mountain's Safekeeper systems. Prior to joining Iron Mountain in 1996, Mr. Larizza was co-founder of DataEase International, a relational database software company, was chief information officer for ISC Bunker Ramo, a banking system provider, and Service America, a large food service corporation. Prior to these positions Mr. Larizza was the chief information officer at the Advertising Checking Bureau, with responsibility for information systems and development of client-server products. He holds a Bachelors degree in management from Post College.

     Van M. Latham is Vice President of Human Resources of Iron Mountain. Mr. Latham joined Iron Mountain in 1997. For the preceding ten years he was employed by PepsiCola and Pizza Hut, most recently as Human Resources Director of PepsiCola East. He holds a Ph.D. in Industrial and Organizational Psychology from Wayne State University.

     John P. Lawrence is Vice President and Treasurer of Iron Mountain, with responsibility for acquisition integration, internal audit, risk management and purchasing and contracting. Mr. Lawrence has been associated with Iron Mountain since 1988. Prior to 1988, he worked for Hewlett Packard for nine years in various management positions in finance, control, marketing and manufacturing. He holds a Master of Business Administration degree from Harvard Business School.

     Donald P. Richards is Vice President, Mergers & Acquisitions of Iron Mountain, a position he has held since December 1997. Prior to joining Iron Mountain, Mr. Richards practiced corporate law with Bingham Dana LLP from 1992 through 1997. He holds a Juris Doctor degree from Cornell University.

     Kenneth A. Rubin is Vice President of Business Development of Iron Mountain. Mr. Rubin joined Iron Mountain in 1989 and served as Vice President of Marketing through mid-1997. Mr. Rubin is currently serving as the Managing Director of Iron Mountain Consulting Services, Inc., a subsidiary of the Company that provides records and information consulting services. Prior to 1989, Mr. Rubin worked for Leahy Business Archives (formally Instar Inc.) in various sales and sales management roles. He holds a Bachelors degree in political science from Drew University.

     T. Anthony Ryan is Vice President of Real Estate of Iron Mountain. Mr. Ryan manages the real estate of Iron Mountain and is responsible for identifying and evaluating new facility opportunities and negotiating long-term leases. He has been involved in real estate development for 22 years. His work experience includes positions as Director of Development for Gilbane Property, Vice President of CRJ Investments and, more recently, Vice President and Partner at the Linpro Company. He holds a Bachelors degree in history from The George Washington University.


Compensation Developments

     In February 1998, the Company's Board of Directors approved the establishment of an employee stock purchase plan. The Company intends to seek approval of such plan from its stockholders at the 1998 Annual Meeting.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to beneficial ownership of Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the Common Stock, (ii) each Director, (iii) the Chief Executive Officer and the four highest paid executive officers serving in such capacity at December 31, 1997 and (iv) all executive officers and Directors of the Company as a group. Such information is presented as of March 1, 1998. The table also reflects ownership of Common Stock after the Offering, without giving effect to the Pending Acquisition or the possible exercise of the over-allotment option granted to the Underwriters.



                                                  Amount of Beneficial      Amount of Beneficial
                                                        Ownership                Ownership
                                                   Before the Offering       After the Offering
                                                 -----------------------   ----------------------
                                                                Percent                   Percent
Name(1)                                             Shares       Owned        Shares       Owned
----------------------------------------------   -----------   ---------   -----------   --------
 Directors and Executive Officers
 C. Richard Reese(2) .........................    1,127,503        7.5%     1,127,503       6.1%
 David S. Wendell(3) .........................      119,916          *        119,916         *
 John F. Kenny, Jr.(4) .......................       54,539          *         54,539         *
 Eugene B. Doggett ...........................      100,000          *        100,000         *
 Robert G. Miller(5) .........................       14,974          *         14,974         *
 Robert P. Swift(6) ..........................       28,514          *         28,514         *
 Constantin R. Boden .........................       20,880          *         20,880         *
 Arthur D. Little(7) .........................       26,265          *         26,265         *
 Vincent J. Ryan(8) ..........................    3,445,750       23.1%     3,445,750      18.7%
 B. Thomas Golisano(9) .......................    1,013,785        6.8%     1,013,785       5.5%
 Kent P. Dauten(10) ..........................      964,449        6.5%       964,449       5.2%
 Clarke H. Bailey(11) ........................      503,939        3.4%       503,939       2.7%
 All Directors and executive officers as a
   group (17 persons)(12) ....................    6,796,429       44.5%     6,796,429      36.2%

Five Percent Stockholders
 Schooner Capital Corporation(13) ............    1,909,384       12.8%     1,909,384      10.4%
 William Blair & Company, L.L.C.(14) .........    1,002,329        6.7%     1,002,329       5.4%

----------------------
* Less than 1%

 (1) Except as otherwise indicated, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
 (2) Mr. Reese is a Director and Chairman of the Board and Chief Executive Officer of Iron Mountain. Includes 14,530 shares of Common Stock held by trusts for the benefit of Mr. Reese's children, as to which Mr. Reese disclaims beneficial ownership. Also includes 668,166 shares of Common Stock as to which Mr. Reese shares beneficial ownership with Schooner as a result of a 1988 deferred compensation arrangement, as amended, between Schooner and Mr. Reese relating to Mr. Reese's former services as President of Schooner. Pursuant to such arrangement, upon the earlier to occur of (i) Schooner's sale or exchange of substantially all of the shares of Common Stock held by Schooner or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner is required to transfer such shares of Common Stock to Mr. Reese or remit to Mr. Reese cash in an amount equal to the then current fair value of such shares of Common Stock. Schooner has agreed to vote the shares of Common Stock subject to such arrangement at the direction of Mr. Reese.
 (3) Mr. Wendell is a Director and President and Chief Operating Officer of Iron Mountain. Includes 116,061 shares that Mr. Wendell has the right to acquire pursuant to currently exercisable options.
 (4) Mr. Kenny is an Executive Vice President and Chief Financial Officer of Iron Mountain. Includes 46,929 shares that Mr. Kenny has the right to acquire pursuant to currently exercisable options.
 (5) Mr. Miller is an Executive Vice President of Iron Mountain. Consists solely of shares that Mr. Miller has the right to acquire pursuant to currently exercisable options.
 (6) Mr. Swift is an Executive Vice President of Iron Mountain. Consists solely of shares that Mr. Swift has the right to acquire pursuant to currently exercisable options.
 (7) Mr. Little is a Director of Iron Mountain. Includes 25,000 shares held by The Little Family Trust, as to which Mr. Little disclaims beneficial ownership. Mr. Little's address is c/o The Little Investment Company, 33 Broad Street, Boston, Massachusetts 02109.
 (8) Mr. Ryan is a Director of Iron Mountain. Mr. Ryan holds 1,536,366 shares of Common Stock. The remaining shares of Common Stock listed as being beneficially owned by Mr. Ryan are held by Schooner, as to which Mr. Ryan has sole voting power and investment power as the Chairman of the Board and principal stockholder of Schooner.
 (9) Mr. Golisano is a Director of Iron Mountain. Includes 3,618 shares that Mr. Golisano has the right to acquire pursuant to currently exercisable options. Also includes 82,081 shares of Common Stock held in escrow pursuant to the terms of the Safesite merger.

(10) Mr. Dauten is a Director of Iron Mountain. Includes 87,905 shares of Common Stock held in escrow pursuant to the terms of the Record Masters Merger. Also includes 24,599 shares of Common Stock held in escrow by Mr. Dauten as agent for the other former Record Masters stockholders. In addition, includes approximately 365 shares of Common Stock, as to which Mr. Dauten has shared voting power and investment power as a partner of Madison Dearborn Partners IV, which has a limited partnership interest in GKH Investments, L.P., a stockholder of the Company.
(11) Mr. Bailey is a Director of Iron Mountain. Includes 86,093 shares that Mr. Bailey has the right to acquire pursuant to currently exercisable options. Also includes 386,164 shares of Common Stock beneficially owned by Hudson, of which Mr. Bailey is Co-Chairman of the Board of Directors and a member. Hudson has sole voting and investment power with respect to such shares. By virtue of Mr. Bailey's relationship to Hudson, Mr. Bailey may be deemed to share voting and investment power over such shares and to be the beneficial owner of such shares held by Hudson. Mr. Bailey disclaims beneficial ownership of all such shares held by Hudson.
(12) Includes 334,830 shares that directors and executive officers have the right to acquire pursuant to currently exercisable options.
(13) Mr. Ryan is the Chairman of the Board and the principal stockholder of Schooner and, accordingly has sole voting and investment power with respect to the shares of Common Stock held by Schooner. Includes 668,166 shares of Common Stock as to which Schooner shares beneficial ownership with Mr. Reese as described in footnote (2). Schooner has agreed to vote the shares of Common Stock subject to such arrangements at the direction of Mr. Reese. The address of Schooner Capital Corporation is 745 Atlantic Avenue, Boston, Massachusetts 02111.
(14) Includes 575,704 shares of Common Stock over which William Blair & Company, L.L.C. has sole investment power, but over which customers of William Blair & Company, L.L.C. have sole voting power. The address of William Blair & Company, L.L.C. is 222 West Adams Street, Chicago, Illinois 60606.

                                 UNDERWRITING


     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all such shares if any are purchased.


                                                               Number of
Underwriter                                                       Shares
------------------------------------------------------------   ------------
Bear, Stearns & Co. Inc. ...................................      992,000
William Blair & Company, L.L.C. ............................      991,500
Prudential Securities Incorporated .........................      991,500
Allen & Company Incorporated ...............................       70,000
Chase Securities Inc. ......................................       70,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated .........       70,000
PaineWebber Incorporated ...................................       70,000
Wasserstein Perella Securities, Inc. .......................       70,000
Blackford Securities Corp. .................................       35,000
Cantor, Weiss & Friedner, Inc. .............................       35,000
John Dawson & Associates ...................................       35,000
First Analysis Securities Corporation ......................       35,000
Sanders Morris Mundy Inc. ..................................       35,000
                                                                ---------
  Total ....................................................    3,500,000
                                                                =========

     The Underwriters have advised the Company that the Underwriters propose to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at that price less a concession not in excess of $1.04 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the initial offering to the public, the public offering price, concession and discount may be changed.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 525,000 additional shares of Common Stock (the "Option Shares") to cover over-allotments, if any, at the public offering price per share set forth on the cover page of this Prospectus Supplement, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the total Option Shares that the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the shares of Common Stock offered hereby.

     In the Underwriting Agreement, the Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, its directors, executive officers, certain other officers and Schooner have agreed, subject to certain exceptions, not to offer, sell, contract to sell, swap, make any short sale, pledge, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), grant any option to purchase or otherwise dispose (or publicly announce his or its intention to do any of the foregoing) of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock for a period of 90 days after the date of the final prospectus supplement relating to the Offering without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns").

     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilizing transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market and, if commenced, may be discontinued at any time.

     Certain persons participating in this Offering may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed (or a related security) to engage in limited passive market making transactions during the period when Regulation M would otherwise prohibit such activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on the Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of such market maker's average daily trading volume in the security for the two full consecutive calendar months (or any 60 consecutive days ending within 10 days) immediately preceding the date of determination of the public offering price for the Common Stock.

     From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide in the future, investment banking, general financing and banking services to the Company and its affiliates, for which they have received, and expect to receive, customary compensation. Bear Stearns, William Blair & Company, L.L.C., Prudential Securities Incorporated and Chase Securities Inc. acted as initial purchasers of debt securities of the Company in October 1997 and received customary discounts for their services. Bear Stearns acted as financial advisor to the Company in connection with the Company's acquisition of Arcus Group and received a customary fee for its services. William Blair & Company, L.L.C. acted as financial advisor to the Company in connection with the Company's acquisition of Safesite and received a customary fee for its services. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the Administrative Agent and a lender under the Credit Agreement and will receive a portion of the amounts to be repaid under the Credit Agreement to the extent that the net proceeds of the Offering will be used to repay indebtedness thereunder. See "Use of Proceeds." Because it is expected that more than 10% of the net proceeds of the Offering will be paid to an affiliate of a member of the National Association of Securities Dealers, Inc. (the "NASD") that is participating in the Offering, the Offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD.



                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts and for the Underwriters by Jones, Day, Reavis & Pogue, New York, New York. Jas. Murray Howe, Secretary of the Company, is of counsel to Sullivan & Worcester LLP and beneficially owns 8,000 shares of Common Stock.



                                    EXPERTS

     The following financial statements have been audited by the following independent public accountants. The following amends and supersedes in its entirety the information under the caption "Experts" in the accompanying
Prospectus:

     The consolidated financial statements and schedule of Iron Mountain Incorporated and its subsidiaries for the three years ended December 31, 1997, included in Iron Mountain's Annual Report on Form 10-K dated March 27, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Arcus Technology Services, Inc. for the two years ended December 31, 1997 and the five-month period ended December 31, 1995 and the consolidated financial statements of Arcus, Inc. (Predecessor Company) for the seven-month period ended July 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Security Archives of Minnesota for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Wellington Financial Services, Inc. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Allegiance Business Archives, Ltd. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Stout, Causey & Horning, P.A., independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements and schedule of Safesite Records Management Corporation for the three years ended December 31, 1996, included in Iron Mountain's Registration Statement on Form S-4 (file no. 333-24635, effective date May 14, 1997), have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Concorde Group, Inc. and Neil Trucker Trust for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Fisher, Schacht & Oliver LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Data Securities International, Inc. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Records Retention/FileSafe, LP for the two years ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Abbott Stringham & Lynch, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of HIMSCORP, Inc. and Subsidiaries for the period February 1, 1995 to December 31, 1995 and for the year ended December 31, 1996, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Arcus Group, Inc. for the two years in the period ended December 31, 1996, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereof included therein, and are incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.


     The consolidated financial statements of Arcus Group, Inc. for the year ended December 31, 1994, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1997 and (ii) Current Report on Form 8-K dated March 30, 1998. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein (or in the Prospectus), or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 745 Atlantic Avenue, Boston, Massachusetts 02111, Attention: John F. Kenny, Jr., Executive Vice President and Chief Financial Officer.

                        INDEX TO FINANCIAL STATEMENTS





                                                          Page
                                                          ----
   Financial Statements of Iron Mountain Incorporated:
     Annual Consolidated Financial Statements .........   F-2
   Financial Statements of Completed Acquisitions:
     Arcus Technology Services, Inc. ..................   F-21
     HIMSCORP, Inc. and Subsidiaries ..................   F-37

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Iron Mountain Incorporated:


     We have audited the accompanying consolidated balance sheets of Iron Mountain Incorporated (a Delaware corporation) and its subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Mountain Incorporated and its subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.






                                                  ARTHUR ANDERSEN LLP


Boston, Massachusetts

February 20, 1998

                           IRON MOUNTAIN INCORPORATED
                          CONSOLIDATED BALANCE SHEETS

                                 (In thousands)




                                                                    December 31,
                                                             ---------------------------
                                                                 1996           1997
                                                             ------------   ------------
                                                ASSETS
Current Assets:
 Cash and cash equivalents ...............................    $   3,453      $  24,510
 Accounts receivable (less allowances of $1,061 and $1,929
   as of 1996 and 1997, respectively) ....................       24,136         40,545
 Receivable from insurance company .......................           --          5,410
 Deferred income taxes ...................................        3,378          5,896
 Prepaid expenses and other ..............................        3,821          5,566
                                                              ---------      ---------
    Total Current Assets .................................       34,788         81,927
Property, Plant and Equipment:
 Property, plant and equipment ...........................      163,495        245,174
 Less--Accumulated depreciation ..........................      (45,146)       (61,276)
                                                              ---------      ---------
    Net Property, Plant and Equipment ....................      118,349        183,898
Other Assets:
 Goodwill, net ...........................................      109,363        340,852
 Customer acquisition costs, net .........................        6,334          7,319
 Deferred financing costs, net ...........................        7,358         14,429
 Other ...................................................        5,607          8,361
                                                              ---------      ---------
    Total Other Assets ...................................      128,662        370,961
                                                              ---------      ---------
    Total Assets .........................................    $ 281,799      $ 636,786
                                                              =========      =========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Current portion of long-term debt .......................    $     396      $     520
 Note payable ............................................           --          3,000
 Accounts payable ........................................        3,750         11,022
 Accrued expenses ........................................       17,275         28,131
 Deferred income .........................................        4,995         11,931
 Other current liabilities ...............................          414          1,149
                                                              ---------      ---------
    Total Current Liabilities ............................       26,830         55,753
Long-term Debt, net of current portion ...................      184,337        424,498
Other Long-Term Liabilities ..............................        6,576          5,336
Deferred Rent ............................................        7,651          8,202
Deferred Income Taxes ....................................        4,021          5,264

Commitments and Contingencies (see Note 9)

Stockholders' Equity:
 Preferred stock .........................................           --             --
 Common stock ............................................          101            135
 Additional paid-in capital ..............................       62,135        151,971
 Accumulated deficit .....................................       (9,852)       (14,373)
                                                              ---------      ---------
    Total Stockholders' Equity ...........................       52,384        137,733
                                                              ---------      ---------
    Total Liabilities and Stockholders' Equity ...........    $ 281,799      $ 636,786
                                                              =========      =========



The accompanying notes are an integral part of these consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      (In thousands except per share data)



                                                                    Year Ended December 31,
                                                           -----------------------------------------
                                                               1995           1996           1997
                                                           ------------   ------------   -----------
Revenues:
 Storage ...............................................     $ 64,165       $ 85,826      $125,968
 Service and storage material sales ....................       40,271         52,892        82,797
                                                             --------       --------      --------
    Total Revenues .....................................      104,436        138,718       208,765
Operating Expenses:
 Cost of sales (excluding depreciation) ................       52,277         70,747       106,879
 Selling, general and administrative ...................       26,035         34,342        51,668
 Depreciation and amortization .........................       12,341         16,936        27,107
                                                             --------       --------      --------
    Total Operating Expenses ...........................       90,653        122,025       185,654
                                                             --------       --------      --------
Operating Income .......................................       13,783         16,693        23,111
Interest Expense .......................................       11,838         14,901        27,712
                                                             --------       --------      --------
    Income (Loss) Before Provision (Benefit) for
      Income Taxes .....................................        1,945          1,792        (4,601)
Provision (Benefit) for Income Taxes ...................        1,697          1,435           (80)
                                                             --------       --------      --------
    Income (Loss) Before Extraordinary Charge ..........          248            357        (4,521)
Extraordinary Charge from Early Retirement of Debt
 (Net of Tax Benefit of $1,413) ........................           --          2,126            --
                                                             --------       --------      --------
    Net Income (Loss) ..................................          248         (1,769)       (4,521)
Accretion of Redeemable Put Warrant ....................        2,107            280            --
                                                             --------       --------      --------
    Net Loss Applicable to Common Stockholders .........     $ (1,859)      $ (2,049)     $ (4,521)
                                                             ========       ========      ========
Income (Loss) per Common Share--Basic and Diluted
 (See Notes 5 and 6):
 Income (loss) before extraordinary charge .............     $ (48.92)      $   0.01      $  (0.39)
 Extraordinary charge (net of tax benefit) .............           --          (0.23)           --
                                                             --------       --------      --------
 Net Loss Applicable to Common Stockholders ............     $ (48.92)      $  (0.22)     $  (0.39)
                                                             ========       ========      ========
Weighted Average Common Shares Outstanding .............           38          9,274        11,448
                                                             ========       ========      ========


The accompanying notes are an integral part of these consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (In thousands except share data)





                                                                          Preferred Stock
                                      ---------------------------------------------------------------------------------------
                                            Series A1            Series A2             Series A3              Series C
                                      --------------------- -------------------- --------------------- ----------------------
                                         Shares     Amount     Shares    Amount     Shares     Amount      Shares     Amount
                                      ------------ -------- ----------- -------- ------------ -------- ------------- --------
Balance, December 31, 1994 ..........     50,000     $ 1      100,000     $ 1            --     $--        351,395     $ 3
Conversion of Series A1
 preferred stock to Series A3
 preferred stock ....................    (43,500)     (1)          --      --        43,500       1             --      --
Repurchase of preferred stock .......         --      --       (2,000)     --            --      --             --      --
Exercise of stock options ...........         --      --           --      --            --      --             --      --
Net income ..........................         --      --           --      --            --      --             --      --
Warrant accretion ...................         --      --           --      --            --      --             --      --
                                         -------     -----    -------     ----       ------     ----       -------     ----
Balance, December 31, 1995 ..........      6,500      --       98,000       1        43,500       1        351,395       3
Conversion of preferred stock
 to common stock--voting ............     (6,500)     --      (72,679)     (1)      (43,500)     (1)      (351,395)     (3)
Conversion of preferred stock
 to common stock--nonvoting                   --      --      (25,321)     --            --      --             --      --
Issuance of shares in initial
 public offering ....................         --      --           --      --            --      --             --      --
Exercise of stock options ...........         --      --           --      --            --      --             --      --
Issuance of shares for services .....         --      --           --      --            --      --             --      --
Conversion of common stock--
 nonvoting to common
 stock--voting ......................         --      --           --      --            --      --             --      --
Net loss ............................         --      --           --      --            --      --             --      --
Warrant accretion ...................         --      --           --      --            --      --             --      --
                                         -------     -----    -------     -----     -------     -----     --------     -----
Balance, December 31, 1996 ..........         --      --           --      --            --      --             --      --
Exercise of stock options ...........         --      --           --      --            --      --             --      --
Issuance of shares for services .....         --      --           --      --            --      --             --      --
Shares and options issued in
 connection with acquisitions,
 net of issuance costs ..............         --      --           --      --            --      --             --      --
Conversion of common stock--
 nonvoting to common
 stock--voting ......................         --      --           --      --            --      --             --      --
Net loss ............................         --      --           --      --            --      --             --      --
                                         -------     -----    -------     -----     -------     -----     --------     -----
Balance, December 31, 1997 ..........         --     $--           --     $--            --     $--             --     $--
                                         =======     =====    =======     =====     =======     =====     ========     =====



                                                                Common Stock
                                      -----------------------------------------------------------------
                                          Class A Voting            Voting              Nonvoting         Additional
                                      --------------------- --------------------- ---------------------     Paid-in
                                         Shares     Amount     Shares     Amount     Shares     Amount      Capital
                                      ------------ -------- ------------ -------- ------------ -------- --------------
Balance, December 31, 1994 ..........     28,912      $--           --     $ --           --     $--       $28,808
Conversion of Series A1
 preferred stock to Series A3
 preferred stock ....................         --       --           --       --           --      --            --
Repurchase of preferred stock .......         --       --           --       --           --      --          (199)
Exercise of stock options ...........     15,976       --           --       --           --      --           200
Net income ..........................         --       --           --       --           --      --            --
Warrant accretion ...................         --       --           --       --           --      --            --
                                          ------      ---           --     ----           --     ----      -------
Balance, December 31, 1995 ..........     44,888       --           --       --           --      --        28,809
Conversion of preferred stock
 to common stock--voting ............    (44,888)      --    7,277,141       73           --      --           (68)
Conversion of preferred stock
 to common stock--nonvoting                   --       --           --       --      500,000       5            (5)
Issuance of shares in initial
 public offering ....................         --       --    2,350,000       23           --      --        33,262
Exercise of stock options ...........         --       --        6,896       --           --      --           118
Issuance of shares for services .....         --       --          915       --           --      --            19
Conversion of common stock--
 nonvoting to common
 stock--voting ......................         --       --       22,705       --      (22,705)     --            --
Net loss ............................         --       --           --       --           --      --            --
Warrant accretion ...................         --       --           --       --           --      --            --
                                         -------      ---    ---------     ----      -------     ----      ---------
Balance, December 31, 1996 ..........         --       --    9,657,657       96      477,295       5        62,135
Exercise of stock options ...........         --       --       82,438        1           --      --         1,532
Issuance of shares for services .....         --       --        1,834       --           --      --            52
Shares and options issued in
 connection with acquisitions,
 net of issuance costs ..............         --       --    3,234,227       33           --      --        88,252
Conversion of common stock--
 nonvoting to common
 stock--voting ......................         --       --      477,295        5     (477,295)     (5)           --
Net loss ............................         --       --           --       --           --      --            --
                                         -------      ---    ---------     ----     --------     -----     ---------
Balance, December 31, 1997 ..........         --      $--   13,453,451     $135           --     $--       $151,971
                                         =======      ===   ==========     ====     ========     =====     =========



                                                         Total
                                       Accumulated   Stockholders'
                                         Deficit        Equity
                                      ------------- --------------
Balance, December 31, 1994 ..........   $  (5,944)     $ 22,869
Conversion of Series A1
 preferred stock to Series A3
 preferred stock ....................          --            --
Repurchase of preferred stock .......          --          (199)
Exercise of stock options ...........          --           200
Net income ..........................         248           248
Warrant accretion ...................      (2,107)       (2,107)
                                        ---------      --------
Balance, December 31, 1995 ..........      (7,803)       21,011
Conversion of preferred stock
 to common stock--voting ............          --            --
Conversion of preferred stock
 to common stock--nonvoting                    --            --
Issuance of shares in initial
 public offering ....................          --        33,285
Exercise of stock options ...........          --           118
Issuance of shares for services .....          --            19
Conversion of common stock--
 nonvoting to common
 stock--voting ......................          --            --
Net loss ............................      (1,769)       (1,769)
Warrant accretion ...................        (280)         (280)
                                        ---------      --------
Balance, December 31, 1996 ..........      (9,852)       52,384
Exercise of stock options ...........          --         1,533
Issuance of shares for services .....          --            52
Shares and options issued in
 connection with acquisitions,
 net of issuance costs ..............          --        88,285
Conversion of common stock--
 nonvoting to common
 stock--voting ......................          --            --
Net loss ............................      (4,521)       (4,521)
                                        ---------      --------
Balance, December 31, 1997 ..........   $ (14,373)     $137,733
                                        =========      ========



The accompanying notes are an integral part of these consolidated financial statements.

                           IRON MOUNTAIN INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      (In thousands except per share data)




                                                                          Year Ended December 31,
                                                                 -----------------------------------------
                                                                     1995          1996           1997
                                                                 -----------   ------------   ------------
Cash Flows from Operating Activities:
 Net income (loss) ...........................................    $     248     $   (1,769)    $   (4,521)
 Adjustments to reconcile net income (loss) to cash
    flows provided by operating activities:
  Depreciation and amortization ..............................       12,341         16,936         27,107
  Amortization of financing costs ............................        1,135            857          1,095
  Provision for doubtful accounts ............................          630            639            874
  Extraordinary loss on early retirement of debt .............           --          3,539             --
  Loss on sale of fixed assets ...............................          400             --             --
  Income tax benefit from exercise of stock options ..........           --             --            747
  Expenditures covered by insurance ..........................           --             --         (6,324)
  Proceeds from insurance company ............................           --             --          4,000
  Other, net .................................................           --             --             52
Changes in Assets and Liabilities (exclusive of acquisitions):
  Accounts receivable ........................................       (3,171)        (4,395)        (4,433)
  Inventory, prepaid expenses and other assets ...............         (739)          (878)          (625)
  Deferred income taxes ......................................        1,179           (973)           443
  Accounts payable ...........................................          265         (1,278)         4,653
  Accrued expenses ...........................................        4,252          3,642         (1,115)
  Other long-term liabilities ................................         (527)          (193)        (1,240)
  Deferred rent ..............................................         (110)          (332)           551
  Deferred income ............................................         (301)           161            671
  Other liabilities ..........................................          125            (56)           485
                                                                  ---------     ----------     ----------
   Cash Flows Provided by Operating Activities ...............       15,727         15,900         22,420
                                                                  ---------     ----------     ----------
Cash Flows from Investing Activities:
 Capital expenditures ........................................      (15,253)       (24,446)       (38,320)
 Additions to customer acquisition costs .....................       (1,379)        (1,642)        (1,635)
 Cash paid for acquisitions ..................................      (33,048)       (68,496)      (192,230)
 Proceeds from sale of assets ................................           73             --             --
 Other, net ..................................................           71            (25)          (333)
                                                                  ---------     ----------     ----------
   Cash Flows Used in Investing Activities ...................      (49,536)       (94,609)      (232,518)
                                                                  ---------     ----------     ----------
Cash Flows from Financing Activities:
 Repayment of debt ...........................................         (812)      (171,730)      (178,181)
 Net proceeds from borrowings ................................       36,350         69,570        167,850
 Net proceeds from sale of senior subordinated notes .........           --        160,050        242,640
 Net proceeds from initial public offering ...................           --         33,285             --
 Retirement of redeemable put warrant ........................           --         (6,612)            --
 Prepayment penalties on early retirement of debt ............           --         (1,785)            --
 Exercise of stock options ...................................          200             66            786
 Repurchase of stock .........................................         (199)            --             --
 Financing costs .............................................       (1,448)        (2,267)        (1,291)
 Stock issuance costs ........................................           --             --           (649)
                                                                  ---------     ----------     ----------
   Cash Flows Provided by Financing Activities ...............       34,091         80,577        231,155
                                                                  ---------     ----------     ----------
Increase in Cash and Cash Equivalents ........................          282          1,868         21,057
Cash and Cash Equivalents, Beginning of Year .................        1,303          1,585          3,453
                                                                  ---------     ----------     ----------
Cash and Cash Equivalents, End of Year .......................    $   1,585     $    3,453     $   24,510
                                                                  =========     ==========     ==========
Supplemental Information:
Cash Paid for Interest .......................................    $   9,111     $   11,590     $   22,440
                                                                  =========     ==========     ==========
Cash Paid for Income Taxes ...................................    $   1,177     $      197     $    1,306
                                                                  =========     ==========     ==========


       The accompanying notes are an integral part of these consolidated financial statements.

                          IRON MOUNTAIN INCORPORATED


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1997
                        (In thousands except share data)

1. Nature of Business


     The accompanying financial statements represent the consolidated accounts of Iron Mountain Incorporated and its subsidiaries (collectively "Iron Mountain" or the "Company"). Iron Mountain is a full-service records management company providing storage and related services for all media in various locations throughout the United States to Fortune 500 companies and numerous legal, banking, health care, accounting, insurance, entertainment and government organizations.



2. Summary of Significant Accounting Policies

     a. Principles of Consolidation


     The accompanying financial statements reflect the financial position and results of operations of Iron Mountain on a consolidated basis. All significant intercompany account balances have been eliminated.


     b. Use of Estimates


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     c. Cash and Cash Equivalents


     The Company defines cash and cash equivalents to include cash on hand and cash invested in short-term securities which have original maturities of less than 90 days. Cash and cash equivalents are carried at cost, which approximates fair market value.


     d. Property, Plant and Equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method with the following useful lives:


      Buildings ..............................   40 to 50 years
      Leasehold improvements .................   8 to 10 years or the life of the
                                                 lease, whichever is shorter
      Racking ................................   10 to 20 years
      Warehouse equipment/vehicles ...........   5 to 10 years
      Furniture and fixtures .................   3 to 5 years
      Computer hardware and software .........   3 years

     Property, plant and equipment consist of the following:

                                                      December 31,
                                                 -----------------------
                                                    1996         1997
                                                 ----------   ----------
      Land and buildings .....................    $ 38,552     $ 67,870
      Leasehold improvements .................      14,918       19,583
      Racking ................................      72,854       94,960
      Warehouse equipment/vehicles ...........       7,730       12,290
      Furniture and fixtures .................       3,839        4,875
      Computer hardware and software .........      19,786       29,913
      Construction in progress ...............       5,816       15,683
                                                  --------     --------
                                                  $163,495     $245,174
                                                  ========     ========

                          IRON MOUNTAIN INCORPORATED

2. Summary of Significant Accounting Policies (continued)

     The Company develops various software applications for internal use. Payroll and related costs for employees who are directly associated with and who devote time to the development and conversion of internal-use computer software projects (to the extent of the time spent directly on the project) are capitalized and amortized over the useful life of the software. Capitalization begins when the design stage of the application has been completed, it is probable that the project will be completed and the application will be used to perform the function intended. Amortization begins when the software is placed in service.

     Minor maintenance costs are expensed as incurred. Major improvements to the leased buildings are capitalized as leasehold improvements and depreciated as described above.

     e. Goodwill


     Goodwill reflects the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Goodwill is amortized using the straight-line method from the date of acquisition over the expected period to be benefited, currently estimated at 25 to 30 years. The Company assesses the recoverability of goodwill, as well as other long-lived assets based upon expectations of future undiscounted cash flows in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Accumulated amortization of goodwill was $18,858 and $26,931 as of December 31, 1996 and 1997, respectively. In 1995, the Company recorded a $900 impairment of goodwill related to one of its subsidiaries.


     f. Customer Acquisition Costs


     Costs, net of revenues received for the initial transfer of the records, related to the acquisition of large volume accounts are capitalized and amortized for an appropriate period not exceeding 12 years, unless the customer terminates its relationship with the Company, at which time the unamortized cost is charged to expense. However, in the event of such termination, the Company collects and records as income permanent removal fees that generally equal or exceed the amount of unamortized customer acquisition costs. As of December 31, 1996 and 1997, those costs were $8,134 and $9,769, respectively, and accumulated amortization of those costs were $1,800 and $2,450, respectively.


     g. Deferred Financing Costs



     Deferred financing costs are amortized over the life of the related debt using the effective interest rate method. If debt is retired early, unamortized deferred financing costs are written off as an extraordinary charge in the period the debt is retired. As of December 31, 1996 and 1997, deferred financing costs were $7,998 and $16,163, respectively, and accumulated amortization of those costs were $640 and $1,734, respectively.



     h. Accrued Expenses


     Accrued expenses consist of the following:

                                          December 31,
                                      ---------------------
                                         1996        1997
                                      ---------   ---------
   Incentive compensation .........    $ 2,287     $ 3,932
   Interest .......................      4,247       8,427
   Workers' compensation ..........      2,949       3,022
   Payroll and vacation ...........      2,642       3,432
   Restructuring costs ............      1,340       5,443
   Other ..........................      3,810       3,875
                                       -------     -------
                                       $17,275     $28,131
                                       =======     =======

                          IRON MOUNTAIN INCORPORATED

2. Summary of Significant Accounting Policies (continued)


     i. Revenues

     The Company's revenues consist of storage revenues and service and storage material sales revenues. Storage revenues consist of periodic charges related to the storage of materials (either on a per unit or per cubic foot of records basis). In certain circumstances, based upon customer requirements, storage revenues include periodic charges associated with normal, recurring service activities. Service and storage material sales revenues are comprised of charges for related service activities and the sale of storage materials. In certain circumstances, storage material sales are recorded net of product costs when the Company functions as a sales representative of the product manufacturer and does not receive or take title to the products. Customers are generally billed on a monthly basis on contractually agreed-upon terms.


     Storage and service revenues are recognized in the month the respective service is provided. Storage material sales are recognized when shipped to the customer. Amounts related to future storage for customers where storage fees are billed in advance are accounted for as deferred income and amortized over the applicable period.

     j. Deferred Rent

     The Company has entered into various leases for buildings used in the storage of records. Certain leases have fixed escalation clauses or other features which require normalization of the rental expense over the life of the lease resulting in deferred rent being reflected in the accompanying balance sheets. In addition, the Company has assumed various unfavorable leases in connection with certain of its acquisitions. The discounted present value of these lease obligations in excess of market rate at the date of the acquisition was recorded as a deferred rent liability and is being amortized over the remaining lives of the respective leases.

     k. Stock-Based Compensation

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company has elected to continue to account for stock options at intrinsic value with disclosure of the effects of fair value accounting on net income (loss) and earnings (loss) per share on a pro forma basis.

     l. Interest Rate Caps


     Premiums paid for interest rate cap agreements are amortized to interest expense over the terms of the cap. Unamortized premiums are included in other assets in the accompanying consolidated balance sheets. Amounts receivable, if any, under cap agreements are accounted for as a reduction of interest expense.



     m. Income (Loss) Per Common Share


     During 1997, the Company adopted SFAS No. 128, Earnings Per Share, and restated its net income (loss) per share for the years ended 1995 and 1996 (see
Note 6).


     n. Reclassifications


     Certain reclassifications have been made to the 1995 and 1996 financial statements to conform to the 1997 presentation.

                          IRON MOUNTAIN INCORPORATED

3. Debt

     Long-term debt consists of the following:



                                                                          December 31,
                                                                   --------------------------
                                                                       1996          1997
                                                                   -----------   ------------
   Revolving Credit Facility .....................................  $  9,000       $     --
   10-1/8% Senior Subordinated Notes due 2006 (the "1996 Notes")..   165,000        165,000
   8-3/4% Senior Subordinated Notes due 2009 (the "1997 Notes") ..        --        249,525
   Real Estate Mortgages .........................................    10,733         10,312
   Other .........................................................        --            181
                                                                    --------       --------
    Long-term debt ...............................................   184,733        425,018
    Less current portion .........................................      (396)          (520)
                                                                    --------       --------
    Long-term debt, net of current portion .......................  $184,337       $424,498
                                                                    ========       ========


     a. Revolving Credit Facility

     On September 30, 1996, Iron Mountain entered into a $100 million revolving credit facility (the "Credit Agreement"), which was scheduled to mature on September 30, 2001. On March 3, 1997, the Credit Agreement was increased to $150 million. On September 26, 1997, the Credit Agreement was increased to $250 million and the maturity date was extended to September 26, 2002. Both the March 3, 1997 and September 26, 1997 amendments restated, among other terms, interest rates, commitment fees and financial covenants. At December 31, 1997, there were no outstanding borrowings under the Credit Agreement.

     The Credit Agreement specifies certain minimum or maximum relationships between operating cash flows (earnings before interest, taxes, depreciation, amortization and extraordinary charges) and interest, total debt and fixed charges. There are restrictions on dividends declared by the Company, sales or pledging of assets, capital expenditures and changes in business and ownership; cash dividends are effectively prohibited. As of December 31, 1997, the Company was in compliance with all of its debt covenants. Loans under the Credit Agreement are secured by the capital stock of all of the Company's subsidiaries.

     The interest rate on loans under the Credit Agreement varies, at the Company's option, on a choice of base rates plus an applicable margin. The applicable margin varies depending on the base rate selected and certain debt ratios. The timing of interest payments also varies with the base rate selected.

     Under the Credit Agreement, the Company is required to maintain an interest rate protection program. Pursuant to this requirement, the Company has only limited involvement with derivative financial instruments and does not use them for trading purposes.

     Interest rate cap agreements are used to reduce the potential impact of increases in interest rates on floating rate long-term debt. At December 31, 1996, the Company was a party to three interest rate cap agreements, each covering a notional amount of $10,000. One agreement expired on August 12, 1997 and the other two agreements expire on March 24, 1998. The agreements entitle the Company to receive from counterparties, on a quarterly basis, certain payments if the three month LIBOR rate exceeds 7.5%.

     The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate cap agreements but has no off balance sheet risk of accounting loss.

     b. 1996 Notes

     On October 1, 1996, the Company issued $165 million of 10-1/8% Senior Subordinated Notes due 2006. Interest on the 1996 Notes is payable semiannually on April 1 and October 1. Payments commenced on April 1, 1997. The net proceeds were $160.1 million after underwriting discounts and commissions. The proceeds were used to repay

                          IRON MOUNTAIN INCORPORATED

3. Debt (continued)

outstanding bank debt under the Credit Agreement and certain other indebtedness, to fund the purchase price of an acquisition and for general corporate purposes. In connection with the prepayment of such indebtedness, the Company incurred an extraordinary charge of $3,539, not including related tax benefit of $1,413, during the fourth quarter of 1996. The charge consists of a prepayment penalty, the write-off of deferred financing costs, original issue discount and loss on termination of interest rate protection agreements.

     The 1996 Notes contain covenants and restrictions similar to, or less restrictive than, the Credit Agreement. During the first 36 months after the date of issuance of the 1996 Notes, and subject to certain restrictions, the Company may, with the net proceeds of one or more Qualified Equity Offerings, as defined, redeem up to 35% of the 1996 Notes at a redemption price of 109.125% of their initial principal amount. After September 30, 2001, and subject to certain restrictions, the Company may, at its option, redeem any or all of the 1996 Notes at face value, plus a premium ranging from approximately 2% to 5% through September 30, 2004. Thereafter, the 1996 Notes may be redeemed at face value. Additionally, under certain circumstances, including a change of control or following certain asset sales, the holders of the 1996 Notes may require the Company to repurchase the 1996 Notes.

     c. 1997 Notes

     On October 24, 1997, the Company issued $250 million of 8-3/4% Senior Subordinated Notes due 2009. Interest on the 1997 Notes is payable semiannually on March 31 and September 30, with payments commencing on March 31, 1998. The net proceeds were $242.6 million after an original issue discount of $485 and underwriting discounts and commissions. The proceeds were used to repay outstanding bank debt and to fund the purchase prices of two acquisitions.

     Prior to September 30, 2002, and subsequent to certain restrictions, the Company may, at its option, redeem any or all of the 1997 Notes at a make-whole price, as defined. On or after September 30, 2002, and subject to certain restrictions, the Company may, at its option, redeem any or all of the 1997 Notes at face value, plus a premium of up to approximately 4% through September 30, 2005. Thereafter, the 1997 Notes may be redeemed at face value. Also, any time through October 23, 2000, the Company may redeem a portion of the 1997 Notes, subject to restrictions, with the net proceeds of one or more qualified equity offerings, as defined, at a redemption price of 108.75% of the principal amount of such 1997 Notes. Additionally, under certain circumstances, including a change of control or following certain asset sales, the holders of the 1997 Notes may require the Company to repurchase the 1997 Notes.

     The 1996 and 1997 Notes are fully and unconditionally guaranteed, on a joint and several basis, on a senior subordinated basis, by all of the Company's direct and indirect subsidiaries (the "Subsidiary Guarantors"). The Company is a holding company, substantially all of the assets of which are the stock of the Subsidiary Guarantors, and substantially all of the operations of which are conducted by the Subsidiary Guarantors. Accordingly, the aggregate assets, liabilities, earnings and equity of the Subsidiary Guarantors are substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis. Management of the Company believes that separate financial statements of, and other disclosures with respect to, the Subsidiary Guarantors are not meaningful or material to investors.

     d. Other

     The real estate mortgages consist of an $8,037, 10 year, 11% mortgage based on 30 year amortization with a $7,495 balloon payment due October 2000 and a $3,000, 8% note that is payable in various installments commencing in 1997 and maturing in November 2006.

                          IRON MOUNTAIN INCORPORATED

3. Debt (continued)

     Maturities of long-term debt are as follows:


Year                          Amount
--------------------------- ----------
      1998 ................  $    520
      1999 ................       430
      2000 ................     7,796
      2001 ................       301
      2002 ................       301
      Thereafter ..........   415,670
                             --------
                             $425,018
                             ========

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the Company has estimated the following fair values for its long-term debt as of December 31:



                                                          1996                       1997
                                                ------------------------   ------------------------
                                                 Carrying        Fair       Carrying        Fair
                                                  Amount        Value        Amount        Value
                                                ----------   -----------   ----------   -----------
   10-1/8% Senior Subordinated Notes ........    $165,000     $173,602      $165,000     $179,850
   8-3/4% Senior Subordinated Notes .........          --           --       249,525      255,000
   Real estate mortgages ....................      10,733       11,329        10,312       11,322


4. Acquisitions


     The Company purchased substantially all of the assets and assumed certain liabilities of four, 16 and 18 records management businesses during 1995, 1996 and 1997, respectively. Each of these acquisitions was accounted for using the purchase method of accounting, and accordingly, the results of operations for each acquisition have been included in the consolidated results of the Company from the respective acquisition dates. The excess of the purchase price over the underlying fair value of the assets and liabilities of each acquisition has been assigned to goodwill and is being amortized over the estimated benefit period of 25 to 30 years. Funds used to finance the various acquisitions were provided through the Company's Credit Agreement, a portion of the net proceeds from the initial public offering of its common stock (the "Initial Public Offering") and the issuance of the 1996 Notes and the 1997 Notes.

     A summary of the cash consideration (not including contingent payments of approximately $5,875, based on the achievement of certain revenue targets) and allocation of the purchase price as of the acquisition dates are as follows:




                                                         1995         1996          1997
                                                      ----------   ----------   -----------
   Cash Paid ......................................    $ 33,048     $ 68,496     $ 192,230
   Fair Value of Common Stock Issued ..............          --           --        85,863
   Fair Value of Options Issued ...................          --           --         3,071
                                                       --------     --------     ---------
       Total Consideration ........................      33,048       68,496       281,164
                                                       --------     --------     ---------
   Fair Value of Assets Acquired ..................      15,232       19,476        68,774
   Liabilities Assumed ............................      (8,238)      (4,874)      (26,932)
                                                       --------     --------     ---------
       Fair Value of Net Assets Acquired ..........       6,994       14,602        41,842
                                                       --------     --------     ---------
   Recorded Goodwill ..............................    $ 26,054     $ 53,894     $ 239,322
                                                       ========     ========     =========

                          IRON MOUNTAIN INCORPORATED

4. Acquisitions (continued)

     The following unaudited pro forma combined information shows the results of the Company's operations for the years ended December 31, 1996 and 1997 as though each of the acquisitions completed during 1996 and 1997 had occurred as of the beginning of the period reported:


                                                                 1996           1997
                                                            -------------   -----------
   Revenues .............................................     $ 228,961      $264,276
                                                              =========      ========
   Loss Before Extraordinary Charge .....................     $  (8,634)     $ (6,981)
   Extraordinary Charge (Net of Tax Benefit) ............        (2,126)           --
                                                              ---------      --------
   Net Loss Applicable to Common Stockholders ...........     $ (10,760)     $ (6,981)
                                                              =========      ========
   Loss per Common Share--Basic and Diluted:
    Loss before extraordinary charge ....................     $   (0.69)     $  (0.52)
    Extraordinary charge (net of tax benefit) ...........         (0.17)           --
                                                              ---------      --------
    Net loss applicable to common stockholders ..........     $   (0.86)     $  (0.52)
                                                              =========      ========


     The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of the period reported or the results that may occur in the future. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs which may occur as a result of the integration and consolidation of the companies. Certain acquisitions completed in 1996 and 1997 are not included in the pro forma results as their effect was immaterial.

     In connection with the acquisitions completed in 1996 and 1997, the Company has undertaken certain restructurings of the acquired businesses, which have been, or will be, completed within one year from the date of acquisition. The restructuring activities include certain reductions in staffing levels, elimination of duplicate facilities, move costs and other costs associated with exiting certain activities of the acquired businesses. In connection with these restructuring activities, the Company established reserves of $1,883 and $6,266 in 1996 and 1997, respectively. These amounts were recorded as costs of the acquisitions and were provided in accordance with Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." During 1996 and 1997, the Company expended $602 and $2,163, respectively, for restructuring costs. These expenditures consisted primarily of severance costs, move costs and costs relating to exited facilities. As of December 31, 1997, the Company had a total of $5,443 accrued for restructuring costs on all of its acquisitions.


5. Capital Stock, Redeemable Put Warrant and Stock Options


     a. Capital Stock


     On February 6, 1996, the Company completed the Initial Public Offering. Pursuant to the Initial Public Offering, the Company issued 2,350,000 shares of common stock--voting.


     In connection with the Initial Public Offering, the Board of Directors approved, and the shareholders ratified, a recapitalization and the designation of three new classes of stock as follows:



                                                        Authorized
Class                                                     Shares
---------------------------------------------------   -------------
   Preferred stock, $.01 par value.................     2,000,000
   Common stock--voting, $.01 par value............    13,000,000
   Common stock--nonvoting, $.01 par value.........     1,000,000

                          IRON MOUNTAIN INCORPORATED

5. Capital Stock, Redeemable Put Warrant and Stock Options (continued)


     Upon consummation of the Initial Public Offering, all shares of capital stock were automatically converted into shares of common stock--voting and, in the case of one stockholder, common stock--nonvoting. The number of common shares received upon conversion were as follows:



                                                              Common
                                                     -------------------------
                                        Preferred       Voting       Nonvoting
                                       -----------   ------------   ----------
   Series A1 and Series A3 .........      50,000        987,314           --
   Series A2 .......................      98,000      1,435,146      500,000
   Series C ........................     351,395      4,809,793           --



     On March 3, 1997, the Board of Directors approved, and the shareholders ratified, an increase in the number of authorized shares of common stock--voting, $.01 par value, from 13,000,000 shares to 20,000,000 shares.


     The following table summarizes the number of shares authorized, issued and outstanding for each issue of the Company's capital stock as of December 31:


                                                                 Number of Shares
                                               ----------------------------------------------------
                                                      Authorized           Issued and Outstanding
                                               ------------------------- --------------------------
                                        Par
             Equity Type               Value       1996         1997         1996          1997
------------------------------------ --------- ------------ ------------ ------------ -------------
   Preferred stock .................   $ .01     2,000,000    2,000,000          --            --
   Common stock--voting ............   $ .01    13,000,000   20,000,000   9,657,657    13,453,451
   Common stock--nonvoting .........   $ .01     1,000,000    1,000,000     477,295            --



     In 1995, the Company declared a 15.4215-for-1 stock split of the Class A and Class B common stock in the form of a stock dividend. All weighted average common share and stock-related data in the consolidated financial statements have been retroactively restated to reflect the stock split.



     b. Redeemable Put Warrant

     In connection with the issuance of certain debt, the Company also issued a put warrant, dated December 14, 1990 (the "Warrant"), exercisable for 444,385 shares of common stock for nominal consideration upon the occurrence of certain specified events. On February 7, 1996, in connection with the Initial Public Offering, the Warrant was redeemed for $6,612. This Warrant was accreted each year using the effective interest rate method based on the Warrant's estimated redemption value at its estimated redemption date of February 15, 1996.


     c. Stock Options


     In September 1991, the Company created a nonqualified stock option plan pursuant to which up to 444,385 shares of Class A common stock of the Company could be issued at the discretion of the Stock Option Committee to key employees, consultants and directors.

     Effective November 30, 1995, the Board of Directors approved the adoption of the 1995 Stock Incentive Plan (the "Stock Option Plan"), which replaced the previous stock option plan. A total of 1,000,000 shares of common stock were available for grant as options and other rights under the Stock Option Plan, including the options issued under the 1991 plan. On March 3, 1997, the number of shares of common stock available for grant as options under the Stock Option Plan increased to 1,400,000.

     Effective December 21, 1995, the Board of Directors approved the 1995 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Plan") that permitted non-employee directors to elect to receive all or a portion of their compensation in the form of common stock. Directors electing to receive common stock received, as an incentive, an amount of stock equivalent to 110% of the director's compensation otherwise due to be paid in cash. During 1997, the Company issued 1,484 shares under the Non-Employee Director Plan. On June 30, 1997, the Non-Employee Director Plan was terminated.

                          IRON MOUNTAIN INCORPORATED

5. Capital Stock, Redeemable Put Warrant and Stock Options (continued)

     During 1997, the Company issued options to employees of acquired companies to purchase 145,919 shares of the Company's common stock. The options replaced options held by the employee for the acquired company's common stock. The options were accounted for as additional purchase price based on the fair value of the options when issued.

     The following is a summary of stock option transactions, including those issued to employees of acquired companies, during the applicable periods:


                                                                      Weighted Average
                                                         Options       Exercise Price
                                                      ------------   -----------------
   Options outstanding, December 31, 1994 .........      261,484          $  6.89
    Granted .......................................       97,018            12.58
    Exercised .....................................      (15,976)           12.58
    Canceled ......................................       (8,219)           11.21
                                                         -------
   Options outstanding, December 31, 1995 .........      334,307             8.16
    Granted .......................................      453,854            16.49
    Exercised .....................................       (6,896)            9.58
    Canceled ......................................      (18,404)           11.76
                                                         -------
   Options outstanding, December 31, 1996 .........      762,861            13.02
    Granted .......................................      469,113            25.51
    Exercised .....................................      (83,807)            9.89
    Canceled ......................................      (30,802)           22.10
                                                         -------
   Options outstanding, December 31, 1997 .........    1,117,365            18.25
                                                       =========



     The stock options were granted with exercise prices equal to or greater than the fair market value at the date of grant. The majority of options become exercisable ratably over a period of five years unless the holder terminates employment. The number of options available for grant at December 31, 1997 was 145,214.

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to account for stock options issued to employees at intrinsic value with disclosure of fair value accounting on net income (loss) and earnings
(loss) per share on a pro forma basis. Had the Company elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net loss applicable to common stockholders and net loss per common share would have been increased to the pro forma amounts indicated in the table below:




                                                                                  Year Ended December 31,
                                                                         ------------------------------------------
                                                                             1995           1996           1997
                                                                         ------------   ------------   ------------
   Net loss applicable to common stockholders, as reported ...........     $ (1,859)      $ (2,049)      $ (4,521)
   Net loss applicable to common stockholders, pro forma .............       (1,978)        (2,614)        (5,411)
   Net loss per common share--basic and diluted, as reported .........       (48.92)         (0.22)         (0.39)
   Net loss per common share--basic and diluted, pro forma ...........       (52.05)         (0.28)         (0.47)


     The weighted average fair value of options granted in 1995, 1996 and 1997 was $5.22, $7.38 and $16.59 per share, respectively. The values were estimated on the date of grant using the Black-Scholes option pricing model. The following table summarizes the weighted average assumptions used for grants in the year ended December 31:




                Assumption                    1995        1996       1997
----------------------------------------- ----------- ----------- ----------
   Expected volatility ..................  24.2%       24.2%       29.2%
   Risk-free interest rate ..............   7.51        6.34        5.91
   Expected dividend yield ..............    N/A         N/A         N/A
   Expected life of the option .......... 6.3 years   7.5 years   7.0 years

                          IRON MOUNTAIN INCORPORATED

5. Capital Stock, Redeemable Put Warrant and Stock Options (continued)

     The following table summarizes additional information regarding options outstanding and exercisable at December 31, 1997:


                                         Outstanding                               Exercisable
                          ------------------------------------------ ---------------------------------------
                                            Weighted                                 Weighted
                                             Average       Weighted                   Average       Weighted
                                            Remaining       Average                  Remaining      Average
         Range of                       Contractual Life   Exercise              Contractual Life   Exercise
     Exercise Prices         Number        (in Years)        Price     Number       (in Years)       Price
------------------------- ------------ ------------------ ---------- ---------- ------------------ ---------
$1.12 to $1.31...........     25,970           4.00        $  1.30      9,420           4.00        $ 1.30
$6.48 to $7.05...........    219,233           4.00           6.49    219,233           4.00          6.49
$9.95 to $13.65..........    111,348           6.77          12.49     60,815           6.44         12.29
$15.38 to $16.13.........    405,844           8.22          15.50     77,835           8.22         15.50
$25.75 to $30.38.........     54,676           6.83          21.99      5,766           6.25         21.50
$31.44 to $36.50.........    300,294           9.59          32.22         --            --             --
                             -------           ----        -------    -------           ----        ------
                           1,117,365           7.60        $ 18.25    373,069           5.30        $ 9.42
                           =========           ====        =======    =======           ====        ======


6. Income (Loss) Per Common Share--Basic and Diluted

     In accordance with SFAS No. 128, basic income (loss) per common share is calculated by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding. The calculation of diluted income (loss) per share is consistent with that of basic income (loss) per share but gives effect to all dilutive potential common shares (that is, securities such as options, warrants or convertible securities) that were outstanding during the period, unless the effect is antidilutive.

     Income (loss) per common share--basic and diluted has been calculated as follows:



                                                                              1995          1996          1997
                                                                          -----------   -----------   ------------
   Income (loss) before extraordinary charge ..........................    $    248      $    357       $ (4,521)
   Accretion of redeemable put warrant ................................      (2,107)         (280)            --
                                                                           --------      --------       --------
   Income (loss) applicable to common stockholders, before
    extraordinary charge ..............................................      (1,859)           77         (4,521)
   Extraordinary charge (net of tax benefit) ..........................          --        (2,126)            --
                                                                           --------      --------       --------
   Net loss applicable to common stockholders .........................    $ (1,859)     $ (2,049)      $ (4,521)
                                                                           ========      ========       ========
   Weighted average common shares outstanding (in thousands) ..........          38         9,274         11,448
                                                                           ========      ========       ========
   Income (loss) per common share--basic and diluted:
    Income (loss) before extraordinary charge .........................    $ (48.92)     $   0.01       $  (0.39)
    Extraordinary charge (net of tax benefit) .........................          --         (0.23)            --
                                                                           --------      --------       --------
    Net loss applicable to common stockholders ........................    $ (48.92)     $  (0.22)      $  (0.39)
                                                                           ========      ========       ========


     The effect of adopting SFAS No. 128 on previously reported loss per share data was as follows:



                                                                                1995          1996
                                                                            -----------   -----------
   Primary and fully diluted net loss per share (as previously reported)     $  (0.24)      $ (0.20)
   Effect of SFAS No. 128 ...............................................      (48.68)        (0.02)
                                                                             --------       -------
   Net loss per common share--basic and diluted .........................    $ (48.92)      $ (0.22)
                                                                             ========       =======

                          IRON MOUNTAIN INCORPORATED

6. Income (Loss) Per Common Share--Basic and Diluted (continued)

     The following potential common shares have been excluded from the above calculations because their effects are antidilutive:



                                                                              1995          1996          1997
                                                                          ------------   ----------   ------------
   Shares of Convertible Preferred Stock ..............................      499,395           --             --
   Shares of Common Stock Subject to Outstanding Options ..............      334,337      762,861      1,117,365
   Shares of Common Stock Underlying Outstanding Put Warrant ..........      444,385           --             --
                                                                             -------      -------      ---------
                                                                           1,278,117      762,861      1,117,365
                                                                           =========      =======      =========



     Subsequent to year end, the Company issued 1,438,012 shares of common stock and approximately 590,000 options in connection with an acquisition (see
Note 13).



7. Income Taxes


     The Company accounts for income taxes in accordance with SFAS No. 109, which requires the recognition of deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax and financial reporting bases of assets and liabilities.


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                                                                              December 31,
                                                                                        -------------------------
                                                                                            1996          1997
                                                                                        -----------   -----------
   Accrued liabilities ..............................................................    $   1,757     $   4,726
   Deferred rent ....................................................................        3,056         3,411
   Net operating loss carryforwards .................................................        4,751         7,360
   AMT credit .......................................................................          587           587
   Other ............................................................................        1,719         2,317
                                                                                         ---------     ---------
     Gross deferred tax assets ......................................................       11,870        18,401
                                                                                         ---------     ---------
   Other assets principally due to differences in amortization ......................       (2,150)       (2,693)
   Plant and equipment, principally due to differences in depreciation ..............       (7,039)      (11,217)
   Customer acquisition costs .......................................................       (2,337)       (3,859)
                                                                                         ---------     ---------
     Gross deferred tax liabilities .................................................      (11,526)      (17,769)
                                                                                         ---------     ---------
      Net deferred tax asset ........................................................    $     344     $     632
                                                                                         =========     =========


     The Company and its subsidiaries file a consolidated federal income tax return. The provision (benefit) for income tax consists of the following components:



                                                                                     Year Ended December 31,
                                                                               -----------------------------------
                                                                                  1995         1996         1997
                                                                               ---------   -----------   ---------
   Federal--current ........................................................    $  422      $    958      $   --
   Federal--deferred .......................................................       837            57        (459)
   State--current ..........................................................        96         1,450         399
   State--deferred .........................................................       342        (1,030)        (20)
                                                                                ------      --------      ------
                                                                                $1,697      $  1,435      $  (80)
                                                                                ======      ========      ======

                          IRON MOUNTAIN INCORPORATED

7. Income Taxes (continued)


     A reconciliation of total income tax expense (benefit) and the amount computed by applying the federal income tax rate of 34% to income (loss) before income taxes is as follows:




                                                                               1995         1996          1997
                                                                            ----------   ----------   ------------
   Computed "expected" tax provision ...................................     $  661       $  609       $ (1,564)
   Increase in income taxes resulting from:
    State taxes (net of federal tax benefit) ...........................        289          278            250
    Nondeductible goodwill amortization ................................        843          602          1,221
    Other ..............................................................        (96)         (54)            13
                                                                             ------       ------       --------
                                                                             $1,697       $1,435       $    (80)
                                                                             ======       ======       ========



     The Company has estimated federal net operating loss carryforwards of $20,487 at December 31, 1997 to reduce future federal income taxes, if any, which begin to expire in 2005. The Company also has estimated state net operating loss carryforwards of approximately $3,426 to reduce future state income taxes, if any. Additionally, the Company has alternative minimum tax credit carryforwards of $587, which have no expiration date and are available to reduce future income taxes, if any.



8. Quarterly Results of Operations (Unaudited)


                      Quarter Ended                          March 31      June 30     September 30     December 31
--------------------------------------------------------- ------------- ------------- -------------- -----------------
   1996
   Revenues .............................................    $31,028       $32,922       $ 36,019       $  38,749
   Gross profit .........................................     15,360        16,207         17,311          19,093
   Income (loss) before extraordinary charge ............        286           411             --            (340)
   Net income (loss) ....................................          6(1)        411(2)          --          (2,466)(3)
   Net income (loss) per common share--basic and diluted:
   Income (loss) before extraordinary charge ............       0.00          0.04           0.00          (0.03)
   Net income (loss) ....................................       0.00          0.04           0.00          (0.24)
   1997
   Revenues .............................................    $42,154       $46,585       $ 54,655       $  65,371
   Gross profit .........................................     20,390        22,477         26,785          32,233
   Net loss .............................................      (516)         (969)           (325)         (2,711)
   Net loss per common share--basic and diluted .........     (0.05)        (0.09)          (0.03)          (0.21)

   (1) Includes a charge of $280 related to the accretion of the put warrant.
   (2) Includes a $193 after-tax charge related to the relocation of the corporate accounting function from Los Angeles to Boston.
   (3) Includes an extraordinary charge of $2,126, net of tax benefit, related to the prepayment of certain indebtedness.


9. Commitments and Contingencies


     a. Leases

     Iron Mountain leases most of its facilities under various operating leases. A majority of these leases have renewal options of five to ten years and have either fixed or Consumer Price Index escalation clauses. The Company also leases equipment under operating leases, primarily computers which have an average lease life of three years. Trucks and office equipment are also leased and have remaining lease lives ranging from one to seven years. Rent expense was $15,661, $21,114 and $29,332 for the years ended December 31, 1995, 1996 and 1997, respectively.

                          IRON MOUNTAIN INCORPORATED

9. Commitments and Contingencies (continued)

     Minimum future lease payments are as follows:


Year                                           Operating
--------------------------------------------- ----------
      1998 ..................................  $ 30,641
      1999 ..................................    29,799
      2000 ..................................    28,830
      2001 ..................................    26,919
      2002 ..................................    24,452
      Thereafter ............................   117,897
                                               --------
      Total minimum lease payments ..........  $258,538
                                               ========

     b. Facility Fire


     As previously disclosed, in March 1997, the Company experienced three fires, all of which authorities have determined were caused by arson. These fires resulted in damage to one and destruction of the Company's other records management facility in South Brunswick Township, New Jersey. The Company has filed several insurance claims related to the fires, including a significant claim under its business interruption insurance policy. The claims process is lengthy and its outcome cannot be predicted with certainty.

     Some of Iron Mountain's customers or their insurance carriers have asserted claims as a consequence of the destruction of or damage to their records as a result of the fires, some of which allege negligence or other culpability on the part of Iron Mountain. On December 12, 1997, Iron Mountain received notice that a lawsuit had been filed by one of its customers seeking up to $1 million in damages. The action has been removed from a state court in New Jersey to the United States District Court in New Jersey. The Company has since received notices of additional lawsuits filed by customers seeking unspecified damages against the Company and to rescind their written contracts with Iron Mountain. Iron Mountain denies any liability as a result of the destruction of or damage to customer records as a result of the fires, which were beyond its control, and intends to vigorously defend itself against these and any other lawsuits that may arise. The Company is also pursuing coverage of these claims and lawsuits with its various insurers.

     The outcome of these pending claims and proceedings cannot be predicted. Based on its present assessment of the situation, management, after consultation with legal counsel, does not believe that the fires will have a material adverse effect on Iron Mountain's financial condition or results of operations, although there can be no assurance in this regard.



     c. Other Litigation

     Iron Mountain is presently involved as a defendant in various litigation which has occurred in the normal course of business. Management believes it has meritorious defenses in all such actions, and in any event, the amount of damages, if such matters were decided adversely, would not have a material adverse effect on Iron Mountain's financial condition or results of operations.



     d. Other


     The Company may be responsible for environmental clean-up costs at certain of its facilities. Estimated costs of approximately $800 to perform the necessary remediation work are included in other liabilities in the accompanying consolidated balance sheets. Management believes the ultimate outcome of the above issue will not have a material adverse effect on Iron Mountain's financial condition or results of operations.

                          IRON MOUNTAIN INCORPORATED

10. Related Party Transactions


     Iron Mountain leases space to an affiliated company, Schooner Capital Corporation ("Schooner") for its corporate headquarters located in Boston, Massachusetts. For the years ended December 31, 1995, 1996 and 1997, Schooner paid Iron Mountain rent totaling $49, $68 and $85, respectively. Iron Mountain leases one facility from a landlord which is a related party. Total rental payments for the years ended December 31, 1995, 1996 and 1997, for this facility totaled $93, $94 and $99, respectively. In the opinion of management, both of these leases were entered into at market prices and terms.


11. Profit Sharing Retirement Plan


     The Company has a defined contribution plan which covers all non-union employees meeting certain service requirements. Eligible employees may elect to defer from 1% to 15% of compensation per pay period up to the amount allowed by the Internal Revenue Code. The Company makes matching contributions based on the amount of the employee contribution and years of credited service, according to a schedule as described in the plan documents. The Company has expensed $276, $419 and $642 for the years ended December 31, 1995, 1996 and 1997, respectively.



12. Noncash Transactions

     As part of the consideration paid for the acquisitions completed in 1997, the Company issued common stock and options with fair values of $85,863 and $3,071, respectively. In addition, $3,086 of property and equipment, destroyed in a fire, was transferred to receivable from insurance company.


13. Subsequent Events



     a. Completed Acquisitions


     Through February 20, 1998, the Company acquired four records management businesses for approximately $13,000 in cash. All of these acquisitions were accounted for as purchases. In addition, the Company completed the previously announced Arcus merger. Total consideration for the Arcus merger was approximately $154,000, including approximately $55,000 representing the combined value of 1,438,012 shares of common stock and options to purchase approximately 590,000 shares of common stock. The balance consists of payments in cash and assumed indebtedness. The Arcus merger will be accounted for as a purchase.



     b. Pending Acquisition (Unaudited)

     In February 1998, the Company signed a definitive agreement to acquire InterMation, Inc. for approximately $28,000, including shares of the Company's common stock valued at approximately $18,000 (subject to adjustment), and the assumption of certain debt. This acquisition of InterMation will be accounted for as a purchase and is expected to close in the first half of 1998.


     c. Increase in Authorized Shares


     On January 5, 1998, the stockholders voted to increase the authorized shares of common stock to 100 million from 20 million.

                        REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Stockholders of

Iron Mountain Incorporated


We have audited the consolidated balance sheets of Arcus Technology Services, Inc. as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the five-month period ended December 31, 1995, and each of the two years in the period ended December 31, 1997. We have also audited the consolidated statements of operations, stockholders' equity and cash flows of Arcus, Inc. (Predecessor Company) for the seven-month period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcus Technology Services, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and cash flows for the five-month period ended December 31, 1995, and each of the two years in the period ended December 31, 1997, and the consolidated results of operations and cash flows of Arcus, Inc. (Predecessor Company) for the seven-month period ended July 31, 1995, in conformity with generally accepted accounting principles.





                                                  ERNST & YOUNG LLP

Dallas, Texas

February 23, 1998

                        ARCUS TECHNOLOGY SERVICES, INC.


                          CONSOLIDATED BALANCE SHEETS



                                                                            December 31,
                                                                    -----------------------------
                                                                         1996            1997
                                                                    -------------   -------------
                                             ASSETS (Note 4)
Current Assets:
 Cash ...........................................................   $ 1,687,101     $ 1,577,047
 Accounts receivable, less allowance for doubtful accounts of
  $156,227 and $168,413, respectively............................    14,008,613      18,196,492
 Inventory ......................................................       371,715         295,076
 Prepaid expenses and other current assets ......................     1,018,281       1,078,564
                                                                    -----------     -----------
    Total Current Assets ........................................    17,085,710      21,147,179
Property and Equipment, at cost:
 Land, buildings, and leasehold improvements ....................     6,266,886       6,993,068
 Vault equipment and vehicles ...................................     8,819,780      11,586,199
 Furniture and other equipment ..................................     3,958,006       4,285,515
                                                                    -----------     -----------
                                                                     19,044,672      22,864,782
    Less accumulated depreciation ...............................     3,649,357       6,673,457
                                                                    -----------     -----------
Property and Equipment, net .....................................    15,395,315      16,191,325
Cost In Excess of Net Assets Acquired, net of accumulated
 amortization of $2,310,903 and $4,668,206, respectively.........    55,367,074      56,861,518
Deferred Income Taxes (Note 6) ..................................            --       2,212,000
Other Assets ....................................................       609,649         946,818
                                                                    -----------     -----------
    Total Assets ................................................   $88,457,748     $97,358,840
                                                                    ===========     ===========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable ...............................................   $ 5,796,844     $ 4,941,648
 Accrued payroll ................................................     2,441,433       3,540,504
 Other accrued liabilities ......................................     1,344,001       1,256,315
 Deferred revenue ...............................................     3,469,265       3,626,869
 Due to parent (Note 2) .........................................     1,335,702       2,894,475
 Current portion of long-term debt ..............................     3,218,794       3,988,269
                                                                    -----------     -----------
    Total Current Liabilities ...................................    17,606,039      20,248,080
Long-Term Debt (Note 4) .........................................    39,513,473      37,388,280
Note Payable to Parent (Note 4) .................................            --       1,500,000
Deferred Income Taxes (Note 6) ..................................       501,000              --
Other Liabilities ...............................................       226,700         378,595
Commitments and Contingencies (Notes 3 and 9)
Stockholders' Equity:
 Common stock, $.01 par value:
  Authorized shares--5,000,000
  Issued and outstanding shares--3,205,263 and 3,325,229,
   respectively .................................................        32,052          33,252
  Capital in excess of par value ................................    26,918,088      36,182,170
 Retained earnings ..............................................     3,619,939       1,607,624
 Translation adjustment .........................................        40,457          20,839
                                                                    -----------     -----------
    Total Stockholders' Equity ..................................    30,610,536      37,843,885
                                                                    -----------     -----------
    Total Liabilities and Stockholders' Equity ..................   $88,457,748     $97,358,840
                                                                    ===========     ===========


                            See accompanying notes.

                        ARCUS TECHNOLOGY SERVICES, INC.



                     CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                      Five-months
                                                   Seven-months          Ended         Year Ended        Year Ended
                                                  Ended July 31,     December 31,     December 31,      December 31,
                                                       1995              1995             1996              1997
                                                 ----------------   --------------   --------------   ---------------
                                                   (Predecessor)
Revenues:
 Storage and transport .......................     $21,401,465       $16,158,490      $43,671,062      $ 51,606,825
 Other .......................................       4,276,499         4,519,868       22,310,314        43,737,980
                                                   -----------       -----------      -----------      ------------
    Total Revenues ...........................      25,677,964        20,678,358       65,981,376        95,344,805
Operating Expenses:
 Cost of services rendered ...................      11,345,153         9,450,781       32,737,753        53,322,935
 Selling and administrative expenses .........       8,730,900         6,632,234       21,591,852        27,328,667
 Depreciation and amortization ...............       1,532,211         1,601,464        4,436,529         6,017,498
 Stock compensation expense (Note 5) .........              --                --               --         8,067,014
                                                   -----------       -----------      -----------      ------------
    Total Operating Expenses .................      21,608,264        17,684,479       58,766,134        94,736,114
                                                   -----------       -----------      -----------      ------------
Operating Income .............................       4,069,700         2,993,879        7,215,242           608,691
Interest (Income) Expense, net ...............        (336,556)        1,128,963        2,668,719         3,317,006
                                                   -----------       -----------      -----------      ------------
Income (Loss) Before Income Taxes ............       4,406,256         1,864,916        4,546,523        (2,708,315)
Provision (Benefit) for Income Taxes
 (Note 6) ....................................       1,852,000           807,500        1,984,000          (696,000)
                                                   -----------       -----------      -----------      ------------
Net Income (Loss) ............................     $ 2,554,256       $ 1,057,416      $ 2,562,523      $ (2,012,315)
                                                   ===========       ===========      ===========      ============




                            See accompanying notes.

                        ARCUS TECHNOLOGY SERVICES, INC.


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                           Common Stock        Capital in
                                      ----------------------   Excess of      Retained      Translation
                                         Shares     Amount     Par Value      Earnings      Adjustment        Total
                                      ----------- ---------- ------------- -------------- -------------- --------------
Arcus, Inc. (Predecessor):
Balances at December 31, 1994 .......  7,770,697   $77,707    $ 2,025,519   $ 14,750,715    $ (487,167)   $ 16,366,774
 Currency translation adjustment.....         --        --             --             --         9,440           9,440
 Exercise of stock options ..........     10,000       100         42,400             --            --          42,500
 Net income .........................         --        --             --      2,554,256            --       2,554,256
                                       ---------   -------    -----------   ------------    ----------    ------------
Balances at July 31, 1995 ...........  7,780,697   $77,807    $ 2,067,919   $ 17,304,971    $ (477,727)   $ 18,972,970
                                       =========   =======    ===========   ============    ==========    ============
Arcus Technology Services, Inc.:
Issue equity at August 1, 1995 ......  2,191,150   $21,911    $17,507,289   $         --    $       --    $ 17,529,200
 Currency translation adjustment.....         --        --             --             --       (12,952)        (12,952)
 Net income .........................         --        --             --      1,057,416            --       1,057,416
                                       ---------   -------    -----------   ------------    ----------    ------------
Balances at December 31, 1995 .......  2,191,150    21,911     17,507,289      1,057,416       (12,952)     18,573,664
 Issuances of common stock in
  connection with acquisitions
  (Note 3) ..........................    333,007     3,330      2,299,282             --            --       2,302,612
 Sales of common stock to
  Parent (Note 3) ...................    681,106     6,811      7,111,517             --            --       7,118,328
 Currency translation adjustment              --        --             --             --        53,409          53,409
 Net income .........................         --        --             --      2,562,523            --       2,562,523
                                       ---------   -------    -----------   ------------    ----------    ------------
Balances at December 31, 1996 .......  3,205,263    32,052     26,918,088      3,619,939        40,457      30,610,536
 Issuances of common stock
  (Note 3) ..........................      4,038        41          9,963             --            --          10,004
 Sales of common stock to
  Parent (Note 3) ...................    115,928     1,159      1,187,105             --            --       1,188,264
 Stock compensation (Note 5) ........         --        --      8,067,014             --            --       8,067,014
 Currency translation adjustment.....         --        --             --             --       (19,618)        (19,618)
 Net loss ...........................         --        --             --     (2,012,315)           --      (2,012,315)
                                       ---------   -------    -----------   ------------    ----------    ------------
Balances at December 31, 1997 .......  3,325,229   $33,252    $36,182,170   $  1,607,624    $   20,839    $ 37,843,885
                                       =========   =======    ===========   ============    ==========    ============



                            See accompanying notes.

                        ARCUS TECHNOLOGY SERVICES, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                     Seven-months    Five-months Ended     Year Ended       Year Ended
                                                    Ended July 31,      December 31,      December 31,     December 31,
                                                         1995               1995              1996             1997
                                                   ---------------- ------------------- ---------------- ----------------
                                                     (Predecessor)
Operating Activities:
 Net income (loss) ...............................   $  2,554,256      $   1,057,416     $   2,562,523    $  (2,012,315)
 Adjustments to reconcile net income (loss)
 to net cash provided by operating activities:
  Depreciation and amortization ..................      1,532,211          1,601,464         4,436,529        6,017,498
  Stock compensation expense .....................             --                 --                --        8,067,014
  Deferred tax provision (benefit) ...............       (124,000)           (47,000)          237,000       (2,823,000)
  Provision for losses on accounts
   receivable ....................................         21,000             15,000            56,000           12,000
  (Gain) loss on disposal of assets ..............          3,961                185           (18,110)          15,816
  Changes in operating assets and
   liabilities, net of acquisitions:
    Accounts receivable ..........................       (138,515)        (1,614,511)       (2,988,055)      (2,822,514)
    Inventory ....................................        (64,996)           (18,239)          (65,232)          76,330
    Prepaid expenses .............................         42,197           (341,081)          (72,961)         176,684
    Other assets .................................         11,773             (7,315)          (96,822)        (454,056)
    Accounts payable .............................         41,491          1,388,888         1,970,283       (1,082,938)
    Accrued and other liabilities ................        332,906            719,665          (330,112)       1,011,215
    Deferred revenue .............................         87,259             48,263           254,460          157,604
                                                     ------------      -------------     -------------    -------------
Net Cash Provided by Operating Activities. .......      4,299,543          2,802,735         5,945,503        6,339,338
Investing Activities:
 Acquisitions, net of cash acquired ..............             --        (48,751,173)      (15,128,889)      (7,078,801)
 Purchase of property and equipment ..............     (1,831,165)        (2,290,595)       (5,280,173)      (4,124,643)
 Funds invested with Parent ......................     (1,515,060)                --                --               --
 Sales of property and equipment .................         13,087                 --         1,808,959               --
 Other investing activities ......................            293             (8,085)          (68,568)         (48,151)
                                                     ------------      -------------     -------------    -------------
Net Cash Used for Investing Activities ...........     (3,332,845)       (51,049,853)      (18,668,671)     (11,251,595)
Financing Activities:
 Proceeds from sales of common stock .............         42,500         17,529,200         7,118,328        1,198,268
 Proceeds from issuances of long-term debt .......             --         30,000,000         9,883,000        7,919,152
 Payments on long-term debt ......................       (131,071)        (1,580,544)       (3,540,918)      (4,138,896)
 Increase (decrease) in due to parent ............             --             13,500         1,322,202        1,427,773
 Net increase (decrease) in revolving line of
  credit .........................................             --          3,000,000        (1,100,000)      (1,600,000)
                                                     ------------      -------------     -------------    -------------
Net Cash Provided by (Used for) Financing
 Activities ......................................        (88,571)        48,962,156        13,682,612        4,806,297
Effect of Exchange Rate Changes on Cash ..........          1,093             (2,220)           14,839           (4,094)
                                                     ------------      -------------     -------------    -------------
Net Increase (Decrease) in Cash ..................        879,220            712,818           974,283         (110,054)
Cash at Beginning of Period ......................         56,636                 --           712,818        1,687,101
                                                     ------------      -------------     -------------    -------------
Cash at End of Period ............................   $    935,856      $     712,818     $   1,687,101    $   1,577,047
                                                     ============      =============     =============    =============




                            See accompanying notes.

                        ARCUS TECHNOLOGY SERVICES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

     Arcus Technology Services, Inc. (ATSI) is an 81% owned subsidiary of United Acquisition Company (UAC or the Parent) which is an 80% owned subsidiary of Arcus Group, Inc. (AGI). ATSI was formed in June 1995 to acquire all of the outstanding stock of Arcus, Inc. (Arcus or Predecessor), effective after the close of business on July 31, 1995. The consideration given was cash and the acquisition was accounted for using the purchase method. The Predecessor financial statements have been prepared using the historical cost of its assets and have not been adjusted to reflect the purchase by ATSI.

     During 1996, through its wholly-owned subsidiaries Arcus Data Security, Inc. (ADSI) and Arcus Staffing Resources, Inc. (ASRI), ATSI made eight acquisitions for a combined purchase price of approximately $23.3 million, net of cash acquired. During 1997, through ASRI, ATSI made one acquisition for a purchase price of approximately $4.9 million, net of cash acquired. See Note 3.



     The financial statements include the accounts of ATSI and its subsidiaries, Arcus, ADSI, ASRI, Professional Solutions, Inc., Trinity Holdings Corp. (formerly Trinity Partners, Inc.), Wolf Advisory International, Ltd., Wolf Advisory International, Inc., and Towler Data Services, Inc. and ADSI's U.K. subsidiary, Arcus Data Security Limited (ADSL). All intercompany transactions between ATSI and its subsidiaries have been eliminated. The term "Company" includes ATSI, Arcus, ADSI, ADSL, ASRI, Professional Solutions, Inc., Trinity Holdings Corp., Wolf Advisory International, Ltd., Wolf Advisory International, Inc., and Towler Data Services, Inc. taken together, except where otherwise indicated. The Predecessor financial statements include the accounts of Arcus, and its wholly owned subsidiaries, ADSI and ADSL.

     On January 6, 1998, Iron Mountain Incorporated (IMTN) acquired all of the outstanding common stock, preferred stock, common stock options and common stock warrants of AGI, UAC and ATSI for approximately $96 million in cash, 1,438,012 shares of IMTN common stock and options to purchase 590,000 shares of IMTN common stock. A portion of the purchase price was used to extinguish all of ATSI's long-term debt as of the acquisition date (see Note 4). As part of and immediately preceding the acquisition, UAC and ATSI were merged into AGI. AGI was then merged into IMTN. Additionally, certain assets of UAC and AGI unrelated to ATSI were distributed to the AGI stockholders immediately prior to the sale.

     The Company provides data security and technical staffing services to information technology departments of its business customers. Data security services involve the secure transport, handling and storage of duplicate or back-up computer data. Recognizing that customers' data centers are vulnerable to natural disasters as well as other types of disasters, including terrorism and employee sabotage, ATSI provides services that enable businesses to recover successfully from such disasters. To protect against loss of information in such a disaster, the Company provides secure off-site storage of duplicate data processing records whereby computer tapes and cartridges are transported on a regular basis by specially equipped vehicles and stored in climate controlled, concrete, steel-reinforced vaults. If a disaster occurs, the Company delivers the duplicate data quickly to a specified location, often a hot site (an alternate data processing site for use by businesses when their normal processing center is not available because of a disaster). The Company's disaster recovery services also include assisting its customers in the testing of their disaster recovery plans. As part of its data security services, the Company also performs media library relocations. In addition, the Company sells a variety of brand name data products to its customers. Through its staffing services, the Company helps customers meet their personnel needs by supplying information technology professionals on either a contract or temporary basis. The Company also recruits information technology professionals for permanent placement with its customers. Approximately 97%, 96%, 81% and 64% of the Company's revenue during the seven-month period ended July 31, 1995, the five-month period ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively, came from data security services. The Company serves customers from 45 locations in the United States and one location in the United Kingdom.

     The Company provides services, generally on a contract basis, to a diversified customer base, with no single customer accounting for more than 5% of revenue. A significant portion of the Company's data security revenue is billed monthly in advance and trade accounts receivable are due within 30 days. Accounts receivable are not collateralized.

                        ARCUS TECHNOLOGY SERVICES, INC.

2. Summary of Significant Accounting Policies


Inventory

     Data products inventory purchased for resale are carried at the lower of cost, which approximates first-in, first-out, or market. However, items are generally purchased for a specific customer and shipped directly to the customer by the supplier.


Property and Equipment


     Property and equipment consisting primarily of land, buildings, vault equipment, and leasehold improvements are carried at cost and are depreciated using the straight-line method over their estimated useful lives. The estimated useful lives are: buildings-40 years, vault equipment 4-20 years, vehicles 3-7 years, furniture and other equipment 3-10 years. Leasehold improvements are amortized over the shorter of their useful lives or the applicable lease term. The Company expenses repair and maintenance costs as incurred unless they significantly extend the remaining life of the asset, in which case they are capitalized. Repair and maintenance expense for facilities and equipment, including vehicles, was $588,000, $495,000, $1,228,000 and $1,290,000 for the
seven-month period ended July 31, 1995, the five-month period ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively.



Costs in Excess of Net Assets Acquired

     Costs in excess of net assets acquired arose from ATSI's acquisition of Arcus in 1995 and ATSI's eight acquisitions in 1996 and one acquisition in 1997 (see Note 3). These costs are being amortized over 25 years on a straight-line basis.


Other Assets


     Other assets are comprised of long-term deposits, intangible assets, and deferred organization costs. Intangible assets, consisting mainly of covenants not-to-compete, are amortized over three to five years on a straight-line basis. Related amortization expense was $75,000, $96,000, $212,000 and $111,000 for the seven-month period ended July 31, 1995, the five-month period ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively.




Foreign Currency Translation


     The Company's only international operation is in the United Kingdom. The functional currency of that operation is the Pound Sterling. The translation of this currency into U.S. Dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. Foreign currency transaction gains and losses, which have not historically been material, are charged to operations as incurred.



Revenues

     Storage and transport revenues include monthly billings to customers for basic data security services. Other revenues include specialized data security services, data product sales and staffing services revenues. Certain storage and transport services are billed in advance of the delivery of service. These billings are accounted for as deferred revenue on the Company's balance sheet until the service is delivered, at which time the revenue is recognized. See
Note 11 for revenues by business segment.

     Included in other revenues are product sales, net of product costs, totaling $834,000, $665,000, $1,800,000 and $2,259,000 for the seven-month period ended July 31, 1995, the five-month period ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively. Product sales are presented on a net basis since

                        ARCUS TECHNOLOGY SERVICES, INC.

2. Summary of Significant Accounting Policies (continued)

the Company generally functions as a sales representative of the product manufacturers and the Company seldom receives or takes title to the products. Gross product sales were $4,502,000, $4,367,000, $10,465,000 and $13,189,000 for the seven-month period ended July 31, 1995, the five-month period ended December 31, 1995 and the years ended December 31, 1996 and 1997, respectively.



Interest Rate Cap Agreement

     The Company entered into an interest rate cap agreement to effectively limit the interest rate which it pays on a portion of its long-term debt. The interest rate differential to be received, if any, is accrued as a reduction in interest expense. The fair value of the cap is not recognized in the financial statements.


Income Taxes

     For tax return purposes, the Company is included in AGI's consolidated federal income tax return. The Company's tax expense (benefit) and payable is determined on a separate return basis at maximum tax rates without regard to graduated rates. Accordingly, the Company's federal income taxes payable represents an intercompany payable to Parent at December 31, 1996 and 1997, and is shown as Due to Parent on the Consolidated Balance Sheets.

     Deferred income taxes recorded using the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


Stock Options

     The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in the primary financial statements and provide the supplementary disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 5).


Reclassifications

     Certain 1995 and 1996 amounts have been reclassified in order to conform to the 1997 presentation.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3. Acquisitions



     In August 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Professional Solutions, Inc. (PSI), a company operating in the information technology staffing industry in northern California, Oregon and Washington state for approximately $4,923,000, net of cash acquired. The purchase price consisted of net cash payments of approximately $3,923,000, a subordinated note payable to the seller for $1,000,000 and 60,000 options to purchase the Company's common stock at $16.41 per share. The cash payment was partially financed by issuance of a $1.5 million subordinated convertible note payable to UAC (see Note 4). Additionally, if certain profitability targets are met, the Company could be obligated to make an additional cash

                        ARCUS TECHNOLOGY SERVICES, INC.

3. Acquisitions (continued)

payment of up to $750,000. The acquisition was accounted for using the purchase method. Results of operations and cash flows of the acquired company are included in the consolidated statements of operations and cash flows for the period from the purchase date through December 31, 1997.

     During 1996, the Company completed eight acquisitions in the data security and information technology staffing industries. Each acquisition was accounted for using the purchase method. For each acquisition, results of operations and cash flows of the acquired company are included in the statement of operations and cash flows for the period from the purchase date. In connection with certain of the acquisitions, the Company issued shares of its common stock to the sellers as partial consideration and sold shares of its common stock to its Parent to assist in financing the cash portion of the acquisitions. The fair value of the Company's stock issued or sold in connection with the acquisitions was determined by the Board of Directors of the Company based on formulas used in similar transactions.


     On June 19, 1996, the Company acquired the stock of Wolf Advisory International, Inc. and Wolf Advisory International, Ltd. and acquired substantially all of the operating assets and assumed certain liabilities of Computer Plus Temporaries, Inc. (collectively Wolf), a provider of contract and temporary information technology staffing services in eastern Pennsylvania and northern Florida, for approximately $10,931,000, net of cash acquired. The purchase price was comprised of approximately $6,240,000, of net cash payments, 228,242 shares of the Company's common stock (225,111 estimated shares recorded in 1996 and 3,131 shares recorded in 1997 upon final determination), and a $3,156,000 obligation to the seller. Cash payment of the obligation to the seller was made in March 1997. Approximately $1,188,000 of this obligation was funded through a sale of common stock to UAC.


     On October 30, 1996, the Company acquired the stock of Trinity Partners, Inc. (Trinity), a provider of contract information technology staffing services in northern California, for approximately $2,510,000, net of cash acquired. The purchase price was comprised of net cash payments of approximately $2,330,000, a subordinated note payable to the seller for $180,000, and immediately vested five-year options to purchase 15,000 shares of the Company's common stock at $16.55 per share (see Note 5). In June 1997, the Company sold the operating assets of the non-staffing portion of Trinity's business to the former owner of Trinity and other former Trinity employees for a $400,000 five year note, bearing interest at 12% with all principal due at maturity. In conjunction with the sale, and in consideration of a cash payment of $250,000 to the former owner, the former owner and the Company signed a mutual release. Among the Company's obligations released were any contingent consideration due to the former owner under the original agreement to acquire Trinity, the $180,000 subordinated note payable to the former owner, certain stock options held by the former owner and certain other agreements signed with the former owner. The Company recorded a loss of approximately $400,000 on this transaction.

     On November 5, 1996, the Company acquired substantially all of the operating assets of the data security business of Zurich Data Corporation, a two-facility provider of such services in northern New Jersey and the New York City metropolitan area, for approximately $5,146,000. The purchase price was comprised of approximately $3,570,000 in cash, 100,000 shares of the Company's common stock, a 10-year warrant for the purchase of 10,000 additional shares of the Company's common stock at $8.00 per share, and ten annual payments having a net present value of approximately $859,000.

     During 1996, the Company made five additional acquisitions, primarily in the data security industry, for a combined purchase price of $4,703,000. The combined purchase price was comprised of cash payments of $2,989,000, notes payable and other obligations to sellers totaling $1,665,000, 7,896 shares of the Company's common stock, and assumption of specific liabilities.


4. Long-Term Debt

     In connection with the 1995 acquisition of Arcus by UAC, the Company entered into a $52 million credit facility (the Facility). Under the Facility, the Company received $18 million under a five-year term loan agreement

                        ARCUS TECHNOLOGY SERVICES, INC.

4. Long-Term Debt (continued)

(Term A Loan), $12 million under a seven year term loan agreement (Term B
Loan), a commitment for a five-year $7.5 million revolving line of credit (the Revolver), a seven-year $12.5 million acquisition loan facility (the Acquisition Facility) and a five-year $2 million additional line of credit (the Swingline Loan). In December 1996, the Company amended the Facility. As a result, the total acquisition loan commitment was increased by $20 million and the maturity date of this commitment was extended by one year. On June 11, 1997, the Company amended its Credit agreement to increase the size of the Revolving Facility from $7.5 million to $11 million and reduced the size of the Acquisition Facility by $3.5 million.


     Under the Facility, the Company may, at its option and subject to certain restrictions, designate certain borrowings as either "Base Rate" or "Eurodollar" borrowings. This designation determines the interest rates which ATSI pays under the agreement. The Base Rate is defined as the higher of the bank's prime rate (8.5% at December 31, 1997) or 1/2% over the US Federal Funds Rate (8.5% at December 31, 1997) plus an applicable margin interest rate. The Eurodollar rate is defined as the London Interbank Offering Rate (LIBOR) (5.6875% at December 31, 1997) plus an applicable margin spread. Base Rate borrowings bear interest at the Base Rate plus 1% to 1.5% and Eurodollar borrowings bear interest at LIBOR plus 2.5% to 3%.

     The Facility requires mandatory repayments of term borrowings from the proceeds that result from specified types of transactions. Additionally, excess cash flow, as defined, is to be applied to reduce borrowings. Voluntary prepayments of principal are also allowed under the Facility, with $750,000 and $500,000 of such prepayments made during 1996 and 1997, respectively. Both mandatory and voluntary payments reduce the outstanding balances and future repayments under the Term A Loan, Term B Loan and Acquisition Facility on a pro rata basis.


     The Facility subjects the Company to financial covenants including restrictions on mergers and acquisitions of businesses; limitations on lease and rental expenses incurred, intercompany indebtedness, loans to employees, and capital expenditures; and maintenance of specified levels of profitability and cash flows, both in absolute terms and in relation to interest and other fixed charges. The Facility is collateralized by substantially all of the assets of the Company.


     In connection with the acquisition of PSI in 1997 (see Note 3), ATSI issued a note payable to the Seller of $1,000,000 which remains outstanding at December 31, 1997. Additionally, $2,793,000 of the net cash payments of $3,923,000 for PSI were financed through the Company's Acquisition Facility and $1,500,000 of the net cash payments were financed through a note payable to UAC.

     In connection with five of the acquisitions completed by ATSI during 1996 (see Note 3), the Company issued notes payable and incurred other long-term obligations (including contingent purchase price obligations) of which approximately $5,485,000 and $1,886,000 is outstanding at December 31, 1996 and 1997, respectively. Of these amounts, $4,405,000 and $986,000 are due to individuals who are shareholders, employees, or consultants of the Company at December 31, 1996 and 1997, respectively. These obligations bear interest annually at rates ranging from 5% to 9%. An obligation for $1,040,000 and $900,000 at December 31, 1996 and 1997, respectively, is a demand obligation, guaranteed by a bank letter of credit for the same amount expiring on February 3, 1998, which the Company plans to refinance, if required, using the Revolver and, therefore, has been classified as a long-term liability.

     On August 17, 1995, the Company paid $20,250 to enter into an interest rate cap agreement with a commercial bank having a notional principal of $15 million. This agreement effectively entitles the Company to receive from the bank, certain payments, if the LIBOR rate applicable to Eurodollar borrowings exceeds 8.9375%. The interest rate cap agreement expired on September 5, 1997.

                        ARCUS TECHNOLOGY SERVICES, INC.

4. Long-Term Debt (continued)

Long-term debt is as follows:



                                                                                    December 31,
                                                                           -------------------------------
                                                                                1996             1997
                                                                           --------------   --------------
   Term A Loan, increasing quarterly principal payments over a four-year
    period beginning March 31, 1996 ....................................    $14,316,000      $11,220,000
   Term B Loan, nominal quarterly principal payments for the five-year period beginning September 30, 1995 with the balance due in equal
    quarterly installments for the following two years .................     10,839,000       10,663,000
   Acquisition Facility, increasing quarterly principal payments over a
    four-year period starting September 30, 1999 .......................      9,725,000       15,939,000
   Revolver, principal due five years from July 31, 1995, with the
    Company having the option to extend for an additional three years
    with bank approval .................................................      1,900,000          300,000
   Acquisition notes and obligations ...................................      5,485,000        2,886,000
   7% mortgage note payable in quarterly principal and interest
    installments, maturing April 2001 ..................................        441,000          355,000
   Capital lease obligations ...........................................         26,000           13,000
                                                                            -----------      -----------
                                                                             42,732,000       41,376,000
   Less current portion ................................................      3,219,000        3,988,000
                                                                            -----------      -----------
                                                                            $39,513,000      $37,388,000
                                                                            ===========      ===========



     On January 6, 1998, in connection with the acquisition of the Company by IMTN, the Term A Loan, Term B Loan, Acquisition Facility, Revolver and mortgage note payable were repaid in full. In addition, the $1,500,000 note payable to UAC was cancelled. Of the $2,886,000 in acquisition obligations outstanding at December 31, 1997, $133,000 matures in 1998, $144,000 matures in 1999, $156,000 matures in 2000, $1,993,000 matures in 2001 and $460,000 matures thereafter.



     Cash payments for interest during the seven-month period ended July 31, 1995, the five-month period ended December 31, 1995 and the years ended December 31, 1996 and 1997 were $35,000, $913,000, $3,131,000 and $3,645,000, respectively. At December 31, 1996 and 1997, the fair value of the Company's long-term debt approximated its carrying value.


5. Stock Option Plans


     The Company's 1995 Stock Option Plan reserves 340,000 and 455,000 shares at December 31, 1996 and 1997, respectively, of authorized but unissued common stock for sale or award to directors, officers, and key employees as stock options, stock appreciation rights, restricted stock awards or performance share awards. Both nonqualified and incentive stock options (ISO's) can be granted and in the case of an ISO, the purchase price cannot be less than the fair market value at grant date.


     Options expire on the date set by the Plan Administration Committee of the Company's Board of Directors (the Committee), but in no case later than ten years from the grant date and, in some cases, no later than five years from the grant date for ISO's.


     During 1995, 1996 and 1997, the Company granted nonqualified stock options to certain directors and key members of management. In general, the options granted are 20% vested at the grant date with the remaining options

                        ARCUS TECHNOLOGY SERVICES, INC.

5. Stock Option Plans (continued)

becoming vested semi-annually over a four year period. Vested options only become exercisable if either UAC's ownership of ATSI or AGI's ownership of UAC falls below 80%. No options were exercisable at December 31, 1996 or 1997. As of December 31, 1997, no shares had been exercised or canceled.

     In connection with the January 6, 1998 acquisition of the Company by IMTN, the Company's options were exchanged for IMTN options with the same intrinsic value and with exercisability at the earlier of the original vesting dates in the Company's option or at termination of employment, in which case they become fully exercisable. As a result of the approval of the final acquisition agreement in November 1997, the Company recorded $8,067,014 of compensation expense equal to the intrinsic value in the Company's options based on the exchange value at the acquisition date.

     The following is a summary of employee stock option transactions under the 1995 Stock Option Plan:


                                                                                      Weighted
                                                   Number        Option Price      Average Option
                                                 of Shares        Per Share        Price per Share
                                                -----------   -----------------   ----------------
   Granted after July 31, 1995 ..............     198,100         $ 8.00              $  8.00
                                                  -------
   Outstanding at December 31, 1995 .........     198,100         $ 8.00              $  8.00
   Granted in 1996 ..........................      88,900     $10.24 - $11.03         $ 10.71
                                                  -------
   Outstanding at December 31, 1996 .........     287,000     $ 8.00 - $11.03         $  8.84
   Granted in 1997 ..........................     150,590     $10.06 - $16.41         $ 12.83
   Forfeited in 1997 ........................     (13,345)     $8.00 - $11.03         $ 10.29
                                                  -------
   Outstanding at December 31, 1997 .........     424,245      $8.00 - $16.41         $ 10.21
                                                  =======

     The weighted average remaining contractual life for ATSI options outstanding at December 31, 1996 and 1997 was approximately nine years and eight years, respectively.


     A total of 365,000 and 465,000 shares of common stock were reserved for issuance under the 1995 Stock Option Plan and the acquisition warrant (see Note
3) at December 31, 1996 and 1997, and the acquisition options (see Note 3) at December 31, 1996.

     Pro forma information regarding net income (loss) is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee share options under the fair value method. The fair value for options granted ($0 for 1995, 1996 and 1997) was estimated at the date of grant using a minimum value option pricing model with the following assumptions for 1995, 1996 and 1997: a risk-free interest rate of 5.6%, 5.6% and 6.3%, respectively; no dividends expected to be declared; volatility factor of zero for the expected price of the Company's common stock as it is not publicly traded; and a weighted-average expected life of the options of 2.3 years.

                        ARCUS TECHNOLOGY SERVICES, INC.

6. Income Taxes

     Significant components of the Company's deferred tax assets and liabilities are as follows:



                                                                                             December 31,
                                                                                    ------------------------------
                                                                                         1996             1997
                                                                                    -------------   --------------
   Deferred tax assets:
    Stock compensation ..........................................................    $       --      $  3,163,000
    Accrued liabilities .........................................................       166,000           409,000
    Other .......................................................................        14,000            97,000
                                                                                     ----------      ------------
                                                                                        180,000         3,669,000
   Deferred tax liabilities:
    Costs in excess of net assets acquired and other assets .....................      (455,000)         (875,000)
    Property and equipment ......................................................       (46,000)         (161,000)
                                                                                     ----------      ------------
                                                                                       (501,000)       (1,036,000)
                                                                                     ----------      ------------
   Net deferred tax assets (liabilities) ........................................    $ (321,000)     $  2,633,000
                                                                                     ==========      ============


     Current deferred tax assets totaling $180,000 and $421,000 as of December 31, 1996 and 1997, respectively, are included in prepaid expenses and other current assets on the consolidated balance sheets.

     The components of the provision (benefit) for income taxes are as follows:



                                                Seven-months      Five-months
                                                     Ended            Ended         Year Ended        Year Ended
                                                   July 31,       December 31,     December 31,      December 31,
                                                     1995             1995             1996              1997
                                                --------------   --------------   --------------   ---------------
   Current:
    Federal .................................     $1,532,000       $ 678,500        $1,337,000      $  1,648,000
    State ...................................        444,000         176,000           410,000           479,000
                                                  ----------       ---------        ----------      ------------
                                                   1,976,000         854,500         1,747,000         2,127,000
   Deferred .................................       (124,000)        (47,000)          237,000        (2,823,000)
                                                  ----------       ---------        ----------      ------------
                                                  $1,852,000       $ 807,500        $1,984,000      $   (696,000)
                                                  ==========       =========        ==========      ============

     The effective tax rates differ from the federal statutory rates primarily as a result of the following:



                                                    Seven-months    Five-months
                                                       Ended            Ended         Year Ended       Year Ended
                                                     July 31,       December 31,     December 31,     December 31,
                                                       1995             1995             1996             1997
                                                  --------------   --------------   --------------   -------------
   Federal tax at statutory rate ...............        34.0%            34.0%            34.0%           (34.0)%
   State tax provision .........................         6.6              6.2              6.0             (3.8)
   Goodwill amortization .......................          --               --               --              8.3
   Other non-deductible expenses ...............         1.4              3.1              3.6              3.8
                                                        ----             ----             ----            -----
                                                        42.0%            43.3%            43.6%           (25.7)%
                                                        ====             ====             ====            =====


     Cash payments for income taxes during the seven-month period ended July 31, 1995, the five-month period ended December 31, 1995, the year ended December 31, 1996 and the year ended December 31, 1997, were $1,961,000, $720,000, $609,000, and $804,000, respectively.

                        ARCUS TECHNOLOGY SERVICES, INC.

7. Retirement Plans

     On August 1, 1995, the Company adopted the Arcus, Inc. 401(k) Profit Sharing Plan (the Plan). Employees of the Company and its subsidiaries who satisfy a six month service requirement as of open enrollment each January 1st and July 1st participate in the Plan. Participants in the Plan may contribute from 1% to 15% of their annual compensation. The Company matches one half of employee contributions up to a total of 1.5% of their annual compensation. Company matching expense, net of forfeitures, was $52,000, $132,000, and $185,000, for the five-month period ended December 31, 1995, and the years ended December 31, 1996 and 1997, respectively. Company matching expense relating to a similar plan of the Predecessor's former parent was $75,000 for the seven-month period ended July 31, 1995. The Company may also make an annual voluntary contribution for all eligible employees, whether or not they elect a salary deferral. The Company provided for a voluntary contribution in 1995, 1996, and 1997, to be funded in the following year, based upon a percentage of participant compensation. Voluntary contribution expense, net of forfeitures, for the five-month period ended December 31, 1995, and the years ended December 31, 1996 and 1997 was $147,000, $427,000, and $532,000, respectively. The
Predecessor had voluntary contribution expense for the seven-month period ended July 31, 1995 of $212,000.


8. Related Party Transactions

     During the seven-month period ended July 31, 1995, the Predecessor's parent provided management, accounting and other administrative services to the Company. The cost of such services is based upon standard charges for the Company's relative use of the underlying services compared to the Parent's other operating companies. Charges for these services were $255,000 for the seven-month period ended July 31, 1995. During the seven-month period ended July 31, 1995, insurance was purchased by the Predecessor's parent for the parent's consolidated group. Policy premiums were charged to each company based upon relative payroll, revenue, vehicles, property values or losses, depending on the type of insurance coverage.


     The Company leases twelve of its facilities from its former parent, a stockholder of the Company (Note 9). The Company paid rental expense to its former parent of $766,000, $554,000, $1,361,000 and $1,375,000 for the
seven-month period ended July 31, 1995, the five-month period ended December 31, 1995, and the years ended December 31, 1996 and 1997, respectively.

     In January 1997, an employee of the Company purchased 907 shares of the Company's common stock for $11.03 per share.



9. Commitments and Contingencies


     As of December 31, 1997, the Company leases 29 vault facilities, 14 staffing offices and certain equipment under noncancelable operating lease agreements. Twelve of the Company's vault facilities are leased from a single landlord of which nine have fifteen-year terms beginning January 1, 1995, with two five-year renewal options, providing for cost of living increases every three years based upon the Consumer Price Index, with a 3.33% ceiling per year. The remaining vault facilities are leased under leases which commenced June 1989 or later, and have primary lease terms ranging from four to twenty years, generally with one or two five-year renewal options. During 1997, the Company signed leases in regard to two vault facilities that were under construction at December 31, 1997. These two leases each have fifteen-year terms that commenced during 1998. With respect to vault facilities, the Company generally is required to pay property tax, insurance, and facility maintenance expenses. Staffing offices, located in multi-tenant commercial office buildings, have primary lease terms ranging from one to five years, generally with no renewal options. The Company has an irrevocable letter of credit of $50,000 expiring on April 9, 1998 that supports an office lease obligation. Other operating leases are for equipment and vehicles. Rental expense under operating leases, including month-to-month rentals, was $2,293,000, $1,578,000, $4,409,000 and
$5,844,000 for the seven-month period ended July 31, 1995, the five-month period ended December 31, 1995, and the years ended December 31, 1996 and 1997, respectively.

                        ARCUS TECHNOLOGY SERVICES, INC.

9. Commitments and Contingencies (continued)

     Future minimum rentals required under operating leases having an initial or remaining noncancelable lease term in excess of one year as of December 31, 1997 are as follows:



   1998 .................................   $ 5,791,865
   1999 .................................     5,273,024
   2000 .................................     4,716,059
   2001 .................................     3,696,412
   2002 .................................     3,227,004
   Thereafter ...........................    20,983,452
                                            -----------
   Total minimum lease payments .........   $43,687,816
                                            ===========



10. Business Segments


     The following tables present data relating to the Company's revenues, cost of services rendered, depreciation, operating income, identifiable assets and capital expenditures by business segment:



                                                    Seven-months      Five-months
                                                        Ended            Ended          Year Ended        Year Ended
                                                      July 31,       December 31,      December 31,      December 31,
                                                        1995             1995              1996              1997
                                                   --------------   --------------   ---------------   ---------------
                                                    (Predecessor)
   Revenues
   Data security ...............................    $ 24,964,319     $ 19,867,759     $ 53,145,334      $ 60,735,198
   Technical staffing ..........................         713,645          810,599       12,997,907        35,033,443
   Intercompany eliminations ...................              --               --         (161,865)         (423,836)
                                                    ------------     ------------     ------------      ------------
   Total revenues ..............................    $ 25,677,964     $ 20,678,358     $ 65,981,376      $ 95,344,805
                                                    ============     ============     ============      ============
   Cost of Services Rendered
   Data security ...............................    $ 10,874,499     $  8,929,784     $ 23,554,642      $ 27,378,174
   Technical staffing ..........................         470,654          520,997        9,344,976        26,368,597
   Intercompany eliminations ...................              --               --         (161,865)         (423,836)
                                                    ------------     ------------     ------------      ------------
   Total costs of services rendered ............    $ 11,345,153     $  9,450,781     $ 32,737,753      $ 53,322,935
                                                    ============     ============     ============      ============
   Depreciation and Amortization
   Data security ...............................    $  1,431,684     $  1,488,093     $  3,907,825      $  4,434,903
   Technical staffing ..........................              --            1,575          219,586         1,196,860
   Corporate ...................................         100,527          111,796          309,118           385,735
                                                    ------------     ------------     ------------      ------------
   Total depreciation and amortization .........    $  1,532,211     $  1,601,464     $  4,436,529      $  6,017,498
                                                    ============     ============     ============      ============
   Operating Income
   Data security ...............................    $  5,958,390     $  4,629,540     $ 12,149,565      $ 11,120,396
   Technical staffing ..........................         242,991          114,709          442,812        (3,109,843)
   Corporate ...................................      (2,131,681)      (1,750,370)      (5,377,135)       (7,401,862)
                                                    ------------     ------------     ------------      ------------
   Total operating income ......................    $  4,069,700     $  2,993,879     $  7,215,242      $    608,691
                                                    ============     ============     ============      ============

                        ARCUS TECHNOLOGY SERVICES, INC.

10. Business Segments (continued)



                                           Seven-months      Five-months
                                               Ended            Ended         Year Ended       Year Ended
                                             July 31,       December 31,     December 31,     December 31,
                                               1995             1995             1996             1997
                                          --------------   --------------   --------------   -------------
                                           (Predecessor)
   Capital Expenditures
   Data security ......................     $1,785,025       $2,115,127      $ 4,363,670     $ 3,209,003
   Technical staffing .................             --           43,662          317,302         782,593
   Corporate ..........................         46,140          131,806          599,201         133,047
                                            ----------       ----------      -----------     -----------
   Total Capital expenditures .........     $1,831,165       $2,290,595      $ 5,280,173     $ 4,124,643
                                            ==========       ==========      ===========     ===========
   Identifiable Assets
   Data security ......................                                      $85,687,540     $93,126,124
   Technical staffing .................                                        2,041,337       3,613,296
   Corporate ..........................                                          728,871         619,420
                                                                             -----------     -----------
   Total identifiable assets ..........                                      $88,457,748     $97,358,840
                                                                             ===========     ===========



11. Supplemental Pro Forma Acquisition Information (Unaudited)


     The following supplemental pro forma information has been presented as if the 1996 and 1997 acquisitions described in Note 3 occurred on January 1, 1996.




                                                                              Year Ended December 31,
                                                                          --------------------------------
                                                                               1996              1997
                                                                          --------------   ---------------
   Revenues ...........................................................    $89,208,750      $101,006,182
                                                                           ===========      ============
   Operating income ...................................................    $ 9,524,802      $  1,102,135
                                                                           ===========      ============
   Net income (loss) ..................................................    $ 3,377,656      $ (1,793,259)
                                                                           ===========      ============

                        REPORT OF INDEPENDENT AUDITORS


To the Board of Directors of
HIMSCORP, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of HIMSCORP, Inc. and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the period from February 1, 1995 (commencement of operations) to December 31, 1995 and for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HIMSCORP, Inc. and Subsidiaries at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for the period from February 1, 1995 (commencement of operations) to December 31, 1995 and for the year ended December 31, 1996, in conformity with generally accepted accounting principles.






                                                  ERNST & YOUNG LLP


Chicago, Illinois
February 21, 1997

                        HIMSCORP, INC. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS



                                                                           December 31,
                                                                   ----------------------------
                                                                                                 September 30,
                                                                        1995           1996          1997
                                                                   -------------- ------------- --------------
                                                                                                  (Unaudited)
                              ASSETS
Current Assets:
Cash and cash equivalents ........................................  $    87,314    $   103,617   $   228,535
Accounts receivable, net of allowance of $2,500 in 1995,
 $64,394 in 1996 and $111,500 in 1997 ............................    2,100,106      2,709,549     4,448,779
Prepaid expenses and deposits ....................................      133,415        182,568       590,125
Restricted certificates of deposit ...............................           --      3,000,000     3,500,000
                                                                    -----------    -----------   -----------
    Total Current Assets .........................................    2,320,835      5,995,734     8,767,439
Equipment and Leasehold Improvements:
 Warehouse machinery and equipment ...............................      995,435      1,694,632     2,865,972
 Office machinery and equipment ..................................      389,028        715,896     1,177,409
 Vehicles ........................................................      277,207        488,637     1,001,490
 Leasehold improvements ..........................................      133,827        243,575       517,412
 Furniture and fixtures ..........................................       45,719         42,943        79,776
                                                                    -----------    -----------   -----------
                                                                      1,841,216      3,185,683     5,642,059
Less: accumulated depreciation ...................................      394,027        979,729     1,665,115
                                                                    -----------    -----------   -----------
  Net Equipment and Leasehold Improvements .......................    1,447,189      2,205,954     3,976,944
Other Assets:
Goodwill, net of accumulated amortization of $455,073 in
 1995, $1,110,921 in 1996 and $1,952,639 in 1997..................   13,187,687     18,049,189    27,351,923
Deferred financing costs, net of accumulated amortization of
 $43,725 in 1995, $123,876 in 1996 and $223,716 in 1997...........      271,017        483,174       631,391
Organization costs, net of accumulated amortization of $49,227
 in 1995, $122,304 in 1996 and $199,423 in 1997...................      252,526        309,460       330,677
Other ............................................................          600            800         1,000
                                                                    -----------    -----------   -----------
    Total Other Assets ...........................................   13,711,830     18,842,623    28,314,991
                                                                    -----------    -----------   -----------
    Total Assets .................................................  $17,479,854    $27,044,311   $41,059,374
                                                                    ===========    ===========   ===========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Current maturities of long-term debt ............................  $   212,902    $ 3,092,805   $ 2,877,000
 Accounts payable ................................................      411,899        328,054       241,553
 Accrued payroll and related expenses ............................      249,327        497,117       862,079
 Accrued expenses ................................................       65,685        306,204       463,029
 Income taxes payable ............................................      114,757        149,174            --
 Deferred revenue ................................................      494,558        775,176     1,049,804
 Deferred income taxes ...........................................      113,000         19,000        19,000
 Other ...........................................................           --        400,000       300,000
                                                                    -----------    -----------   -----------
    Total Current Liabilities ....................................    1,662,128      5,567,530     5,812,465
Long-Term Debt, Less Current Maturities ..........................   11,184,010     15,210,011    27,409,497
Deferred Income Taxes ............................................      122,000        300,000       523,000
Other ............................................................           --        300,000            --
Stockholders' Equity:
 Preferred stock, $1.00 par value; authorized 5,000 shares;
   no issued and outstanding shares ..............................           --             --            --
 Class A voting common stock, $0.01 par value; authorized
   10,000 shares; issued and outstanding 8,050 shares ............           81             81            81
 Class B voting common stock, $0.01 par value; authorized
   15,000 shares; issued and outstanding 12,522 shares in
   1995, 13,155 shares in 1996 and 13,323 shares in 1997 .........          125            132           133
   Additional paid-in capital ....................................    3,866,468      4,056,461     5,308,760
   Retained earnings .............................................      645,042      1,610,096     2,005,438
                                                                    -----------    -----------   -----------
    Total Stockholders' Equity ...................................    4,511,716      5,666,770     7,314,412
                                                                    -----------    -----------   -----------
    Total Liabilities and Stockholders' Equity ...................  $17,479,854    $27,044,311   $41,059,374
                                                                    ===========    ===========   ===========

          See accompanying notes to consolidated financial statements.

                        HIMSCORP, INC. AND SUBSIDIARIES


                       CONSOLIDATED STATEMENTS OF INCOME




                                                        Period from
                                                      February 1, 1995
                                                       (commencement                                Nine months ended
                                                       of operations)       Year ended                September 30,
                                                      to December 31,      December 31,    ----------------------------------
                                                            1995               1996             1996             1997
                                                     -----------------   ---------------   --------------   --------------
                                                                                                     (Unaudited)
Revenue:
 Storage revenue .................................       $9,043,414        $14,066,875      $10,278,500      $16,913,361
 Service revenue .................................          469,791          1,584,744          625,552        3,558,620
                                                         ----------        -----------      -----------      -----------
   Total Revenues ................................        9,513,205         15,651,619       10,904,052       20,471,981
Operating Expenses:
 Cost of services ................................        4,825,935          7,859,723        5,479,857       10,423,752
 Selling, general, and administrative ............        1,671,018          3,207,340        2,284,093        5,073,803
 Depreciation and amortization ...................          942,052          1,474,846          998,981        1,798,398
                                                         ----------        -----------      -----------      -----------
   Total Operating Expenses ......................        7,439,005         12,541,909        8,762,931       17,295,953
                                                         ----------        -----------      -----------      -----------
Operating Income .................................        2,074,200          3,109,710        2,141,121        3,176,028
Other (Income) Expense:
 Interest income .................................               --            (40,633)              --         (185,500)
 Interest expense ................................          995,688          1,318,994          904,322        1,976,953
                                                         ----------        -----------      -----------      -----------
   Total Other Expense ...........................          995,688          1,278,361          904,322        1,791,453
                                                         ----------        -----------      -----------      -----------
Income Before Provision for Income Taxes .........        1,078,512          1,831,349        1,236,799        1,384,575
Provision for Income Taxes .......................          433,470            866,295          508,174          989,233
                                                         ----------        -----------      -----------      -----------
Net Income .......................................       $  645,042        $   965,054      $   728,625      $   395,342
                                                         ==========        ===========      ===========      ===========



          See accompanying notes to consolidated financial statements.

                        HIMSCORP, INC. AND SUBSIDIARIES


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                                      Common Stock
                                         ---------------------------------------
                                              Class A             Class B          Additional
                                         ----------------- ---------------------    Paid-in      Retained
               Description                Shares   Amount    Shares     Amount      Capital      Earnings       Total
---------------------------------------- -------- -------- ---------- ---------- ------------- ------------ -------------
Issuance of Class A common stock
 on February 1, 1995 at $415.16
 per share .............................  8,050      $81         --      $--      $3,341,957    $       --   $3,342,038
Issuance of Class B common stock
 on February 1, 1995 at $42.56
 per share .............................     --       --      1,950       20          82,980            --       83,000
Issuance of Class B common stock
 on June 30, 1995 at $42.56 per
 share, net of issuance costs ..........     --       --     10,572      105         441,531            --      441,636
Net Income for the period ended
 December 31, 1995 .....................     --       --         --       --              --       645,042      645,042
                                          -----      ---     ------      ---      ----------    ----------   ----------
Balance as of December 31, 1995 ........  8,050       81     12,522      125       3,866,468       645,042    4,511,716
Issuance of Class B common stock
 on September 30, 1996 at $300
 per share .............................     --       --        633        7         189,993            --      190,000
Net Income for the year ended
 December 31, 1996 .....................     --       --         --       --              --       965,054      965,054
                                          -----      ---     ------      ---      ----------    ----------   ----------
Balance as of December 31, 1996 ........  8,050       81     13,155      132       4,056,461     1,610,096    5,666,770
Issuance of Class B common stock
 on May 14, 1997 at $650 per
 share (unaudited) .....................     --       --        174        1         113,299            --      113,300
Redemption, Class B Common Stock
 at $300 per share (unaudited) .........     --       --        (83)        (1)      (24,999)           --      (25,000)
Issuance of Class B Common Stock
 at $670 per share (unaudited) .........     --       --         77        1          51,999            --       52,000
Stock compensation (unaudited) .........     --       --         --       --       1,112,000            --    1,112,000
Net Income for the period ended
 September 30, 1997 (unaudited) ........     --       --         --       --              --       395,342      395,342
                                          -----      ---     ------      -----    ----------    ----------   ----------
Balance at September 30, 1997
 (unaudited) ...........................  8,050      $81     13,323      $133     $5,308,760    $2,005,438   $7,314,412
                                          =====      ===     ======      =====    ==========    ==========   ==========



          See accompanying notes to consolidated financial statements.

                        HIMSCORP, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                          Period from
                                                        February 1, 1995
                                                        (commencement of                               Nine months ended
                                                          operations)         Year ended                 September 30,
                                                        to December 31,      December 31,    ------------------------------------
                                                              1995               1996              1996              1997
                                                       -----------------   ---------------   ---------------   ---------------
                                                                                                        (Unaudited)
Operating Activities:
Net Income .........................................     $     645,042      $    965,054      $    728,625      $    395,342
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation .....................................           394,027           665,773           429,055           777,963
  Amortization .....................................           548,025           809,073           569,926         1,020,435
  Deferred income taxes ............................           235,000            84,700            31,000           223,000
  Stock compensation expense .......................                --                --                --         1,112,000
  Changes in operating assets and liabilities:
   Accounts receivable .............................          (583,888)          (84,462)         (249,321)       (1,166,173)
   Prepaid expenses and deposits ...................           (39,559)          (31,053)           (9,693)         (298,112)
   Accounts payable ................................          (203,849)          (88,545)         (236,707)         (695,836)
   Other current liabilities .......................           341,715           301,009           222,625           223,584
                                                         -------------      ------------      ------------      ------------
Net Cash Provided by Operating Activities ..........         1,336,513         2,621,549         1,485,510         1,592,203
Investing Activities:
 Acquisitions, net of cash acquired ................       (13,387,245)       (2,433,000)       (2,433,000)       (7,540,277)
 Purchases of equipment and leasehold
   improvements ....................................          (501,401)         (990,087)         (756,935)       (1,462,843)
 Purchases of certificates of deposits .............                --        (3,000,000)       (3,000,000)       (3,500,000)
 Proceeds from maturities of certificate of
   deposit .........................................                --                --                --         3,000,000
                                                         -------------      ------------      ------------      ------------
Net Cash Used in Investing Activities ..............       (13,888,646)       (6,423,087)       (6,189,935)       (9,503,120)
Financing Activities:
 Proceeds from borrowings of long-term
   debt ............................................        12,295,773        10,314,224         9,324,187        10,987,234
 Payments of long-term debt ........................        (3,440,000)       (6,686,383)       (4,504,059)       (3,066,699)
 Repurchase of common stock ........................                --                --                --           (25,000)
 Issuance of common stock, net of issuance
   costs ...........................................         3,783,674           190,000                --           140,300
                                                         -------------      ------------      ------------      ------------
Net Cash Provided by Financing Activities ..........        12,639,447         3,817,841         4,820,128         8,035,835
                                                         -------------      ------------      ------------      ------------
Net Increase (Decrease) in Cash and Cash
 Equivalents .......................................            87,314            16,303           115,703           124,918
Cash and Cash Equivalents at Beginning of
 Period ............................................                --            87,314            87,314           103,617
                                                         -------------      ------------      ------------      ------------
Cash and Cash Equivalents at End of Period .........     $      87,314      $    103,617      $    203,017      $    228,535
                                                         =============      ============      ============      ============
Noncash Investing and Financing Activities:
 Subordinated notes payable issued in
   acquisitions ....................................     $   2,259,010      $  3,000,000      $  3,000,000      $  3,500,000
 Common stock issued in acquisitions ...............            83,000                --                --                --
 Earn-out obligations in connection with
   acquisition .....................................                --           700,000           700,000                --

          See accompanying notes to consolidated financial statements.

                        HIMSCORP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

(Information with respect to the nine-month periods ended September 30, 1996 and 1997 is unaudited)

1. Description of Business


     HIMSCORP, Inc. (the Company) was formed on December 22, 1994 (operations commenced February 1, 1995) to act as a holding company for acquired health information management services companies (Note 3). The Company provides off-site record storage, retrieval, and management services primarily to hospitals in the Detroit, Los Angeles, New Orleans, Philadelphia, Pittsburgh, San Diego, Cleveland, Houston, St. Louis, Baltimore, Portland and Milwaukee markets.


Basis of Presentation

     The financial statements of the Company as of September 30, 1997 and for the nine-month periods ended September 30, 1996 and 1997 and all information subsequent to December 31, 1996 are unaudited. All adjustments and accruals (consisting of normal recurring adjustments) have been made which, in the opinion of management, are necessary for a fair presentation of the financial position and operating results of the interim period presented. Interim results are not necessarily indicative of results for a full year.

     The interim financial statements are condensed and do not include all the information and disclosures necessary for a full interim financial statement presentation.


2. Summary of Significant Accounting Policies


Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


Investments

     Restricted certificates of deposit (Note 4) are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. The certificate outstanding at December 31, 1996 matured January 2, 1997. The certificates outstanding at September 30, 1997 mature on October 1, 1997 ($500,000) and January 2, 1998 ($3,000,000).


Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost. Expenditures for normal repairs and maintenance are charged to expense as incurred. Depreciation on equipment is computed by accelerated methods based on the estimated useful lives of assets (5 to 15 years). Amortization of leasehold improvements is included in depreciation and amortized over the shorter of the estimated useful life or the lease term.


Intangibles

     Goodwill is amortized on a straight-line basis over 25 years. Organization costs are amortized using the straight-line method over five years.

     The Company assesses intangibles for impairment under FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Under those rules, the intangibles

                        HIMSCORP, INC. AND SUBSIDIARIES

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997
(Information with respect to the nine-month periods ended September 30, 1996 and 1997 is unaudited)
2. Summary of Significant Accounting Policies (continued)

associated with assets acquired in a purchase business combination are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.


Deferred Financing Costs

     Deferred financing costs are amortized using the straight-line method over the life of the related loan.


Stock-Based Compensation

     Stock-based compensation awards are accounted for under APB Opinion No. 25 Accounting for Stock Issued to Employees.


Revenue Recognition

     Revenue is recognized when the services are performed. Certain services are billed in advance, and the related revenue is deferred until the related services are performed.


Income Taxes

     Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse.


Fair Value of Financial Instruments

     The Company's financial instruments include accounts receivable, accounts payable, accrued liabilities and notes payable. The fair value of all financial instruments were not materially different than their carrying values.


Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3. Business Acquisitions


     On February 1, 1995, the Company purchased all of the outstanding common stock of Record Management of Louisiana, Inc., Century Medical, Inc., DLS, Inc., and INFORR Corp., Inc. for $12,527,755, consisting of $10,485,745 in cash, $1,959,010 in subordinated notes payable, and $83,000 in the Company's common stock (1,950 Class B common shares). The Company also assumed liabilities of $770,334. In conjunction with the acquisition, the Company recorded $10,885,502 in goodwill.


     On June 30, 1995, the Company purchased all of the outstanding common stock of JAD Interests, Inc., and substantially all of the assets of Record Care for $3,201,500, consisting of $2,901,500 in cash and $300,000 in subordinated notes payable. The Company also assumed liabilities of $54,681 in connection with the acquisition. In conjunction with the acquisition, the Company recorded $2,757,258 in goodwill.


     On March 31, 1996, the Company purchased all of the outstanding common stock of C.N.S. Records Management, Inc. and Stendy Corp. for $2,358,000 in cash and a minimum of $700,000 in future earn-out payments, of which $400,000 and $300,000 are due on March 31, 1997 and 1998, respectively. The Company projects the actual earn-out payments will be $700,000 and has recorded the liability and additional goodwill at December 31,

                        HIMSCORP, INC. AND SUBSIDIARIES

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

(Information with respect to the nine-month periods ended September 30, 1996 and 1997 is unaudited)
3. Business Acquisitions (continued)

1996. The Company assumed liabilities of $308,131 in connection with the acquisitions. In conjunction with the acquisitions, the Company recorded $2,703,223 in goodwill.

     On September 30, 1996, the Company purchased all of the outstanding common stock of Copyright, Inc. for $3,075,000, consisting of $75,000 in cash and $3,000,000 in subordinated notes payable and assumed liabilities of $198,900. In conjunction with the acquisition, the Company recorded $2,814,127 in goodwill.

     On January 2, 1997, the Company purchased all of the common stock of Recordkeepers, Inc. and Record Tech, Inc. for $7,879,000, consisting of $4,879,000 in cash and $3,000,000 in subordinated notes payable. The Company also assumed liabilities of $853,305. In conjunction with the acquisitions, the Company recorded $7,840,328 in goodwill.

     On June 1, 1997, the Company purchased all of the outstanding stock of MKC, Inc. for $3,200,000 consisting of $2,700,000 in cash and $500,000 in subordinated notes payable. The Company also assumed liabilities of $179,687 in connection with this acquisition. In conjunction with the acquisition, the Company recorded $2,347,002 in goodwill.

     In addition, the Company entered into certain employment, noncompete, and consulting agreements with the principal shareholders and certain ongoing senior management of the acquired companies.

     The acquisitions have been accounted for as purchases and, accordingly, the consolidated statements of income include the results of operations of the acquired businesses from their respective dates of acquisition.

     Based on unaudited data, the following table presents selected financial information for the company on a pro forma basis, assuming the companies had been combined since February 1, 1995.



                            Period from
                         February 1, 1995    Year ended    Nine-months ended
                          to December 31,   December 31,     September 30,
                               1995             1996             1997
                        ------------------ -------------- ------------------
   Revenues ...........       $18,439          $23,801          $21,390
   Net income .........         1,281            2,135              472

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made as of February 1, 1995.

                        HIMSCORP, INC. AND SUBSIDIARIES

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

(Information with respect to the nine-month periods ended September 30, 1996 and 1997 is unaudited)

4. Debt

     Long-term debt consists of the following:


                                                                                        December 31,
                                                                               ------------------------------
                                                                                    1995             1996
                                                                               --------------   -------------
   Working capital loan, plus interest at the prime rate (8.25% at
    December 31, 1996) plus 1.5% ...........................................    $        --     $     1,000
   Revolving loan, payable in varying quarterly installments through
    July 1, 2002, plus interest payable monthly at varying LIBOR interest rates (ranging from 5.50% to 6.50% at December 31,1996)
    plus 3.50% .............................................................      9,137,902      13,042,806
   Subordinated notes payable to sellers (including shareholders) in varying annual installments from 1997 through 2002, plus interest at
    varying rates up to 7.75%, payable semiannually through 2002 ...........      2,259,010       5,259,010
                                                                                -----------     -----------
                                                                                 11,396,912      18,302,816
   Less: Current maturities ................................................        212,902       3,092,805
                                                                                -----------     -----------
                                                                                $11,184,010     $15,210,011
                                                                                ===========     ===========

     The Company's subsidiaries have an agreement with a bank which provides for a credit facility which expires October 1, 2000 and includes a revolving loan of up to $14,000,000 and a working capital loan of up to $1,300,000. In 1997, the agreement was amended to increase the revolving loan to $23,500,000 and the working capital loan to $2,000,000.

     A facility fee of .50% per annum is payable on a quarterly basis on the available credit under the credit facility. The credit facility requires the subsidiaries of the Company to collectively maintain a specified amount of consolidated adjusted net worth, working capital, current ratio, interest coverage ratio, payment of dividends, and certain other financial covenants, all as defined within the agreement.

     The credit facility is collateralized by substantially all assets and common stock of the Company. In addition, the Company is required to maintain a life insurance policy covering the principal stockholder of the Company which also collateralizes the borrowings under the agreement. The agreement also provides that the principal stockholder may not pledge or permit a security interest or lien to exist on his common stock in connection with any other debt.

     The subordinated notes are subordinated to amounts outstanding under the credit facility. In addition, at December 31, 1996, $3,000,000 of the subordinated notes are secured by a letter of credit which is collateralized by a certificate of deposit; the remaining subordinated notes are unsecured.

     Principal maturities on long-term debt for each of the five years succeeding 1996 and thereafter are as follows: 1997--$3,092,805, 1998--$1,900,000, 1999--$2,883,333; 2000--$3,283,333; 2001--$4,342,345; and
thereafter--$2,801,000.


5. Capital Stock

     The holders of Class A common stock are entitled to receive cumulative cash dividends at 8% per annum. Dividends began to accumulate on the date of first issuance of the Class A shares and will be paid to Class A shareholders of record only in the event of a distribution to common shareholders. Accumulated dividends total $532,049 at December 31, 1996.

     1,950 shares of the Class B common stock have vesting provisions based on either time (1,000 shares) or performance (950 shares) criteria. The time shares are considered a fixed plan and the performance shares are

                        HIMSCORP, INC. AND SUBSIDIARIES

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

(Information with respect to the nine-month periods ended September 30, 1996 and 1997 is unaudited)
5. Capital Stock (continued)

considered a variable plan under APB Opinion No. 25. At December 31, 1996, 500 and 550 shares remain unvested under the fixed and variable plans, respectively. The Company has recorded compensation expense of $1,112,000 in the nine months ended September 30, 1997 for the performance shares based on their estimated fair value at September 30, 1997.


6. Leases

     The Company and its subsidiaries lease warehouse and office facilities and certain other equipment under operating leases that expire at various dates through 2001. In most cases, management expects that leases will be renewed or replaced by other similar leases in the normal course of business.

     Future minimum rental payments required under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:


   1997 .................................    $1,489,620
   1998 .................................     1,339,826
   1999 .................................     1,113,214
   2000 .................................       357,272
   2001 .................................       128,061
                                             ----------
   Total minimum lease payments .........    $4,427,993
                                             ==========

     Rental expense for operating leases was $813,325 and $1,562,913 in 1995 and 1996, respectively.


7. Income Taxes

     Significant components of the provision for income taxes are as follows:


                            Period from
                         February 1, 1995      Year ended
                          to December 31,     December 31,
                               1995               1996
                        ------------------   -------------
   Current:
    Federal .........        $127,145           $651,680
    State ...........          71,325            129,915
                             --------           --------
                              198,470            781,595
   Deferred:
    Federal .........         205,000             73,800
    State ...........          30,000             10,900
                             --------           --------
                              235,000             84,700
                             --------           --------
                             $433,470           $866,295
                             ========           ========

                        HIMSCORP, INC. AND SUBSIDIARIES

               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

(Information with respect to the nine-month periods ended September 30, 1996 and 1997 is unaudited)
7. Income Taxes (continued)

     A reconciliation between the provision for income taxes computed at statutory rates and the amount reflected in the accompanying consolidated statements of income is as follows:


                                                                         Period from
                                                                      February 1, 1995      Year ended
                                                                       to December 31,     December 31,
                                                                            1995               1996
                                                                     ------------------   -------------
   Computed federal tax provision at statutory rates .............        $366,694           $622,659
   Increase in taxes resulting from:
    State and local income taxes, net of federal benefit .........          37,316            136,562
    Other ........................................................          29,460            107,074
                                                                          --------           --------
                                                                          $433,470           $866,295
                                                                          ========           ========

     Included in the income tax provision for the nine months ended September 30, 1997 is approximately $434,000 related to the non-deductible compensation recorded in connection with the variable stock plan (Note 5). Significant components of the Company's deferred income tax liabilities are as follows:


                                                                                  December 31,
                                                                        -------------------------------
                                                                           1995                1996
                                                                        -----------         -----------
   Deferred income tax liabilities:
    Excess tax amortization .........................................    $118,000            $288,000
    Excess tax depreciation .........................................       4,000              12,000
    Prepaid insurance ...............................................      19,000              19,000
    Other ...........................................................      94,000                  --
                                                                         --------            --------
   Total deferred tax liabilities ...................................    $235,000            $319,000
                                                                         ========            ========

     The Company paid income taxes of approximately $290,000 and $541,000 in 1995 and 1996, respectively.


8. Employee Benefits

     Effective February 1, 1996, the Company established a 401(k) profit-sharing plan. Substantially all full-time employees who meet age and service requirements are eligible to participate. Employees may contribute up to 15% of their compensation, with matching contributions of up to 25% of 4% of compensation at the discretion of the Company. Company contributions to the 401(k) plan were $19,400 in 1996.


9. Related Party Transactions

     Keystone Capital, Inc., wholly owned by the principal stockholder of the Company, has responsibility for corporate operations and is paid an advisory fee by the Company for services provided. Such fees approximated $101,000 and $176,000 in 1995 and 1996, respectively.



10. Subsequent Events

     On October 31, 1997, Iron Mountain Incorporated acquired all outstanding stock of the Company. The transaction became effective November 1, 1997.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS


                                 $350,000,000



                           Iron Mountain Incorporated


              Debt Securities, Preferred Stock, Depositary Shares,
                           Common Stock and Warrants

                               ----------------

     Iron Mountain Incorporated (the "Company" or "Iron Mountain") may from time to time offer in one or more series (i) its debt securities (the "Debt Securities"), (ii) its shares of preferred stock, par value $.01 per share (the "Preferred Stock"), (iii) fractional shares of the Preferred Stock (the "Depositary Shares"), (iv) its shares of common stock, par value $.01 per share (the "Common Stock"), or (v) warrants to purchase any of the above securities (the "Warrants"), with an aggregate public offering price of up to $350,000,000 on terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").


     In connection with the Debt Securities, substantially all of the present and future subsidiaries of Iron Mountain (the "Guarantors") may, on a joint and several basis, offer full and unconditional guarantees ("Guarantees") of Iron Mountain's obligations under the Debt Securities. The Debt Securities, Guarantees, Preferred Stock, Depositary Shares, Common Stock and Warrants are collectively referred to as the "Offered Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Stock, Depositary Shares or Common Stock, terms of subordination to other indebtedness of the Company, terms of related Guarantees (if any), terms of security or pledge of assets (if any), and any original issue discount and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional shares of Preferred Stock represented by each Depositary Share; (iv) in the case of Common Stock, any offering price; and (v) in the case of Warrants, the securities to which they relate, duration, offering price, exercise price and detachability.

                               ----------------

     See "RISK FACTORS" at page 1 for certain information that should be considered by prospective investors.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                The date of this Prospectus is January 20, 1998.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in the accompanying Prospectus Supplement.

     The Common Stock is traded on the Nasdaq National Market System under the symbol "IMTN." Application will be made to list any shares of Common Stock sold pursuant to a Prospectus Supplement on the Nasdaq National Market System, subject to official notice of issuance. Iron Mountain has not yet determined whether any of the Debt Securities, Preferred Stock or Depositary Shares offered hereby will be listed on any exchange or over-the-counter market. If Iron Mountain decides to seek listing of any such Offered Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

                               ----------------
     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriters, agents or dealers. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company and its subsidiaries since the date hereof or the information contained or incorporated by reference herein is correct at any time subsequent to the date hereof.


                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a registration statement on Form S-3 (together with all exhibits, schedules and amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information concerning the Company and the Offered Securities, reference is made to the Registration Statement. Copies of the Registration Statement may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the prescribed fee.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission can be inspected and copies obtained at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by Iron Mountain with the Commission (File No. 0-27584) pursuant to the Exchange Act, are hereby incorporated in this Prospectus and specifically made a part hereof by reference: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Annual Report"), (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, (iii) Current Reports on Form 8-K dated June 25, 1997 (as amended August 26, 1997), October 1, 1997, October 16, 1997 (as amended November 10, 1997), October 30, 1997, November 25, 1997 and January 13, 1998 and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated January 18, 1996. In addition, the financial information contained in Iron Mountain's Registration Statements on Form S-4 (i) File No. 333-24635, filed with the Commission on April 4, 1997, as amended on May 7, 1997 and May 13, 1997, as made effective by the Commission on May 14, 1997, and (ii) File No. 333-41715, filed with the Commission on December 8, 1997, as made effective by the Commission on December 11, 1997 is incorporated herein by reference. All documents filed by Iron Mountain pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference into the Registration Statement and to be a part hereof from the respective dates of filing of any such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement), or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be made to the Company at its principal executive offices, 745 Atlantic Avenue, Boston, Massachusetts 02111, Attention: John F. Kenny, Jr., Executive Vice President and Chief Financial Officer.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 RISK FACTORS


     Investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus and any Prospectus Supplement, before purchasing any of the Offered Securities. This Prospectus sets forth or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act, such as those regarding the goals, beliefs, plans or current expectations of the Company and its management and other statements contained in this Prospectus regarding matters that are not historical facts. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors set forth below and the matters set forth or incorporated by reference in this Prospectus generally and any Prospectus Supplement. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect unanticipated events.


Risks Associated with Acquisition Strategy

     Iron Mountain has pursued and intends to continue to pursue acquisitions of records management and related service businesses as a key component of its growth strategy. Certain risks are inherent in an acquisition strategy, such as increasing leverage and debt service requirements and combining disparate company cultures and facilities, which could adversely affect Iron Mountain's operating results. The success of any completed acquisition will depend in part on Iron Mountain's ability to integrate effectively the acquired businesses into Iron Mountain. The process of integrating such acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management's attention and Iron Mountain's financial and other resources. No assurance can be given that additional suitable acquisition candidates will be identified, financed and purchased on acceptable terms, or that recent acquisitions or future acquisitions, if completed, will be successful.


     In September 1997, Iron Mountain amended and restated its bank facility, dated as of September 30, 1996 among Iron Mountain, the lenders party thereto and The Chase Manhattan Bank, as Administrative Agent (the "Credit Agreement"). Under the terms of the Credit Agreement, acquisitions by Iron Mountain involving in excess of (i) $65 million (other than the acquisition of Arcus Group, Inc. (the "Arcus Acquisition") and the acquisition of HIMSCORP, Inc. ("HIMSCORP")) for any one acquisition and (ii) $150 million in the aggregate or $100 million in cash for 1998 or any subsequent year require the approval of lenders holding 51% or more of the commitments under the Credit Agreement. No assurance can be given that the lenders will consent to any acquisitions that Iron Mountain proposes to make in excess of such limits.


     The size, timing and integration of possible future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year.


Competition; Alternative Technologies

     Iron Mountain has one or more competitors in all geographic areas where it operates. Iron Mountain believes that competition for customers is based on price, reputation for reliability, quality of service and scope and scale of technology, and believes that it generally competes effectively based on these factors. As a result of this competition, the records management industry has for the past several years experienced downward pricing pressures. While Iron Mountain believes that this pricing climate is stabilizing, there can be no assurance that prices will not decline further, as competitors seek to gain or preserve market share. Should a further downward trend in pricing occur or continue for an extended period of time, it could have a material adverse effect on Iron Mountain's results of operations. Iron Mountain also competes for acquisition candidates. Some of Iron Mountain's competitors may possess greater financial and other resources than Iron Mountain. If any such competitor were to devote additional resources to the records management business and such acquisition candidates or to focus its strategy on Iron Mountain's markets, Iron Mountain's results of operations could be adversely affected. In addition, Iron Mountain faces competition from the internal records management capability of its current and potential customers. There can be no assurance that these organizations will outsource more of their records management needs or that they will not bring in-house some or all of the functions they currently outsource.

     The substantial majority of Iron Mountain's revenues have been derived from the storage of paper documents and from related services. Such storage requires significant physical space. Alternative technologies for generating, capturing, managing, transmitting and storing information have been developed, many of which require significantly less space than paper. Such technologies include computer media, microforms, audio/video tape, film, CD-ROM and optical disk. None of these technologies has replaced paper as the principal means for storing information. However, there can be no assurance that one or more non-paper-based technologies (whether now existing or developed in the future) may not in the future reduce or supplant the use of paper as a preferred medium, which could in turn adversely affect Iron Mountain's business.


Financial Leverage; Debt Service Requirements

     Iron Mountain is highly leveraged due to the substantial indebtedness it has incurred primarily to finance acquisitions and expand its operations. Iron Mountain expects to continue to borrow under the Credit Agreement and possible future credit arrangements in order to finance possible future acquisitions and for general corporate purposes.

     The ability of Iron Mountain to repay its indebtedness depends upon future operating performance, which is subject to the success of Iron Mountain's business strategy, prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond Iron Mountain's control. The debt service obligations of Iron Mountain could have important consequences, including the following: (i) the ability of Iron Mountain to obtain additional financing for future working capital needs or for possible future acquisitions or other purposes may be limited; (ii) a substantial portion of Iron Mountain's cash flow from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing funds available for other purposes; (iii) Iron Mountain may be more vulnerable to adverse economic conditions than some of its competitors and thus may be limited in its ability to withstand competitive pressures; and (iv) Iron Mountain may be more highly leveraged than certain of its competitors, which may place it at a competitive disadvantage.

     A substantial portion of Iron Mountain's cash flow from operations is required for debt service. Management believes that cash flow from operations in conjunction with borrowings from existing and possible future credit facilities will be sufficient for the foreseeable future to meet debt service requirements and to make possible future acquisitions and capital expenditures. However, there can be no assurance in this regard, and Iron Mountain's leverage could make it vulnerable to a downturn in the operating performance of its subsidiaries, a downturn in economic conditions or, because borrowings under the Credit Agreement bear interest at rates which fluctuate, increases in interest rates on borrowings under the Credit Agreement. If such cash flow were not sufficient to meet such debt service requirements or payments of principal, Iron Mountain could be required to sell additional equity securities, refinance its obligations or dispose of assets in order to make such scheduled payments. There can be no assurance that Iron Mountain would be able to effect any of such transactions or do so on favorable terms.


Casualty

     Iron Mountain currently maintains and intends to continue to maintain, to the extent such insurance is available on commercially reasonable terms, comprehensive liability, fire, flood and earthquake (where appropriate) and extended coverage insurance with respect to the properties that it now owns or leases or that it may in the future own or lease, with customary limits and deductibles. Certain types of loss, however, may not be fully insurable on a cost-effective basis, such as losses from earthquakes, or may be altogether uninsurable, such as losses from riots. Iron Mountain has in the past suffered damages and losses from an earthquake and a riot in California, which damages and losses were substantially covered by insurance. In March 1997, Iron Mountain experienced three fires, all of which authorities have determined were caused by arson and which resulted in extensive damage to one and destruction of the Company's other records management facility in South Brunswick Township, New Jersey. Iron Mountain has filed several insurance claims related to the South Brunswick fires, including a significant claim under its business interruption insurance policy. Some of the Company's customers or their insurance carriers have asserted claims or filed lawsuits as a consequence of the destruction of or damage to their records due to the fires. The Company is a defendant in three such lawsuits. The outcome of these claims and proceedings cannot be predicted. Based on its present assessment of the situation, after consultation with legal counsel, management does not believe that the outcome of these claims and lawsuits will have a material adverse effect on Iron Mountain's financial condition or results of operations, although there can be no assurance in this regard.

     In the future, should uninsured losses or damages occur, Iron Mountain could lose both its investment in and anticipated profits and cash flow from the affected property and may continue to be obligated on any leasehold obligations, mortgage indebtedness or other obligations related to such property. As a result, any such loss could materially adversely affect Iron Mountain.


History of Losses; EBITDA Objective

     Iron Mountain has a history of experiencing net losses applicable to common stockholders. Such net losses are attributable in part to significant non-cash charges associated with Iron Mountain's pursuit of its growth strategy, namely, (i) depreciation and amortization expenses associated with expansion of Iron Mountain's storage capacity and (ii) goodwill amortization associated with acquisitions accounted for under the purchase method. In addition, net income applicable to common stockholders has been negatively affected by a charge for accretion of a redeemable put warrant and, in 1996, by an extraordinary charge related to the early retirement of debt. The put warrant was redeemed in February 1996, upon completion of Iron Mountain's initial public offering.

     Iron Mountain's primary financial objective is to increase its earnings before interest, taxes, depreciation, amortization and extraordinary items ("EBITDA"), which is a source of funds to service indebtedness and for investment in continued internal growth and growth through acquisitions, and not net income and net income applicable to common stockholders. Iron Mountain has benefited from growth in EBITDA, while net losses applicable to common stockholders have increased over such period. Based on its experience in the records management industry, Iron Mountain believes that EBITDA is an important tool for measuring the performance of records management companies (including potential acquisition targets) in several areas, such as liquidity, operating performance and leverage. In addition, lenders use EBITDA as a criterion in evaluating records management companies, and Iron Mountain's financing agreements contain covenants in which EBITDA is used as a measure of financial performance. Other measures of Iron Mountain's financial performance, such as net income and net income applicable to common stockholders, have been negatively affected by pursuit of Iron Mountain's objective to increase EBITDA and may be negatively affected in the future. In addition, execution of Iron Mountain's growth strategy could result in future net losses due to increased interest expense associated with borrowings under the Credit Agreement and possible future credit arrangements and increased depreciation and amortization expenses.


Anti-Takeover Effect of Certain Provisions of Iron Mountain's Certificate of Incorporation, By-Laws and the Notes Indentures

     Certain provisions of Iron Mountain's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and Iron Mountain's By-Laws (the "By-Laws") could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding capital stock of Iron Mountain and could make it more difficult to consummate certain types of transactions involving an actual or potential change in control of Iron Mountain, such as a merger, tender offer or proxy contest. The Restated Certificate also provides for three classes of Directors, as equal in number as possible, to be elected on a staggered basis (one class per year). As a result of such a provision, it would generally require at least two elections of the Iron Mountain Board to replace a majority of the members of the Iron Mountain Board, thereby enabling existing management to exercise significant control over Iron Mountain's affairs during such period. Pursuant to the Restated Certificate, shares of Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences (including the right to vote and the right to convert into Common Stock), as the Iron Mountain Board may determine. Pursuant to the By-Laws, approximately 4 million shares of Common Stock that were issued by the Company in five acquisitions are subject to restrictions on transfer for varying periods of time, all of which expire by January 1999. A significant portion of such shares are held by affiliates.

     Iron Mountain currently has outstanding $165,000,000 in aggregate principal amount of 10-1/8% Senior Subordinated Notes due 2006 issued in October 1996 (the "1996 Notes") and $250,000,000 in aggregate principal amount of 8-3/4% Senior Subordinated Notes due 2009 issued in October 1997 (the "1997 Notes," and collectively with the 1996 Notes, the "Senior Subordinated Notes"). Under certain circumstances relating to a change of control of Iron Mountain (a "Change of Control") as set forth in the indentures for the Senior Subordinated Notes (the "Notes Indentures"), Iron Mountain will be required to make an offer to purchase all of the outstanding Senior Subordinated

Notes at a purchase price, in cash, equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that Iron Mountain would be able to obtain such funds through a refinancing of the Senior Subordinated Notes to be purchased or otherwise, or that the purchase would be permitted under the Credit Agreement. Also, the requirement that Iron Mountain make an offer to purchase all of the Senior Subordinated Notes then outstanding in the event of a Change of Control may have the effect of deterring a third party from effecting a transaction that would constitute a Change of Control.


Control by Principal Stockholders

     The voting power held by certain large stockholders of Iron Mountain may have the effect of discouraging certain types of transactions involving an actual or potential change of control of Iron Mountain, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then-current market prices. In addition, as a result of such voting power, such stockholders have the ability to significantly affect the election of Directors of Iron Mountain who, in turn, control the management and affairs of Iron Mountain.



Restrictions Imposed by Terms of Indebtedness; Dependence Upon Operations of Subsidiaries

     The Credit Agreement and the Notes Indentures contain covenants restricting or limiting the ability of the Company and its subsidiaries to, among other things: (i) incur additional indebtedness; (ii) pay dividends or make other restricted payments; (iii) make asset dispositions; (iv) permit liens; (v) enter into sale and leaseback transactions; (vi) enter into certain mergers; (vii) make certain investments; and (viii) enter into transactions with related persons. This may adversely affect the Company's ability to pursue its acquisition strategy. The Credit Agreement also requires the Company to maintain specific financial ratios and to satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. The breach of any of those covenants could result in a default under the Credit Agreement, the Notes Indentures or all of them. In the event of a default under the Credit Agreement or the Notes Indentures, the lenders could seek to declare all amounts outstanding under the Credit Agreement, together with accrued and unpaid interest, if any, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders under the Credit Agreement could proceed against the collateral granted to them to secure that indebtedness. If the indebtedness under the Credit Agreement or the Notes Indentures were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company.

     Substantially all of the tangible assets of the Company are held by, and substantially all of the Company's operating revenues are derived from operations of, the Company's subsidiaries. Therefore, the Company's ability to pay interest and principal when due under the Credit Agreement and the Senior Subordinated Notes is dependent upon the receipt of sufficient funds from such subsidiaries. The Company's obligations under the Credit Agreement and the Senior Subordinated Notes are guaranteed, jointly and severally, by substantially all of the Company's present and future subsidiaries.


Environmental Matters


     As of September 30, 1997, Iron Mountain owned or leased over 150 records management facilities. Under various federal, state and local environmental laws, ordinances and regulations ("Environmental Laws"), an owner of real estate or a lessee conducting operations thereon may become liable for the costs of investigation, removal or remediation of soil and groundwater contaminated by certain hazardous substances or wastes or petroleum products. Certain such laws impose cleanup responsibility and liability without regard to whether the owner or operator of the real estate or operations thereon knew of or was responsible for the contamination, and whether or not operations at the property have been discontinued or title to the property has been transferred. In addition, the presence of such substances, or the failure to properly remediate such property, may adversely affect the current property owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. The owner or operator of contaminated real estate also may be subject to common law claims by third parties based on damages and costs resulting from off-site migration of the contamination.


     Certain Environmental Laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs"). Such laws may impose liability for release of ACMs and may enable third parties to seek recovery from owners or operators of real estate for personal injury associated with exposure to such substances.

Certain facilities operated by Iron Mountain contain or may contain ACMs. Certain of the properties formerly or currently owned or operated by Iron Mountain were previously used for industrial or other purposes that involved the use or storage of hazardous substances or petroleum products or the generation and disposal of hazardous wastes, and in some instances, included the operation of underground storage tanks ("USTs"). In addition, certain of such properties are adjacent to or near Superfund sites or other contaminated properties. In connection with its former and current ownership or operation of certain properties, Iron Mountain may be potentially liable for environmental costs such as those discussed above. Iron Mountain has from time to time conducted certain environmental investigations and remedial activities at certain of its former and current facilities, but an in-depth environmental review of all properties has not yet been conducted by or on behalf of Iron Mountain.

     Iron Mountain believes it is in substantial compliance with all applicable material Environmental Laws. No assurance can be given that there are, or as a result of possible future acquisitions there will be, no environmental conditions for which Iron Mountain might be liable in the future or that future regulatory action, as well as compliance with future Environmental Laws, will not require Iron Mountain to incur costs for or at its properties that could have a material adverse effect on Iron Mountain's financial condition and results of operations.



No Intention to Pay Dividends

     Iron Mountain has never declared or paid cash dividends on its capital stock. Iron Mountain intends to retain future earnings for use in its business and does not anticipate declaring or paying any cash dividends on shares of Common Stock in the foreseeable future. In addition, Iron Mountain is currently restricted under the terms of the Credit Agreement and the Notes Indentures from declaring or paying cash dividends on its Common Stock.


                                  THE COMPANY


     Iron Mountain is America's largest records management company, as measured by its revenues. The Company is a national, full-service provider of records management and related services, enabling customers to outsource records management functions. Iron Mountain has a diversified customer base, which includes more than half of the Fortune 500 and numerous commercial, legal, banking, healthcare, accounting, insurance, entertainment and government organizations. The Company provides storage and related services for all major media, including paper (the dominant form of record storage), computer disk and tapes, microfilm and microfiche, master audio and video tapes, film and optical disks, X-rays and blueprints. Iron Mountain's principal services provided to its storage customers include courier pick-up and delivery, filing, retrieval and destruction of records, database management, customized reporting and disaster recovery support. The Company also sells storage materials and provides consulting, facilities management, information technology staffing and other outsourcing services.

     Iron Mountain was incorporated in Delaware in 1990, but its predecessor operations date from 1951. The principal executive office of the Company is located at 745 Atlantic Avenue, Boston, Massachusetts 02111. Its telephone number is (617) 357-4455.



                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include acquisitions, investments and the repayment of indebtedness outstanding at such time or the reduction of amounts outstanding under the Credit Agreement or any other credit facility. Pending utilization as set forth above, the proceeds from the sale of the Offered Securities will be invested in short-term, dividend-paying or interest-bearing investment grade securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods indicated (in thousands):


                                                                                                      Pro Forma(1)
                                                                                              -----------------------------
                                                                         Nine months ended     For the year   For the nine
                                Year ended December 31,                    September 30,           ended      months ended
                   ------------------------------------------------- ------------------------  December 31,   September 30,
                      1992      1993      1994      1995      1996      1996        1997           1996           1997
                   --------- --------- --------- --------- --------- --------- -------------- -------------- --------------
Ratio of earnings
to fixed charges       1.3x      1.3x      1.2x      1.1x      1.1x      1.1x        0.9x(2)        0.7x(3)        0.8x(4)

(1) Includes results of operations prior to the date of acquisition and pro forma adjustments for acquisitions completed in 1996 and 1997 and the acquisition by the Company of Arcus Group, Inc. Does not include results of operations prior to the date of acquisition, or pro forma adjustments, for acquisitions completed by HIMSCORP or Arcus Group, Inc. in 1996 and 1997.

(2) The Company reported a pretax loss for the nine months ended September 30, 1997. For such period the Company would have needed to generate additional income from continuing operations, before provision for income taxes, of $2,156 to cover its fixed charges of $24,425.

(3) On a pro forma basis, the Company would have needed to generate additional income from continuing operations, before provision for income taxes, of $17,779 to cover its fixed charges of $58,449.

(4) On a pro forma basis, the Company would have needed to generate additional income from continuing operations, before provision for income taxes, of $7,601 to cover its fixed charges of $44,366.

     The ratios of earnings to fixed charges presented above were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income (loss) before provision for income taxes. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, if any, amortization of debt discounts and deferred financing costs, whether expensed or capitalized.



                        DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. The Debt Securities may be fully and unconditionally guaranteed on a secured or unsecured, senior or subordinated basis, jointly and severally by the Guarantors. The Debt Securities will be issued under one or more indentures (an "Indenture") between the Company and a trustee (an "Indenture Trustee"). Any Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to any Indentures and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities.


General

     The Company has filed with the Registration Statement with respect to the Offered Securities a form of Indenture (as supplemented from time to time, the "Senior Indenture") relating to the Senior Securities (as defined) and a form of Indenture (as supplemented from time to time, the "Subordinated Indenture") relating to the Senior Subordinated Securities (as defined) and Subordinated Securities (as defined). The Debt Securities will be direct obligations of the Company and, if issued under the Senior Indenture, will rank equally and ratably in right of payment with other indebtedness of the Company that is not subordinated (the "Senior Securities"), or, if issued under the Subordinated Indenture, will be subordinated in right of payment to the prior payment in full of Senior Indebtedness (as defined in the applicable Prospectus Supplement) and may rank equally and ratably with the Senior Subordinated Notes and any other senior subordinated indebtedness ("Senior Subordinated Securities") or may be subordinated in right of payment to the Senior Subordinated Notes and such other senior subordinated indebtedness ("Subordinated Securities"). See "--Subordination." The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to any Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     It is anticipated that any Indenture will provide that the Company may, but need not, designate more than one Indenture Trustee thereunder, each with respect to one or more series of Debt Securities. Any Indenture Trustee under any Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Indenture Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Indenture Trustee with respect to different series of Debt Securities, each such Indenture Trustee shall be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Indenture Trustee, and, except as otherwise indicated herein, any action described herein to be taken by the Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Indenture Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including, where applicable, the following:

    (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities, Senior Subordinated Securities or Subordinated Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible, or the method by which any such portion shall be determined;

    (4) if convertible, the terms on which such Debt Securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of the securities into which such Debt Securities are convertible;

    (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of 12 months consisting of 30 days each;

    (8) the place or places where (i) the principal of, any premium and interest on, and any additional amounts payable in respect of such Debt Securities will be payable, (ii) such Debt Securities may be surrendered for conversion or registration of transfer or exchange and
        (iii) notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

   (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

   (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

   (12) if the principal of or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and premium, if any, and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made;

   (13) whether the amount of payments of interest on, principal of or premium, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

   (14) the events of default or covenants of such Debt Securities, to the extent different from or in addition to those described in this Prospectus, and any provisions granting special rights to the holders of such Debt Securities upon the occurrence of events specified in such Prospectus Supplement;

   (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

   (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

   (17) whether any of such Debt Securities are to be issuable in permanent global form (a "Global Security") and, if so, the terms and conditions, if any, upon which interests in such Global Security may be exchanged, in whole or in part, for the individual Debt Securities represented thereby;

   (18) the applicability, if any, of the defeasance and covenant defeasance provisions described in this Prospectus or any modification thereof;

   (19) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

   (20) whether and under what circumstances the Company will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

   (21)  the subordination provisions, if any, relating to such Debt
         Securities;

   (22) the provisions, if any, relating to any security provided for such Debt Securities; and

   (23)  the provisions, if any, relating to any guarantee of such Debt
         Securities.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "--Merger, Consolidation or Sale of Assets" or as may be set forth in any Prospectus Supplement, an Indenture will not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provisions providing event risk or similar protection.


Denominations, Interest, Registration and Transfer

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series that are registered securities, other than Global Securities (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof.

     Unless otherwise specified in the applicable Prospectus Supplement, the interest on and principal of and premium, if any, on any series of Debt Securities will be payable at the corporate trust office of the Indenture Trustee, initially at the address which will be set forth in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register or by wire transfer of funds to such person at an account maintained within the United States.

     Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Indenture Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Indenture Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Indenture Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Indenture Trustee or the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Indenture Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.


     Neither the Company nor any Indenture Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if such Debt Securities are issuable only as registered securities, the day of the mailing of the relevant notice of redemption and (b) if such Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security so selected for redemption in whole or in part, except, in the case of any registered security to be redeemed in part, the portion thereof not to be redeemed; (iii) exchange any bearer security so selected for redemption except that such a bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.



Merger, Consolidation or Sale of Assets

     The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another entity unless: (a) the Company is the surviving corporation or the entity formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity formed by or surviving any such consolidation or merger (if other than the Company) or the entity to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and any Indenture (pursuant to a supplemental indenture in a form reasonably satisfactory to the applicable Indenture Trustee); and (c) immediately after such transaction no event of default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default exists.


Certain Covenants

     Provision of Financial Information. Whether or not required by the rules and regulations of the Commission, so long as any Debt Securities are outstanding, the Company will furnish to the holders of Debt Securities (a) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (b) all financial information that would be required to be included in a Form 8-K filed with the Commission if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors who request it in writing.

     Additional Covenants. Any additional or different covenants of the Company (or modifications to the foregoing covenants) with respect to any series of Debt Securities will be set forth in the applicable Prospectus Supplement.


Events of Default, Notice and Waiver


     Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payments as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in such Indenture; (e) default in the payment of an aggregate principal amount exceeding a specified dollar amount of any evidence of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness or constituting a default in the payment of such indebtedness at final maturity, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary (as hereinafter defined) or any of their respective property; and (g) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.


     If an Event of Default (other than an Event of Default described in clause
(f) above) under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Indenture Trustee if given by the holders). If an Event of Default described in clause (f) above with respect to the Debt Securities of any series at the time outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Indenture Trustee or any holder of such series of Debt Securities, become immediately due and payable. However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable

Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Company shall have deposited with the applicable Indenture Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may
be), plus certain fees, expenses, disbursements and advances of the applicable Indenture Trustee, and (ii) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), or premium, if any, or interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture. Each of the Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indenture Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default has been cured or waived; provided, however, that such Indenture Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than a majority in principal amount of the outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in the applicable Indenture relating to its duties in case of default, no Indenture Trustee will be under any obligation to exercise any of its rights or powers under such Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Indenture Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve such Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     The Company will be required to deliver to each Indenture Trustee annually a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.


Modification of the Indenture

     Modifications and amendments of an Indenture will be permitted to be made, and a waiver of any existing default or compliance with any provision may be made, only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities or series of outstanding Debt Securities which are affected by such modification, amendment or waiver; provided, however, that no such modification, amendment or waiver may, without the consent of the holder of each such Debt Security affected thereby, (i) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on any such Debt Security; (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (iii) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; or (vi) waive a default or event of default in the payment of principal of or premium, if any, or interest on the Debt Securities (except a recision of acceleration of the Debt Securities by holders of not less than a majority in principal amount of Debt Securities or series of Debt Securities affected thereby and that resulted from such acceleration); or (vii) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     Modifications and amendments of an Indenture will be permitted to be made by the Company and the applicable Indenture Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities;
(iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form; provided that such action shall not adversely affect the interests of the holders of the Debt Securities in any material respect; (v) to change or eliminate any provisions of the Indenture; provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock; (viii) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under an Indenture by more than one Indenture Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture; provided that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities; provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     Each Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

     Each Indenture will contain provisions for convening meetings of the holders of each series of Debt Securities. A meeting may be called at any time by an Indenture Trustee, and also, upon request, by the Company or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case, upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications, amendments and waiver of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities for that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that such Indenture expressly provides may be made, given or taken by the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.


Discharge, Defeasance and Covenant Defeasance

     The Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the applicable Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with such Indenture Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

     An Indenture may provide that, if certain provisions thereof are made applicable to the Debt Securities of or within a series pursuant to the Indenture, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") or (ii) to be released from its obligations with respect to such Debt Securities under certain sections of such Indenture (including the restrictions described under "--Certain Covenants") and, if provided pursuant to such Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Indenture Trustee, in trust, of an amount, in such currency or currencies, currency unit or units of composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest, in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled dates therefor.

     Such a trust may be established only if, among other things, the Company has delivered to the applicable Indenture Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of a particular series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligations or the specific payment of interest on or principal of the Government Obligations evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (i) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community,
(ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.


     If the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default and the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, are not sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default (even though they would have been sufficient to pay amounts due under such Debt Security at their stated time of maturity), the Company would remain liable to make payment of such amounts due at the time of acceleration.


     Notwithstanding the description set forth under "--Subordination" below, in the event that the Company deposits money or Government Obligations in compliance with the applicable Indenture in order to defease all or certain of its obligations with respect to any Senior Subordinated Securities or Subordinated Securities, the moneys or Government Obligations so deposited will not be subject to the subordination provisions of such Indenture and the indebtedness evidenced by such Senior Subordinated Securities or Subordinated Securities will not be subordinated in right of payment to the holders of senior indebtedness and senior subordinated indebtedness (as the case may be) to the extent of the moneys or Government Obligations so deposited.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

Conversion Rights


     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price or rate (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Company, the events requiring an adjustment of the conversion price or rate and provisions affecting conversion in the event of the redemption of such Debt Securities, and any restrictions on conversion.



Subordination

     The terms and conditions, if any, upon which Senior Subordinated Securities or Subordinated Securities of a series are subordinated to Debt Securities of another series or to other indebtedness of the Company will be set forth in the applicable Prospectus Supplement. Such terms will include a description of the indebtedness ranking senior to such Senior Subordinated Securities or Subordinated Securities, the restrictions on payments to the holders of such Senior Subordinated Securities or Subordinated Securities while a default with respect to such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such Senior Subordinated Securities or Subordinated Securities following an Event of Default, and provisions requiring holders of such Senior Subordinated Securities or Subordinated Securities to remit certain payments to holders of senior indebtedness.


Global Securities

     If so set forth in the applicable Prospectus Supplement, the Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any such series of Debt Securities will be described in the applicable Prospectus Supplement.


                         DESCRIPTION OF CAPITAL STOCK


     The following description of the capital stock of Iron Mountain and certain provisions of the Restated Certificate and the By-Laws is a summary and is qualified in its entirety by reference to the Restated Certificate and the By-Laws.

     Iron Mountain's authorized capital stock consists of 100,000,000 shares of Common Stock, 1,000,000 shares of nonvoting common stock, $.01 par value per share ("Nonvoting Common Stock") and 2,000,000 shares of Preferred Stock. No shares of Preferred Stock have been issued. There were 13,452,917 shares of Common Stock held by 219 holders of record and no shares of Nonvoting Common Stock issued and outstanding as of January 5, 1998.


Common Stock

     The rights of holders of the Common Stock and the Nonvoting Common Stock are identical in all respects except voting and convertibility.

     Dividends. Holders of record of shares of Common Stock and Nonvoting Common Stock on the record date fixed by the Iron Mountain Board are entitled to receive such dividends as may be declared by the Iron Mountain Board out of funds legally available for such purpose. No dividends may be declared or paid in cash or property on any share of either class, however, unless simultaneously the same dividend is declared or paid on each share of the other class. In the case of any stock dividend, holders of each class are entitled to receive the same percentage dividend (payable in shares of that class) as the holders of the other class.

     Iron Mountain is currently restricted under the terms of the Credit Agreement and the Notes Indentures from paying cash dividends on the Common and Nonvoting Common Stock. Even if funds were to be available, Iron Mountain does not intend to pay dividends in the foreseeable future.

     Voting Rights. Except as otherwise required by law, on each matter submitted for a vote of stockholders, holders of shares of Common Stock are entitled to one vote per share and holders of Nonvoting Common Stock are not entitled to vote.

     Under the Restated Certificate, the vote of holders of at least 80% of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of Directors, voting together as a single class (the "Voting Power"), is required for the amendment or repeal of, or the adoption of any provision inconsistent with, provisions of the Restated Certificate establishing a classified Board of Directors. The vote of holders of at least 66-2/3% of such Voting Power is required for the amendment or repeal of, or the adoption of any provision inconsistent with, provisions of the Restated Certificate authorizing the Preferred Stock, Common Stock and Nonvoting Common Stock or specifying the terms of the Common Stock and the Nonvoting Common
Stock (including any amendment to increase any shares of authorized capital stock). Certain other provisions also require such a 66-2/3% vote. See "DGCL and Certain Provisions of the Restated Certificate and the By-Laws." There are no cumulative voting rights in the election of the Board of Directors of the Company.

     Conversion Provisions. Shares of Nonvoting Common Stock are convertible, at any time at the option of the holder, on a share-for-share basis into shares of Common Stock without the payment of any additional consideration; provided that the conversion of any shares of Nonvoting Common Stock by a "bank holding company" under the Bank Holding Company Act of 1956, as amended, or an affiliate thereof is prohibited if the conversion of the total number of shares of Nonvoting Common Stock held by such holder would cause it to be in violation of such Act.

     Liquidation Rights. Upon liquidation, dissolution or winding-up of Iron Mountain, the holders of Common Stock and Nonvoting Common Stock are entitled to share ratably (based on the number of shares held) in all assets available for distribution after payment in full of creditors and payment in full to any holders of Preferred Stock then outstanding of any amount required to be paid under the terms of such Preferred Stock.

     Other Provisions. The outstanding shares of Common Stock and Nonvoting Common Stock are validly issued, fully paid and nonassessable. In any merger, consolidation or business combination, holders of each class will receive identical consideration, except that in any such transaction in which shares of stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ between the two classes. Neither class may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other class is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.


     The Transfer Agent and Registrar for the Common Stock is Boston EquiServe Limited Partnership, 150 Royall Street, Canton, Massachusetts 02021 (telephone number (781) 575-2000).


     The Iron Mountain Board has the power to issue shares of authorized but unissued Common Stock and Nonvoting Common Stock without further stockholder action. The holders of Common Stock and Nonvoting Common Stock are not entitled to preemptive or subscription rights. The issuance of such unissued shares could have the effect of diluting the earnings per share and book value per share of currently outstanding shares of Common Stock.


Preferred Stock

     The authorized and unissued shares of Preferred Stock may be issued with such designations, preferences, limitations and relative rights as the Iron Mountain Board may authorize including, but not limited to: (i) the distinctive designation of each series and the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative, and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable; (v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series;
(vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of Iron Mountain or the distribution of its assets; and (vii) the price or rates of conversion at which, and the terms and conditions on which the shares of such series may be converted into other securities, if such shares are convertible. Although Iron Mountain has no present intention to issue shares of Preferred Stock, the issuance of Preferred Stock, or the issuance of rights to purchase such shares, could discourage an unsolicited acquisition proposal and the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Restated Certificate (including any applicable certificates of designation) and the By-Laws.


     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

    (1) the title of such Preferred Stock;

    (2) the number of shares of such Preferred Stock offered, the par value, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) the date from which dividends on such Preferred Stock shall accumulate, if applicable;

    (5) the procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) the provision for a sinking fund, if any, for such Preferred Stock;

    (7) the provision for redemption, if applicable, of such Preferred Stock;

    (8) any listing of such Preferred Stock on any securities exchange;

    (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company or another series of Offered Securities, including the conversion price (or manner of calculation thereof);

   (10) whether interests in such Preferred Stock will be represented by Depositary shares as more fully described below under "Description of Depositary Shares;"

   (11) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

   (12) a discussion of federal income tax considerations applicable to such Preferred Stock;

   (13) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

   (14) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

   (15) any limitations on direct or beneficial ownership and restrictions on transfer.

     As described under "Description of Depositary Shares," the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts ("Depositary Receipts"), each representing a fractional interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Depositary (as defined below).


Rank

     Unless otherwise determined by the Iron Mountain Board and specified in the applicable Prospectus Supplement, it is expected that the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all Common Stock, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock.


Dividends

     Holders of Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Iron Mountain Board, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company (or, if applicable, on the records of the Depositary referred to below under "Description of Depositary Shares") on such record dates as shall be fixed by the Board.

     Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Iron Mountain Board fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock do not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the repayment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation and except pursuant to certain pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion of, the outstanding shares of the Preferred Stock of such series and any other series of Preferred Stock ranking on a parity with such series as to dividends and liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.


Redemption

     If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any other series of Preferred Stock ranking, as to dividends and upon liquidation, on parity with or junior to the Preferred Stock of such series shall be redeemed unless all outstanding series of Preferred Stock of such series are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     If fewer than all of the outstanding Preferred Stock of any series are to be redeemed, the number of Preferred Stock to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any of the Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and any and all rights of the holders of such shares will terminate, except the right to receive the redemption price.


Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to a series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of a series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets (including, if applicable, other series of Preferred Stock), then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other trust or corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.


Voting Rights

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, at any time dividends on any Preferred Stock shall be in arrears for a specified number of consecutive quarterly periods, the holders of such Preferred Stock and any other series of Preferred Stock upon which like voting rights have been conferred and are exercisable (voting separately as a class) will be entitled to vote for the election of two additional directors of the Company at the next annual meeting of shareholders and at each subsequent meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

     Unless otherwise specified in the applicable Prospectus Supplement, so long as any Preferred Stock remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of a majority of the shares of a series of Preferred Stock outstanding at the time that is adversely affected, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the certificate of designation for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of share of a series of the Preferred Stock, each such Depositary will, in effect be entitled to such fraction of a vote per Depositary Share.


Conversion Rights

     The terms and conditions, if any, upon which shares of any series of Preferred Stock may be converted into or exchanged for Common Stock or another series of Preferred Stock or other series of Offered Securities will be set forth in the Prospectus Supplement relating thereto. Such terms will include the number of Common Stock or other securities into which the Preferred Share is convertible or exchangeable, conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, provisions as to whether conversion or exchange will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion or exchange price and provisions affecting conversion or exchange in the event of the redemption such Preferred Stock.



                       DESCRIPTION OF DEPOSITARY SHARES


General

     The description set forth below and in any applicable Prospectus Supplement of certain provisions of any Deposit Agreement (as defined below) and of the Depositary Shares and depositary receipts representing Depositary Shares ("Depositary Receipts") does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of the Preferred Stock which have been or will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock.

     The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary (as defined below) to the public of Depositary Receipts, each of which will represent a fractional interest to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock which will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock as described below. Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company and the depositary named therein (a "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by such Depositary Share to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.


Dividends and Other Distributions

     A Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Depositary. Fractions will be rounded down to the market whole cent.

     In the event of a distribution other than in cash, a Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Depositary, unless such

Depositary determines that it is not feasible to make such distribution, in which case such Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distributions will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which have been converted or exchanged. The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to holders of Depositary Shares.


Redemption of Depositary Shares

     If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Receipts evidencing the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

     After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares and the related Depositary Receipts will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.


Voting of the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Depositary will endeavor, insofar as practical, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Depositary in order to enable such Depositary to do so. Such Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from gross negligence or willful misconduct of such Depositary.


Liquidation Preference

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Share will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by such Depositary Share, as set forth in the applicable Prospectus Supplement.


Conversion of Preferred Stock

     The Depositary Shares, as such, will not be convertible into or exchangeable for Common Stock, Preferred Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Depositary with written instructions to such Depositary to instruct the Company to cause conversion or exchange of the Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipts into Common Stock, other shares of Preferred Stock of the Company or such other Offered Securities as shall be provided therein, and the Company will agree that upon receipt of such instruction and any amounts payable in respect thereof, it will cause the conversion or exchange thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion or exchange. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Depositary Receipts will be issued for any Depositary Shares not to be converted.


Amendment and Termination of a Deposit Agreement

     Any form of Depositary Receipt evidencing Depositary Shares and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the applicable Depositary Shares then outstanding. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     Any Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the applicable Depositary if a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Depositary with respect to such Depositary Receipts. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed; (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares underlying such Preferred Stock; or (iii) each of the related Preferred Stock shall have been converted or exchanged into securities not so represented by Depositary Shares.


Charges of a Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Depositary in connection with the initial deposit of the Preferred Stock and any redemption of Preferred Stock. However, holders of Depositary Receipts will pay any transfer or other governmental charges and the fees and expenses of a Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.


Resignation and Removal of Depositary

     A Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove a Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary. A successor Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.


Miscellaneous

     A Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Depositary with respect to the related Preferred Stock.

     Neither Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without gross negligence or willful misconduct, and neither the Company nor any applicable Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and any Depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, such Depositary shall be entitled to act on such claims, requests or instructions received from the Company.


                            DESCRIPTION OF WARRANTS

     The Company may issue, together with any other series of Offered Securities or separately, Warrants entitling the holder to purchase from or sell to the Company, or to receive from the Company the cash value of the right to purchase or sell, Debt Securities, Preferred Stock, Depositary Shares or Common Stock. Any Warrants will be issued under Warrant Agreements (each a "Warrant Agreement") to be entered into between the Company and a warrant agent (the "Warrant Agent"), all as set forth in the applicable Prospectus Supplement relating to the particular issue of Warrants.

     In the case of each series of Warrants, the applicable Prospectus Supplement will describe the terms of the Warrants being offered thereby, including the following, if applicable: (i) the offering price; (ii) the currencies in which such Warrants are being offered; (iii) the number of Warrants offered; (iv) the securities underlying the Warrants; (v) the exercise price, the procedures for exercise of the Warrants and the circumstances, if any, that will cause the Warrants to be deemed to be automatically exercised;
(vi) the date on which the right shall expire; (vii) U.S. federal income tax consequences; and (viii) other terms of the Warrants.

     Warrants may be exercised at the appropriate office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of Warrants entitling the holder to purchase any securities, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments made to holders of such securities.

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.


    DGCL AND CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE AND THE BY-LAWS

     The Restated Certificate and the By-Laws contain certain provisions that could delay or make more difficult the acquisition of Iron Mountain by means of a tender offer, a proxy contest or otherwise. These provisions, as described below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Iron Mountain first to negotiate with Iron Mountain. Iron Mountain believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Iron Mountain outweigh the disadvantages of discouraging such proposals because, among other things, negotiations with respect to such proposals could result in an improvement of their terms.


Classified Board of Directors

     The Restated Certificate and the By-Laws provide for a Board of Directors that is divided into three classes of Directors, as nearly equal in number as possible, with the term of each class expiring in a different year. The By-Laws provide that the number of Directors will be fixed from time to time exclusively by the Iron Mountain Board, but shall consist of not more than 15 nor less than three Directors. The classified Iron Mountain Board is intended to promote continuity and stability of Iron Mountain's management and policies since a majority of the Directors at any given time will have prior experience as Directors of Iron Mountain. Such continuity and stability facilitates long-range planning of Iron Mountain's business and ensures the quality of its business operations. The classification of Directors has the effect of making it more difficult to change the composition of the Iron Mountain

Board. At least two annual stockholder meetings, instead of one, would be required to effect a change in the majority control of the Iron Mountain Board, except in the event of vacancies resulting from removal (in which case the remaining Directors will fill the vacancies so created). See "--Removal of Directors; Filling Vacancies on the Iron Mountain Board."


Removal of Directors; Filling Vacancies on the Iron Mountain Board


     The Restated Certificate and Iron Mountain By-Laws provide that an Iron Mountain Director may be removed by the stockholders only for cause at any time during such Director's term of office by the affirmative vote of the holders of at least 80% of the Voting Power.


     The By-Laws and the Restated Certificate both provide that a vacancy on the Iron Mountain Board, including a vacancy created by an increase in the size of the Iron Mountain Board by the Directors, may be filled by a majority of the remaining Directors or by a sole remaining Director, or if no Directors remain, then by the stockholders. The Restated Certificate also provides that any Director elected by the Iron Mountain Board to replace another Director of a given class of Directors will hold office until the next election of such class of Directors. These provisions are to ensure that a third party would be precluded from removing incumbent Directors and simultaneously gaining control of the Iron Mountain Board by filling the vacancies created by such removal with its own nominees. Moreover, even if the holders of the outstanding Common Stock were to vote to remove Directors for cause, only the remaining Directors would have the power to fill the vacancies created by such removal, unless such vote provided for the removal of the entire Iron Mountain Board for cause.


Amendment of Certain Provisions of the Restated Certificate and the By-Laws


     The Restated Certificate and the By-Laws contain provisions requiring the affirmative vote of the holders of at least 66-2/3% of the Voting Power to amend certain provisions of the Restated Certificate and the By-Laws. This supermajority voting provision also applies to (i) the provisions of the Restated Certificate authorizing Iron Mountain to release its Directors from any liability for monetary damages as a result of any breach of their fiduciary duties, with certain exceptions mandated by the DGCL, and (ii) the provisions allowing for the indemnification of officers and Directors of Iron Mountain.
The Restated Certificate provides that the By-Laws may be amended only by a majority of the full Iron Mountain Board or by the stockholders holding at least 66-2/3% of the Voting Power. The DGCL provides that by-laws may not be amended by a corporation's board of directors unless the corporation's certificate of incorporation expressly authorizes such amendments by the board of directors; the Restated Certificate includes such a provision. Under the Restated Certificate, at least 80% of the Voting Power is required to approve amendments to those provisions of the Restated Certificate or Iron Mountain By-Laws establishing a classified Board, specifying notice requirements for stockholder nominations of Directors or business to be brought by a stockholder before an annual meeting and limiting the rights of stockholders to remove Directors or fill vacancies on the Iron Mountain Board, to call special meetings or to effect actions by written consent.



Stockholder Actions and Meetings


     Iron Mountain's Restated Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Restated Certificate and Iron Mountain By-Laws provide that special meetings of stockholders can be called by the Chairman of the Board of Directors, if any, or the Iron Mountain Board pursuant to a resolution approved by a majority of the members of the Iron Mountain Board. The business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Iron Mountain Board. The ByLaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Iron Mountain Board, of candidates for election as directors and with regard to business brought before an annual meeting of stockholders of Iron Mountain.



Delaware Anti-Takeover Statute

     Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or
(iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to mean any person that (a) is the owner of 15% or more of the outstanding voting stock of the corporation or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, or any affiliate or associate of such person referred to in (a) or (b) of this sentence. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective 12 months after adoption. The Restated Certificate and the By-Laws do not exclude Iron Mountain from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring Iron Mountain to negotiate in advance with the Iron Mountain Board.


                          DESCRIPTION OF INDEBTEDNESS


     The summaries contained herein of certain of the indebtedness of Iron Mountain do not purport to be complete and are qualified in their entirety by reference to the provisions of the various agreements and indentures related thereto, which are filed as exhibits to the Registration Statement of which this Prospectus is a part and to which reference is hereby made.



Credit Agreement

     The Credit Agreement, as currently in effect, is a $250.0 million revolving credit facility that matures on September 30, 2002. Upon maturity, all outstanding revolving credit loans and other amounts payable thereunder will become due.

     Borrowings under the Credit Agreement may be used to finance possible future acquisitions, as well as for working capital and general corporate purposes. The Company's obligations under the Credit Agreement are guaranteed by substantially all of Iron Mountain's subsidiaries and are secured by the pledge of the stock of such subsidiaries. Prepayment of outstanding borrowings under the Credit Agreement are required in certain circumstances out of the proceeds of certain insurance payments, condemnations, issuances of indebtedness and asset dispositions.


     The Credit Agreement permits the Company to elect interest rates from time to time, as to all or a portion of the borrowings made thereunder, at interest rates based upon the applicable reference rate and margin or spread over such reference rate (which spread varies based upon the ratio of the Company's indebtedness to EBITDA). The reference rate, at the Company's option, may be based upon (i) a fluctuating rate of interest equal to the higher of the prime rate of The Chase Manhattan Bank, or rates based upon certificate of deposit or overnight federal funds rates, or (ii) for interest periods of 1, 2, 3, 6 or (if available) 12 months, the interest rates prevailing on the date of determination for the selected interest period in the London interbank market.


     The Credit Agreement contains covenants restricting the ability of Iron Mountain and its subsidiaries to, among other things: (i) declare dividends or redeem or repurchase capital stock; (ii) make optional payments and modifications of subordinated and other debt instruments; (iii) incur liens and engage in sale and leaseback transactions; (iv) make loans and investments; (v) incur indebtedness and contingent obligations; (vi) make capital expenditures;
(vii) engage in mergers, acquisitions and assets sales; (viii) enter into transactions with affiliates; and (ix) make changes in their lines of business. Iron Mountain is also required to comply with financial covenants with respect to: (i) a maximum leverage ratio; (ii) a minimum interest coverage ratio; and
(iii) a minimum fixed charge coverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.


The Senior Subordinated Notes

     In October 1996, the Company issued $165.0 million principal amount of the 1996 Notes, and in October 1997, the Company issued $250.0 million principal amount of the 1997 Notes. The 1996 Notes mature on October 1,

2006, and bear interest at a rate of 10-1/8% per annum, payable semi-annually in arrears on April 1 and October 1. The 1997 Notes mature on September 30, 2009, and bear interest at a rate of 8-3/4% per annum, payable semi-annually in arrears on March 31 and September 30. Both the 1996 Notes and the 1997 Notes are general, unsecured obligations of the Company, subordinated in right of payment to senior indebtedness of the Company, and are guaranteed on an unsecured, senior subordinated and joint and several basis by substantially all of the Company's present and future subsidiaries.


     Each of the Notes Indentures provides that the Company may redeem up to 35% of the initial principal amount of the 1996 Notes and the 1997 Notes, respectively, for a period of 36 months after the date of issuance with the net proceeds of one or more equity offerings, whether such offerings are registered pursuant to the Securities Act or not (unless such equity securities are redeemable prior to the maturity of the 1996 Notes or the 1997 Notes, as the case may be). In such event, the redemption price for the 1996 Notes would be 109.125%, and the redemption price for the 1997 Notes would be 108.75%, of the aggregate principal amount plus, in each case, accrued and unpaid interest. Each of the Notes Indentures also provides that the Company must repurchase, at the option of the holders, the 1996 Notes and the 1997 Notes, respectively, at 100% of their principal amount, plus accrued and unpaid interest, upon the occurrence of a "Change of Control," as defined therein. Except for required repurchases upon the occurrence of a change of control or in the event of certain asset sales, each as described in the respective Indenture, the Company is not required to make sinking fund or redemption payments with respect to the 1996 Notes or the 1997 Notes. The 1996 Notes become redeemable at the option of the Company at stated premiums commencing October 1, 2001. The 1997 Notes become redeemable at the option of the Company at stated premiums commencing September 30, 2002. Prior to September 30, 2002, the 1997 Notes are also redeemable at the option of the Company, in whole or in part, at a specified make-whole price.


     The Notes Indentures contain covenants restricting or limiting the ability of the Company and its subsidiaries to, among other things: (i) incur additional indebtedness, including indebtedness ranking senior to the 1996 Notes and the 1997 Notes and junior to any senior indebtedness; (ii) pay dividends or make other restricted payments; (iii) make asset dispositions;
(iv) permit liens; (v) enter into sale and leaseback transactions; (vi) enter into certain mergers; (vii) make certain investments; and (viii) enter into transactions with related persons.


                             PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     The distribution of Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. In connection with the sale of Offered Securities, underwriters or agents may receive or be deemed to have received compensation from the Company or from purchasers in the form of underwriting discounts, concessions or commissions. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or from purchasers.


     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts, concessions and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. Any such contracts will be subject to the condition that the purchase by an institution of the Offered Securities covered by its contracts shall not at the time of delivery be prohibited under the law of any jurisdiction in the United States to which such institution is subject and, if a portion of the Offered Securities is being sold to underwriters, may be subject to the condition that the Company shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

    Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than shares of Common Stock, which are listed on the Nasdaq National Market. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the Nasdaq National Market. The Company may elect to list any other series of Offered Securities on an exchange, but is not obligated to do so. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Offered Securities.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

    The specific terms and manner of sale of the Offered Securities will be set forth or summarized in the applicable Prospectus Supplement.



                                 LEGAL MATTERS


     Certain legal matters with respect to the Offered Securities offered by the Company will be passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts. Jas. Murray Howe, Secretary of Iron Mountain, is of counsel to Sullivan & Worcester LLP and beneficially owns 5,000 shares of Common Stock.




                                    EXPERTS

     The consolidated financial statements and schedule of Iron Mountain Incorporated and its subsidiaries for the three years ended December 31, 1996, included in Iron Mountain's Annual Report on Form 10-K, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Nashville Vault Company, Ltd. for the year ended December 31, 1995, included in Iron Mountain's Registration Statement on Form S-4 (file No. 333-24635, effective date May 14, 1997), have been audited by Geo. S. Olive & Co. LLC, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of International Record Storage and Retrieval Services, Inc. for the year ended December 31, 1995, included in Iron Mountain's Registration Statement on Form S-4 (file No. 333-24635, effective date May 14, 1997), have been audited by Rothstein, Kass & Company, P.C., independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Mohawk Business Record Storage, Inc. for the year ended December 31, 1995, included in Iron Mountain's Registration Statement on Form S-4 (file No. 333-24635, effective date May 14, 1997), have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Security Archives of Minnesota for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Wellington Financial Services, Inc. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Allegiance Business Archives, Ltd. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Stout, Causey & Horning, P.A., independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements and schedule of Safesite Records Management Corporation for the three years ended December 31, 1996, included in Iron Mountain's Registration Statement on Form S-4 (file no. 333-24635, effective date May 14, 1997), have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Concorde Group, Inc. and Neil Trucker Trust for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Fisher, Schacht & Oliver LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Data Securities International, Inc. for the year ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated October 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Records Retention/FileSafe, LP for the two years ended December 31, 1996, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Abbott Stringham & Lynch, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of HIMSCORP, Inc. and Subsidiaries for the period February 1, 1995 to December 31, 1995 and for the year ended December 31, 1996, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Arcus Technology Services, Inc. (Successor Company) for the year ended December 31, 1996 and the five months ended December 31, 1995 and the consolidated financial statements of Arcus, Inc. (Predecessor Company) for the seven months ended July 31, 1995 and the year ended December 31, 1994, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and are incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Arcus Group, Inc. for the two years in the period ended December 31, 1996, appearing in Iron Mountain's Current Reports on Form 8-K dated October 30, 1997 and November 25, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereof included therein, and are incorporated by reference herein in reliance upon the authority of such firm as experts in accounting and auditing.


     The consolidated financial statements of Arcus Group, Inc. for the year ended December 31, 1994, included in Iron Mountain's Current Report on Form 8-K dated November 25, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

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 No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus Supplement or the accompanying Prospectus in connection with the Offering covered by this Prospectus Supplement or the accompanying Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement, the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                        ------------------------------
                               TABLE OF CONTENTS


               Prospectus Supplement
                                                Page
                                               -----
Prospectus Supplement Summary ..............    S-1
Recent and Pending Acquisitions ............    S-8
Use of Proceeds ............................    S-10
Capitalization .............................    S-11
Pro Forma Condensed Consolidated Financial
   Information .............................    S-12
Selected Consolidated Financial and
   Operating Information ...................    S-21
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ..............................    S-23
Business ...................................    S-32
Management .................................    S-45
Principal Stockholders .....................    S-49
Underwriting ...............................    S-51
Legal Matters ..............................    S-52
Experts ....................................    S-52
Incorporation of Certain Information by
   Reference ...............................    S-54
Index to Financial Statements ..............    F-1

                Prospectus

Available Information ......................    ii
Incorporation of Certain Documents by
   Reference ...............................   iii
Risk Factors ...............................    1
The Company ................................    5
Use of Proceeds ............................    5
Ratio of Earnings to Fixed Charges .........    6
Description of Debt Securities .............    6
Description of Capital Stock ...............   15
Description of Depositary Shares ...........   21
Description of Warrants ....................   24
DGCL and Certain Provisions of the Restated
   Certificate and the By-Laws .............   24
Description of Indebtedness ................   26
Plan of Distribution .......................   27
Legal Matters ..............................   28
Experts ....................................   28




                                3,500,000 Shares


                                     [LOGO]
                                 IRON MOUNTAIN
                                  INCORPORATED


                                 Common Stock




                      ----------------------------------
                             PROSPECTUS SUPPLEMENT
                      ----------------------------------

                            Bear, Stearns & Co. Inc.

                            William Blair & Company

                       Prudential Securities Incorporated






                                 March 30, 1998

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